Exhibit 99.1

Annual Report 2022
March 8, 2023

Thomson Reuters Annual Report 2022

Information in this annual report is provided as of March 1, 2023, unless otherwise indicated.
Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.
The following terms in this annual report have the following meanings, unless otherwise indicated:

Term	Definition

“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments

Blackstone’s consortium	The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone

bp	Basis points – one basis point is equal to 1/100th of 1%, “100bp” is equivalent to 1%

Change Program	A two-year initiative, completed in December 2022, that focused on transforming our company from a holding company to an operating company and from a content provider into a content-driven technology company

constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period

COVID-19	A novel strain of coronavirus that was characterized a pandemic by the World Health Organization in March 2020

EPS	Earnings per share

F&R	Our former Financial & Risk business, which was renamed Refinitiv and is now the Data & Analytics business of LSEG

IFRS	International Financial Reporting Standards

LSEG	London Stock Exchange Group plc

n/a	Not applicable

n/m	Not meaningful

organic or organically	A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods

Refinitiv	Our former F&R business, which is now the Data & Analytics business of LSEG. We owned 45% of Refinitiv from October 1, 2018 through January 29, 2021

YPL	York Parent Limited, the entity that owns LSEG shares, which is jointly owned by our company and the Blackstone consortium. A group of current LSEG and former members of Refinitiv senior management also owns part of YPL. References to YPL also include its subsidiaries. YPL was previously known as Refinitiv Holdings Limited prior to the sale of Refinitiv to LSEG on January 29, 2021.

$ and US$	U.S. dollars
Non-IFRS
financial measures are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report.
For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.
Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.
Front cover photo credit: REUTERS/Yves Herman.

Thomson Reuters Annual Report 2022

Thomson Reuters Annual Report 2022

Business
Overview
Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. Thomson Reuters shares are listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI). Our website is

www.tr.com
.
Our company purpose is to
Inform the Way Forward
, where together with the professionals and institutions we serve, we help uphold the rule of law, turn the wheels of commerce, catch bad actors, report the facts, and provide trusted, unbiased information to people all over the world.
We are organized in five reportable segments reflecting how we manage our businesses:

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven technology solutions for in-house
legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via LSEG products.

Global Print Provides legal and tax information primarily in print format to customers around the world.
Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development, as well as our global facilities. We also centrally manage functions such as finance, legal and human resources.
Our Business Model and Key Operating Characteristics
We derive most of our revenues from selling information and software solutions, primarily on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

Thomson Reuters Annual Report 2022

Some of our key business and operating characteristics are:

Attractive
Industry

•
   Currently our “Big 3” segments operate in an estimated $28 billion market segment expected to grow between 6% and 8% over the next 5 years

•
   Legal, Tax & Government market segments are prime for content-driven innovation

Balanced and Diversified Leadership

•
   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•
   Resilient businesses, historically stable, which was affirmed by our performance during the
COVID-19
pandemic

•
   Approximately 500,000 customers; largest customer is approximately 5% of revenues*
Attractive Business Model • 80% of revenues are recurring • Strong and consistent cash generation capabilities
Strong Competitive Positioning

•
   Proprietary content plus data and human expertise combined with artificial intelligence (AI) and machine learning (ML) are key differentiators

•
   Products deeply embedded in customers’ daily workflows

•
   91% retention rate

Disciplined Financial Policies

•
   Focused and incentivized on organic revenue growth and free cash flow growth

•
   Balance investing in business and returning capital to shareholders

•
   Committed to maintaining investment grade rating with stable capital structure

•
   Significant potential capital capacity affords optionality

*	The news agreement with the Data & Analytics business of LSEG.
Three-Year History

•
2020
 – We appointed Steve Hasker as our new CEO and Mike Eastwood as our new CFO in March 2020. In 2020, the global
COVID-19
pandemic created unprecedented health risks to our employees, customers and suppliers, and containment measures intended to mitigate the impact of the pandemic resulted in global economic crisis and uncertainty. In response to the pandemic, we immediately transitioned most of our staff to a virtual work environment. At the same time, we worked with our approximately 500,000 customers to ensure continued access to our products and services. Our 2020 performance reflected the resiliency of our markets and our business.

•
2021
 – We initiated a
two-year
Change Program with a goal to drive growth and efficiency by transitioning our company from a holding company into an operating company, and from a content provider into a content-driven technology company. For additional information about the Change Program, please see the “Our Change Program” section of this annual report. In 2021, we and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG. For additional information about the transaction, please see the “Additional Information – Investment in LSEG” section of this annual report.

•
2022
 – Our
two-year
Change Program was completed by the end of 2022. We achieved $540 million of annualized run-rate operating expense savings, and made significant progress transforming Thomson Reuters into a more streamlined and scalable business that we believe now has a strong foundation for sustainable future growth. For additional information about the Change Program, please see the “Our Change Program” section of this annual report. On December 12, 2022, we announced that we and certain investment funds affiliated with Blackstone had agreed to sell shares in LSEG that we co-own
to Microsoft. On January 31, 2023, the company sold 10.5 million LSEG shares for gross proceeds of approximately $1.0 billion as part of this transaction. For additional information about the transaction, please see the “Additional Information – Investment in LSEG” section of this annual report. In 2022, we also launched Westlaw Precision, a new version of Westlaw designed to dramatically improve research speed and quality by enabling lawyers to target precisely what they are looking for.

Thomson Reuters Annual Report 2022

2022 Financial Highlights
For Thomson Reuters, 2022 was a year of significant progress. Relative to our financial results, we met or exceeded our organic revenue growth, adjusted EBITDA margin and free cash flow performance metrics in our 2022 updated outlook, which we confirmed in November 2022.
Total company revenues increased 4%, while organic revenues increased 6% driven by 7% growth in recurring revenues. Organic revenues for our “Big 3” segments increased 7%. Our adjusted EBITDA margin rose over 400bp to 35.1%, despite inflationary pressure and investments in our businesses. We generated net cash from our operating activities and free cash flow of $1.9 billion and $1.3 billion, respectively. We returned $2.1 billion to our shareholders through dividends and repurchases of our common shares.
Below are financial highlights of our revenues for the year ended December 31, 2022. Please see the “Management’s Discussion and Analysis” section of this annual report for additional information about our recent financial performance and outlook.

Our Change Program
The
two-year
Change Program was completed at the end of 2022, marking a turning point in our transition from a holding company into an operating company. The program allowed us to accelerate our journey towards being a leading content-driven technology company, powering the world’s most informed professionals.
We strengthened our foundation and established a platform for the next phase of our future growth by:

•	Making it easier for our customers to do business with us;

•	Significantly modernizing and simplifying our product portfolio and product development groups;

•	Reducing complexity across the organization and modernizing our technology and services; and

•	Optimizing our organizational design and location strategy to enable increased speed to market, access to talent, flexible working and better connectivity.

Thomson Reuters Annual Report 2022

The table below highlights key achievements of the Change Program:

Key Focus Areas	Priority Workstreams	Change Program Key Achievements

Reimagine the Customer Experience
•
   Modern digital self-serve approach, enabling greater penetration of the small and medium size businesses (SMB) market segment

•
   Standardized commercial terms, billing process and customer support

•
   Data-driven and
AI-powered
sales and marketing

•
   Increased SMB digital sales from 8% to 49% (as a percentage of total sales)

•
   New digitally enabled online sales and renewals launched for Westlaw and Practical Law in the U.S.

•
   Expanded our data and analytics team and improved ability to collect customer usage data and insights

•
   Standardized commercial terms, billing process and customer support across key offerings

•
   Over 100,000 customers migrated to the Customer Success Platform

•
   Achieved a higher Net Promoter Score (NPS), which is a metric that we use to measure improvements in customer experience

•
   Improved cross-selling through lead sharing within the sales platform and began using data & analytics to identify key cross-selling opportunities within our customer base

Optimize Products & Portfolio
•
   Product simplification aimed to simplify our customer offerings and reduce complexity in our portfolio

•
   World-class product proposition, development, pricing, delivery and management

•
   Omnichannel approach – channels aligned to meet customers’ needs

•
   Simplified our product portfolio with divestitures and sunsetting of products, allowing focus on higher-growth, strategic products. Additional benefits include the improvement of our security posture

•
   Modernized support tools with chatbots, improved call-routing and self-service interactions

•
   Our single
sign-on
service now manages over 2.5 million identities for 75 products, delivering easy and secure access with a single set of credentials

Simplify Operations & Leverage Technology
•
   Create shared technology platforms that support agile product development and significantly enhance customer experience

•
   Scale up ML and
re-engineer
underlying processes

•
   Finish shift to the cloud in 2023 and support simplification across the company

•
   50% of our revenue is available in a cloud solution, and teams are ahead of target on exiting data center assets

•
   Improved billing and payment experience for customers by optimizing the way we work

•
   Harnessed technology, including ML, AI and cloud capabilities to improve the quality of our content, editorial efficiency and speed to market

•
   Secure, modernized and simplified technology architecture and operations

•
   Established an API platform allowing us to accelerate the build of APIs.

•
   We built upon our security capabilities, receiving a third-party assessed leading industry segment maturity score in 2022 against the NIST Cybersecurity Framework (CSF)

Create Inclusive Culture of World- Class Talent
•
   Right roles in the right locations allowing us to attract and retain world-class talent

•
   Increase investment in training and development

•
   Foster inclusive purpose-driven culture that reflects our core values

•
   Reduced office locations and call centers in accordance with our location strategy

•
   Opened a new global center in Mexico City

•
   Created more than 3,000 new roles in the global centers

•
   Onboarded key talent in crucial areas including Product, Engineering, Marketing, Data & Analytics and Design & Technology

•
   Implemented a flexible hybrid working model, which allows us to attract top talent and provides an environment where employees can operate at their best

We invested nearly $600 million on technology, organizational and market-related initiatives. As of December 31, 2022, we achieved $540 million of annualized run-rate
operating expense savings.

Thomson Reuters Annual Report 2022

2023 Key Priorities
The investments made as part of the Change Program strengthened our foundation and created a scalable platform for future growth, including improved customer facing capabilities, a modernized Operations and Technology organization and a more flexible talent footprint. We plan to continue Thomson Reuters’ evolution from a holding company into an operating company, and from a content provider into a content-driven technology company by investing in strategic areas to make our foundation even stronger. Some key priorities for 2023 include:

•	Continue to simplify our product portfolio by sunsetting or divesting non-strategic products and focusing on a smaller number of higher growth categories;

•
Further improve our customer and digital experiences
by optimizing Westlaw and Practical Law for our small and medium business customers as well as pursuing opportunities to drive AI at scale for their benefit;

•	Drive new functionality and modernization efforts across our strategic products, supported by the roll-out of key AI/ML technologies;

•
Continue to move key products to the cloud, enhance our application programming interface (API) infrastructure, and leverage shared capabilities/tooling across the development teams to better enable our clients, improve the usability of our products, and help drive consistency and stability across our software development teams;

•	Continue to modernize our content suite and invest in the timely delivery of quality content to our customers;

•	Increase the overall stability and security of our strategic products by implementing the recommendations of the service health assessments completed in 2022;

•	Further simplify our organizational structure by continuing to leverage and develop our global centers; and

•	Leverage significant capital capacity to fund organic investment and execute a balanced capital allocation approach including annual dividend growth, strategic M&A, and shareholder returns .
Strategic Investment Priorities
We continue to target seven strategic investment priorities, which collectively had revenues of over $3.9 billion in 2022. We believe these priorities can drive further organic revenue growth reflecting their strong market segment positions, leveraging opportunities and potential to scale.

Thomson Reuters Annual Report 2022

Customer Segments
Our business is a customer-focused structure organized in five reportable customer segments: Legal Professionals, Corporates, Tax & Accounting Professionals, Reuters News and Global Print. This structure allows us to focus on the customer and partner with them to solve challenges that they face in their businesses. For additional information about the results of operations of our customer segments, please see the “Management’s Discussion and Analysis” section of this annual report.
Legal Professionals
Our Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics. The following provides a summary of Legal Professionals’ 2022 revenues by type of customer.

Legal Professionals’ primary global competitors are LexisNexis (which is owned by RELX Group) and Wolters Kluwer. Legal Professionals also competes with Bloomberg Industry Group and other companies that provide legal and regulatory information, Aderant and other companies that provide practice and matter management software, and client development providers and other service providers and start-ups
that support legal professionals.
Corporates
Our Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven technology solutions for in-house
legal, tax, regulatory, compliance and IT professionals. The following provides a summary of Corporates’ 2022 revenue by type of customer.

Corporates’ primary global competitors are Wolters Kluwer, Bloomberg and LexisNexis. Corporates also competes with focused software providers such as Avalara, MitraTech, Vertex and Sovos and at times with large technology companies such as SAP, as well as the largest global accounting firms.

Thomson Reuters Annual Report 2022

Tax & Accounting Professionals
Our Tax & Accounting Professionals segment serves tax, accounting and audit professionals (other than professionals in the largest seven accounting firms, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows. The following provides a summary of Tax & Accounting Professionals’ 2022 revenues by type of customer.

Tax & Accounting Professionals’ primary competitor is the CCH business of Wolters Kluwer. Other competitors include Bloomberg Industry Group in tax research, and Intuit, Drake Software, CaseWare and Sage in professional software and services. Tax & Accounting Professionals also competes with software start-ups
that serve tax, accounting and audit professionals.
Reuters News
Reuters is the world’s leading provider of trusted news, insight and analysis, reaching billions of people worldwide every day. Founded in 1851, it brings together world-class journalism, industry expertise and cutting-edge technology with unparalleled speed, reliability and accuracy to enable people to make better decisions. Reuters is committed to the Thomson Reuters Trust Principles, including that of independence, integrity and freedom from bias, and is an essential source of business, financial and world news delivered to financial market professionals exclusively via LSEG products, to the world’s media organizations, and to professionals via industry events and Reuters.com.
In 2022, Reuters delivered approximately 3.5 million unique news stories, 1 million pictures and images and 100,000 video stories, and numerous industry events.
For more information on the Thomson Reuters Trust Principles, please see the “Additional Information – Material Contracts – Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company” section of this annual report.
Reuters primary competitors include Bloomberg, the Associated Press, Agence France-Presse and Getty.
Global Print
Global Print is a leading provider of information, primarily in print format, to legal and tax professionals, government (including federal, state, and local government lawyers and judges), law schools and corporations. The business serves customers in the United States, Canada, the United Kingdom, Europe, Australia, Asia and Latin America. Global Print’s primary global competitors are LexisNexis and Wolters Kluwer.

Thomson Reuters Annual Report 2022

Key Brands
Our customer-focused structure enables us to have broader conversations with our customers, with a more cohesive go-to-market
approach. We believe that this focus will create opportunities to cross sell more of our products and services across their organizations, increase sales to existing customers, improve retention, and attract new customers. The following table provides information about our key brands and the target customer for each brand.

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax & Accounting Professionals

Westlaw Westlaw Edge (U.S., U.K. & Canada) Westlaw Precision (U.S) Sweet & Maxwell (U.K.) La Ley (Argentina)
Legal, regulatory and compliance information-based products and services.

Westlaw is our primary online legal research delivery platform. Westlaw offers authoritative content, powerful search functionality and research organization, team collaboration features and navigation tools to find and share specific points of law and search for analytical commentary.

Localized versions of online legal research services are provided in Argentina, Australia, Brazil, Canada, Chile, France, Ireland, Japan, New Zealand, Spain, the United Kingdom, Uruguay and other countries. Through Westlaw International, Westlaw Asia and Westlaw Middle East, we offer our online products and services to customers in markets where we do not offer a fully localized Westlaw service.

Practical Law Practical Law Connect Practical Law Dynamic Tool Set
Legal
know-how,
current awareness and workflow tools with embedded guidance from expert practitioners. Practice notes, standard documents, checklists and What’s Market tools cover a wide variety of practice areas such as commercial, corporate, labor and employment, intellectual property, finance and litigation. Practical Law currently has offerings in the United Kingdom, United States, Canada, Australia, and China.

CLEAR CLEAR Risk Inform CLEAR ID Confirm CLEAR Adverse Media Sanctions PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results.

HighQ HighQ Contract Analysis	Cloud-based collaboration and workflow platform for the legal and regulatory market segment.

Case Center	Cloud-based evidence-sharing platform for sharing documents and multimedia between justice agencies for trial preparation and courtroom presentation.

Fraud Analytics Fraud Detect ID Risk Analytics Case Tracking	A suite of data and analytics solutions to help auditors, investigators and managers detect fraud, waste and abuse in healthcare and large government subsidy programs.

Checkpoint Checkpoint Edge (U.S. & Canada)
Integrated tax and accounting information solution that addresses market disruption through integrated research, editorial insight, workflow productivity tools, online learning and news updates, along with intelligent links to related content and software.

Thomson Reuters Annual Report 2022

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax & Accounting Professionals

FindLaw	Online legal directory, website creation and hosting services, law firm marketing solutions and peer rating services.

3E 3E Cloud ProLaw Legal One
Suites of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management.

Legal Tracker	Online spend and matter management, e-billing, legal analytics services, and document storage, search and retrieval.

Regulatory Intelligence	Information and software products that provide a single source for regulatory news, analysis, rules and developments, with global coverage of more than 400 regulators and exchanges.

ONESOURCE ONESOURCE Global Trade
Comprehensive global tax solution with local and country content focused on managing a company’s entire tax lifecycle, including direct and indirect tax compliance, indirect tax determination, tax accounting, trade and customs supporting global supply chain, trust taxation, tax information reporting, tax planning, and overall workflow and process management.

Confirmation	Cloud-based platform to automate the workflow of the confirmations process of an audit. Used by a global network of audit firms, banks and law firms to increase efficiency and reduce risk.

Dominio	Accounting management and tax management software solutions for accounting firms, and micro and small companies in Brazil.

Cloud Audit Suite
End-to-end
solution providing accuracy and efficiency throughout the audit process through a suite of tools. Includes an online confirmation service and integration with third-party data analytics. Its cloud-based technology offers the ability to work from anywhere, collaborate with colleagues in real time, and securely access audit data.

CS Professional Suite
Scalable, integrated suite of desktop and online software applications that encompass key aspects of a professional accounting firm’s operations, from collecting customer data and posting finished tax returns to the overall management of the accounting practice.

Onvio
International suite of cloud-based products that bring aspects of accounting firm operations - including document management, file sharing and collaboration, time and billing, workpaper management and project management—into a single, accessible online platform.

Thomson Reuters Annual Report 2022

Additional Business Information
Corporate
Our corporate center seeks to foster a group-wide approach to management while allowing our business segments sufficient operational flexibility to serve their customers effectively. Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development, as well as our global facilities. Our corporate center also centrally manages functions such as finance, legal and human resources.
Operations & Technology
Our Operations & Technology group unifies our core functions into a single enterprise team. These include product engineering, our Chief Information Officer organization, data & analytics, digital transformation, customer experience, customer service & support, procurement, real estate, risk & compliance, collections and content operations. We believe that Operations & Technology provides the foundation and a greater opportunity to accelerate our progress on scale and growth initiatives, allowing us to sharpen our focus on allocating the right resources to our growth priorities.
We believe we can make information more relevant, more personal and deliver it faster to our customers through the smart use of technology. By using shared technology and working across our businesses, we are making our data more accessible and valuable for our customers, no matter how they access it. We are increasingly shifting more of our software from being on-premise
installations to
software-as-a-service
(SaaS) or cloud-based offerings that provide customers with access through the Internet.
We believe that we are continually transforming our content, products and services to better meet our customers’ needs, while focusing on securing our customer data and global systems as we implement and enhance our security programs.
We also continue to operate Thomson Reuters Labs, the dedicated applied research division of Thomson Reuters.
Research and Development
Innovation is essential to our success and is one of our primary bases of competition. Our research and development focus is part of Thomson Reuters Labs. The team has a rich history in applied research activities focused on exploring cutting-edge technologies applied to concrete business problems. In 2022, Thomson Reuters Labs celebrated 30 years of researching and delivering key new technologies, such as AI, for our clients and business. We ensure Thomson Reuters and our customers stay ahead in an ever-changing world with tools and human expertise enhanced by AI ingenuity.
We are driven by our customers’ need for trustworthy information. We develop new product innovations in the following primary focus areas: AI, natural language processing (NLP), AI operations (ModelOps) and systematic evaluation and implementation of Human-Centered AI (HCAI) solutions.
Our research ethos keeps us at the driving edge of how emerging technologies like deep learning, generative AI and blockchain can be applied to the distinct challenges of the industries and customers that we serve. We believe that we are uniquely positioned to combine these technologies with the intelligence and human expertise that our customers need to find trusted answers. The work of Thomson Reuters Labs is at the heart of our ambition to become the world’s leading content-driven technology company.
Digital Transformation
We have been a pioneer of digital product development for decades. As part of our customer experience transformation, we are creating a more holistic online experience, making it easier for our customers to find, try and buy our products by interacting digitally with Thomson Reuters. In 2022, we implemented numerous improvements to our digital customer journey, increased our share of SMB digital sales and continued to improve our online support tools. We continue to invest in online self-serve capabilities that allow customers to manage their accounts and get quick access to support and service.
Sales and Marketing, Partnerships and APIs
We primarily sell our products and services directly to our customers. In addition, we sell some of our products and services online directly to customers. Focusing more of our marketing and sales efforts on digital propositions has allowed us to broaden our range of customers and reduce sales and marketing costs.

Thomson Reuters Annual Report 2022

Some of our products and services are also sold in partnership with third-parties and authorized resellers. Centralizing our team to manage partnerships has accelerated the growth of our partner ecosystem, which has provided expanded market opportunities and revenue streams. Our partnership strategy was instrumental in the acquisition of SurePrep in 2023, as discussed in the “Acquisitions and Dispositions” section below. Continuing to develop our partner ecosystem is a key strategic lever for growth.
APIs allow our software platforms to connect with those of other companies, providing customers with data and access to services of both companies. We believe this will open new channels, business models and product offerings and will help grow our partner ecosystem. In 2023, we plan to continue expanding our API ecosystem to improve the experience of existing and new customers. As our capabilities related to APIs continue to grow, we believe it will enable us to further integrate our content and solutions into our customers’ workflows.
Intellectual Property
Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal intellectual property (IP) assets include patents and trade secrets, which protect the innovative ways that help create and deliver our content, trademarks, which protect our valuable brands, and copyrights, which protect our content and databases. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to grow our patent portfolio by applying for and receiving patents for our innovative technologies globally, as well as continuing to acquire patents through the acquisition of companies. We have registered a number of website domain names in connection with our online operations, and protect our global trademarks and copyrights through continued registrations, where appropriate, and enforcement against third-parties who threaten to infringe our trademarks and copyrights.
Acquisitions and Dispositions
Acquisitions -
Acquired businesses can strengthen our offerings and enable us to extend our platform with new capabilities that we believe will provide opportunities to expand our positions, better serve our customers and supplement our organic revenue growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.
In April 2022, we acquired Gestta Technology LTDA., a Brazilian-based producer of accounting practice management software, and ThoughtTrace, Inc., a Texas-based business providing a document-understanding and contract-analysis platform powered by AI and machine learning. In August 2022, we acquired PLX AI ApS, an AI powered real time financial news service provider based in Denmark. In January 2023, we acquired SurePrep, LLC, a California-based company that offers 1040 tax automation software and services to accounting firms in order to increase productivity and profitability while promoting a digital tax workflow. In addition, throughout 2022, TR Ventures Fund, which was launched in 2021 and plans to invest up to $100 million over the next few years, made several investments to support companies that are building innovations to allow professionals to operate more productively and with greater insights.
We expect that acquisitions will continue to play an important role in our strategy going forward and we expect to continue to make tactical acquisitions from time to time that we believe will strengthen our positions in key growth segments.
Dispositions –
As part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we have sold a number of non-core
businesses and product lines during the last several years which are not compatible with our strategy.
For more information on acquisitions and dispositions that we made in the last two years, please see the “Management’s Discussion and Analysis” section of this annual report.

Thomson Reuters Annual Report 2022

Human Capital Management
Employees
The following table sets forth information about our employees as of December 31, 2022.

By Region
Americas	15,100
Asia Pacific	6,800
Europe, Middle East and Africa (EMEA)	3,300
By Unit
Legal Professionals	1,300
Corporates	1,200
Tax & Accounting Professionals	600
Global Print	600
Reuters News	3,300
Product & Editorial	3,500
Operations & Technology	9,200
Corporate Center (Enabling Functions)	1,400
Commercial Functions (1)	1,100
Other (2)	3,000
Thomson Reuters	25,200
(1) Reflects employees in Marketing, Commercial Excellence and Strategy.
(2) Reflects employees in our Latin America, Asia and Emerging Markets and Government businesses.
We believe that we generally have good relations with our employees, unions and works councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.
Overview
Our human capital practices and initiatives are designed to attract, motivate and retain high quality and talented employees across all of our businesses who feel valued, are provided with opportunities to grow, and are driven to succeed. We focus on a variety of human capital topics that apply to our workforce, such as compensation and benefits, culture and employee engagement, talent acquisition/development, and diversity and inclusion. Over the last few years, oversight of human capital management has also been a greater focus area for our Board of Directors.
Starting in April 2022, most of our employees around the world began to transition to hybrid working arrangements, splitting their time between working from home and the office. We believe that a hybrid model provides the environment and resources to enable our teams and people to do their best work and grow. At the same time, we have maintained a focus on inclusive and equitable work and talent practices under this hybrid work arrangement, while also keeping in mind that many of our teams work across multiple locations and have colleagues who are fully remote.
While we voluntarily publish numerous human capital-related metrics and data in our securities filings and on our website (notably in our Social Impact & ESG Report), some metrics and data are not publicly disclosed due to competitive considerations.
We expect that human capital management will continue to be an important focus area in the future for management and the Board because it ensures solid stewardship of our organization, supports important societal objectives, and is key to ensuring strategic advantage in the marketplace.
For additional information regarding some of our human capital management practices, please see the “Environmental, Social and Governance (ESG)” section below.

Thomson Reuters Annual Report 2022

Environmental, Social and Governance (ESG)
Our company is dedicated to serving institutions and businesses that keep the wheels of commerce turning, uphold justice and taxation systems, fight fraud, support law enforcement and report on world events with impartiality, as an important source of unbiased news globally. In these and many other ways, we aspire to strengthen the foundations of society in partnership with our customers.
We pursue ESG initiatives because they contribute to value creation for our customers, employees, shareholders and other stakeholders. The Board and its committees oversee different
ESG-related
areas that are of the greatest importance to the organization and our stakeholders to achieve our long-term strategic objectives. Ultimately, though, our
ESG-related
initiatives require employees who take on responsibility for them and are empowered to achieve them. Subject matter experts lead the work, and senior executives are accountable for embedding programs in the business, for maximum impact and duration.
We now have greater cohesion to our
ESG-related
workstreams, which include sustainability, diversity and inclusion, community relations and volunteerism. ESG factors are considered in our Enterprise Risk Management (ERM) processes. The work of the Thomson Reuters Foundation also contributes to our ongoing ESG efforts.
Thomson Reuters understands that ESG measures are important to our stakeholders and drive positive impact on global issues. Conducting business in a principled manner – and transparently disclosing relevant targets and metrics related to our ESG programs – will not only allow our stakeholders to be informed on our progress, but also encourage others to lead.

We post a Social Impact & ESG Report annually on our website, www.tr.com/social-impact-report, which summarizes our strategy, includes stories of progress and tracks performance, tying our efforts to our business strategy and commercial expertise. The report highlights how we run our business with purpose, manage our sustainability goals, foster an inclusive workplace, and make a difference in communities through wider-ranging social impact programs pursuing access to justice, truth and transparency. We encourage you to review the Social Impact & ESG Report to gain a better understanding of our accomplishments and practices in these areas.

We believe that by uniting our technical capabilities with those of our customers in these areas, we will drive the greatest change. We also believe in the power of collaboration with the international business community, so we are signatories of the United Nations Global Compact (UNGC), a non-binding
United Nations (U.N.) pact to encourage businesses and firms worldwide to adopt sustainable and socially responsible policies. We are actively partnering to advance the Sustainable Development Goals, particularly SDG 16 –
Peace, Justice and Strong Institutions.
We are also aligned with the United Nations Guiding Principles on Business and Human Rights (UNGPs), which augment our longstanding commitment to the UNGC, the U.N. Declaration on Human Rights, and other international standards. The UNGPs are the global standard for preventing and addressing the risk of adverse impacts on human rights linked to business activity, and they provide the internationally accepted framework for enhancing standards and practices with regard to business and human rights.
Earlier this year, we completed our first ESG materiality assessment, an assessment that allows companies to identify and prioritize the ESG issues that are most likely to impact their business and stakeholders in the short and long-term. We used “double materiality” as our lens – which means we examined how material ESG topics affect our business and create or erode enterprise value as well as how material ESG risks and opportunities in our business could positively or negatively impact people, economies, and the environment. We took a thorough approach engaging internal and external experts and stakeholders as well as benchmarking ourselves against our peers and leading companies.

Thomson Reuters Annual Report 2022

As part of our ESG materiality assessment, we also conducted a company-wide human rights impact assessment (HRIA) of our global operations, products and services. In doing so, we sought to proactively manage actual and potential human rights impacts in order to mitigate risks to both Thomson Reuters and to stakeholder groups. The methodology for this assessment included desk-based research, internal and external stakeholder interviews and detailed analysis and discussions of the findings. This process also included benchmarking ourselves against our peers and leading companies. This assessment examined potential impacts across stakeholder groups and helped us identify salient human rights risks which were then mapped against the expectations of the UNGPs, which now inform our human rights strategy and roadmap. Our commitment to respecting human rights throughout our operations will continue to guide our work and the recommendations from this comprehensive ESG assessment will continue to help us identify, assess, and proactively respond to salient and material risks across our enterprise. Our 2023 Social Impact & ESG Report, which we anticipate publishing in April 2023 and will be available on our website at www.thomsonreuters.com, will contain information on the key findings from the ESG materiality assessment and the HRIA.
Environmental Practices
Some of our environmental initiatives and accomplishments include the following:

•	As of December 31, 2021, we were using 100% renewable energy for all our operations. We are working closely with our suppliers to drive lower emissions within our supply chain.

•
We joined the Science Based Targets Initiative (SBTi) in 2020, aligning to the most ambitious
1.5-degree
Celsius pathway. Thomson Reuters is among a leading group of approximately 2,100 companies globally to have done so.

•
In 2020, we announced our commitment to targeting
net-zero
emissions by 2050. As of the end of 2021, we had reduced our Scope 1 and Scope 2 GHG emissions by 93% from our 2018 baseline and we are significantly ahead of our SBTI commitment. We will continue to measure and manage our own emissions and environmental impacts and continue to identify ways to further assess, monitor and improve our carbon footprint.

•
We continue to optimize our real estate portfolio utilization to adjust to market trends, business needs, and evolving ways of working. This is contributing to a decreased carbon footprint by reducing the number of office locations. The
COVID-19
pandemic has also resulted in less business travel and increased use of more virtual and collaboration tools by our employees.

•
Our strategy to migrate more of our revenue to the cloud will help reduce our environmental footprint as we will be less reliant on energy use associated with company-managed data centers. We will take advantage of cloud hosting environments that utilize resources more efficiently and can be easily optimized to reduce waste.

•
Some of our content and other information products help our customers address climate change matters. For example, Practical Law includes a tracker covering key Biden Administration actions and initiatives on climate, energy and environmental issues and other resources related to climate change disclosures for U.S. public companies. The Thomson Reuters Institute also launched an ESG Resource Center which offers insights for corporations and governments around the world on the most pressing current and future issues concerning ESG topics.

Social Practices
Our values and culture
Thomson Reuters has a long history of being recognized as a leading employer. As we strive for continued progress, we appreciate being recognized for our work in this space, but we are acutely aware of the need to increase momentum. In 2022, our awards and recognitions included:

•	Canada’s Best Employers, Great Place to Work, Canada, Greater Toronto’s Top Employers, and Top 100 Employers in Canada

•	Best Employer for Diversity, Forbes

•	LinkedIn’s Top Companies

•	Best Places to Work for Disability Inclusion, Disability: IN

•	Human Rights Campaign Best Places to Work for LGBTQ Equality and 100% score, Human Rights Campaign’s Corporate Equality Index
In all our work, we uphold the Thomson Reuters Trust Principles, including that of integrity, independence and freedom from bias.

Thomson Reuters Annual Report 2022

Diversity and Inclusion
The way forward will be a diverse and inclusive one – for the customers and societies we serve, and for Thomson Reuters as a company. Diversity and Inclusion (D&I) is core to Thomson Reuters’ purpose and values. In 2022, we continued to make progress on D&I within Thomson Reuters in the face of significant change as a company. We remain committed to prioritizing D&I as a business imperative, continually improving the inclusiveness and equity of our employee experience for all colleagues and achieving our D&I goals.
In 2020, Thomson Reuters established aspirational goals for diversifying our senior leadership (director and above). In 2022, we continued to increase the representation of racially/ethnically diverse talent in senior leadership while the representation of women and Black employees in senior leadership remained flat year-over-year. As of March 6, 2023, 36% (4) of our current 11 executive officers are women and 27% (3) identify as racially/ethnically diverse.
Increased Black senior executive hiring – the result of focused efforts to establish relationships with senior Black talent and achieving diverse candidate slates for executive recruitment – was offset by attrition. Focused actions to support growth and improve retention include highlighting Black high potential talent in CEO talent reviews, stay interviews, career coaching and opportunity matching and mentorship by executive team members. While we did not ultimately achieve our representation goals in 2022, we made meaningful progress and are re-committing
to them in 2023.
The following table sets forth our diverse talent representation in 2020, 2021 and 2022, as well as our 2023 goals:

Goal	2020	2021	2022	2023 Goal
Women in senior leadership	39%	41%	41%	45%
Racially/ethnically diverse talent in senior leadership	14%	16%	18%	20%
Number of Black employees in senior leadership	32	38	38	60
Note – our racial/ethnically diverse representation and Black talent representation goals are only measured for the U.S. (including Puerto Rico), U.K., Canada, Brazil and South Africa.
Additional D&I initiatives we’d like to highlight from 2022 include:

•
Recruitment of entry-level Black talent through various universities and programs, including partnerships with Historically Black Colleges and Universities (HBCUs) and other local partners that support students of color (e.g., Page Education Foundation,
P-TECH,
Best Prep and more). In addition, we have launched a new Black Internship Scheme (BIS) in the UK to foster the inclusion and advancement of employees that self-identify as Black or of African descent, promoted through our Thomson Reuters careers blog and a podcast,
INTERNING
;

•
Corporate partnerships with initiatives that promote the employability, development and visibility of underrepresented groups, including Ascend Canada, Ascend US, Black Professionals in Technology Network, Catalyst, Disability:IN, HACE (Hispanic Alliance for Career Enhancement) and Out&Equal;

•
Sponsorship of nine Business Resource Groups (BRGs), which play a critical role in driving awareness, understanding of diverse backgrounds and execution against our diversity and inclusion strategy. Current BRGs include: Asian Affinity Network, Black Employee Network, Disability Employee Network, Early Careers Network, Indigenous Peoples Network, Latino Employee Network, Pride at TR, Veterans Employee Network and Women at TR. Collectively, the BRGs span more than 70 chapters around the world, with the support of more than 150 volunteers leading them across the globe;

•
Training programs and innovative learning opportunities include: a “Breaking Bias” program that we launched to all employees globally in 2021 and reinforced in 2022, resulting in 66% global employee completion; and continued growth and expansion of Diverse Talent Academies (in partnership with McKinsey), which reached 220 racial and ethnically diverse talent that self-identify as Black, Latino, and Asian;

Thomson Reuters Annual Report 2022

•	The “Count Me In” internal initiative, which grew our voluntary self-identification data by 10% in 2022 and deepened our talent insights; and

•
Expanded external reporting including disaggregated data on racial and ethnic representation and the introduction of additional diversity talent representation data, where available, for LGBTQ+, disability and veterans.

Health and Wellbeing
The past few years have had a profound impact on all of us and our company has adjusted to new ways of working. The health and wellbeing of our employees is a priority for our leadership and we have put in place several initiatives related to mental, physical, financial and social wellbeing to support them.
We recently launched a new “Flex My Way” program, which is a supportive workplace policy that promotes work-life balance and improved flexibility. Policies include flexible and hybrid working, caregiver paid time off, increased bereavement leave and work from anywhere for up to eight weeks per year (with up to four weeks in an authorized country and the remaining in your country of employment), sabbatical leave and flexible vacation in the US and Canada.
Our mental health resources include free access to an employee assistance program, a meditation app, mindfulness discussions, eLearning, month-long spotlights on mental health centered around two annual mental health days off (May and October) and People Leader Mindful Leadership training and resources on leading a mentally healthy workplace. We are also signatories to the Mindful Business Charter, where we have committed to creating practices and policies to rehumanize the workplace.
Our wellbeing offerings give employees access to physical, financial and social resources, inclusive of learning opportunities, financial and legal counseling, resource guides and individual counseling and coaching. We have committed to creating a healthy, safe and supportive workplace with monthly campaigns focused on spotlighting personal wellbeing resources and healthy workplace practices within our environment, building awareness to internal and external resources of support, promoting employee connection with personal story telling through our internal community channels such as organized chats and blog posts, involvement in business resource groups and creating brave spaces where people can come together to support each other through crisis and events that are impacting our colleagues.
Community Impact
At Thomson Reuters, we have a shared responsibility to do business in ways that respect, protect and benefit our customers, our employees, our communities and our environment. To support this corporate value, we encourage employee volunteerism, provide financial and in-kind
donations and offer corporate matches for employee donations.
Every year, Thomson Reuters provides 16 hours of paid volunteer time off (VTO) to every employee and provides an additional 20 hours of paid VTO to a subset of employees with law degrees to provide legal pro bono aid to nonprofit organizations. In 2022, our employees logged over 68,000 volunteer hours in total. Thomson Reuters employees have personal and professional skills that can help our communities address critical needs which, in turn, increases their knowledge about important social issues and develops a variety of relevant organizational skills. In addition to legal pro bono aid, we offer non-legal
pro bono and skills-based volunteering opportunities including our IMPACTathon program and Pro Bono Projects program. In 2022, Thomson Reuters employees provided over 14,000 hours in total pro bono support to nonprofit organizations around the world. We also offer a corporate matching gifts program and a payroll giving option for employee donations. In 2022, donations from our employees together with corporate matches totaled nearly US$1.4 million to over 1,400 nonprofits in a dozen different countries.
Finally, we provide some of our products and services free of charge to various not-for-profit
organizations to support their initiatives. For example, Thomson Reuters has provided access to our CLEAR product to the National Center for Missing and Exploited Children since 2010. We also provide our Westlaw, Practical Law and HighQ products to various not-for-profit
organizations.

Thomson Reuters Annual Report 2022

The Thomson Reuters Foundation
The Thomson Reuters Foundation works to protect media freedom, foster more inclusive economies and raise awareness of human rights issues.
The Foundation combines its unique media and legal expertise to drive change through a number of services, including its journalists who report from the ground in more than 70 countries. It also offers media development and support to independent journalism, facilitates free legal assistance to NGOs and social enterprises around the world and opportunities for cross-sector collaboration including its annual human rights forum Trust Conference. Its mission is to inspire collective leadership, empowering people to shape free, fair, and informed societies.
Additional information on the Foundation can be found at
www.trust.org
.
Governance Practices
Our Board and its committees oversee ESG initiatives. The Corporate Governance Committee of the Board of Directors evaluates our ESG strategy and progress and is updated on a quarterly basis by our management. We remain committed to our values and ethics through our governance practices, which include our Code of Business Conduct and Ethics.
Properties and Facilities
We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2022.

Facility	Approx. Sq. Ft.	Owned/Leased	Principal Use

610 Opperman Drive, Eagan, Minnesota, United States	2,711,860	Owned	Legal Professionals headquarters and Global Print operating facilities

2395 Midway Road, Carrollton, Texas, United States	410,930	Owned	Tax & Accounting Professionals and Corporates headquarters and operating facilities

6300 Interfirst Drive, Ann Arbor, Michigan, United States	247,210	Owned	Tax & Accounting Professionals operating facility

Knowledge Court, Bangalore, India	150,760	Leased	Thomson Reuters shared services center

5 Canada Square, London, United Kingdom	133,400	Subleased	Legal Professionals, Tax & Accounting Professionals and Reuters News operating facility

3 Times Square, New York, New York, United States	99,850	Owned/leased (1)	Reuters News, Legal Professionals, and Corporates operating facility

Paseo de la Reforma 26, Mexico City, Mexico	60,650	Leased	Thomson Reuters shared services center

333 Bay Street, Toronto, Ontario, Canada	59,220 (2)	Leased	Thomson Reuters headquarters and Legal Professionals operating facilities

Landis & Gyr 3, Zug, Switzerland	50,390	Leased	Enterprise Centre

(1)	The landlord (3XSQ Associates) is an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property.
(2)	Represents our net occupied area. Our main lease is for 81,250 sq. ft. and we subleased 22,000 sq. ft. to LSEG.

Thomson Reuters Annual Report 2022

Risk Factors

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations. The risks below are organized by categories and are not necessarily listed in the order of priority to our company.

Strategic Risks
We may be adversely affected by uncertainty, downturns and changes in the markets that we serve, in particular in the legal, tax and accounting industries.
We operate in a dynamic external environment that is rapidly shifting due to innovation in technology, evolving and increasing global regulation and information proliferation. Uncertainty, downturns and changes that impact our business can also arise as a result of conditions in global financial markets, changes in macroeconomic factors, changes in laws and regulations, political conditions and election outcomes, political and social unrest, wars and conflicts, terrorist acts, cyber-attacks, economic and regulatory sanctions, natural disasters and public health crises (such as epidemics and pandemics, including
COVID-19)
and other factors over which we have no control.
Our performance depends on the financial health and strength of our customers, which in turn is primarily dependent on the general economy in the United States (73% of our 2022 revenues) and secondarily on the general economies in Europe, Asia Pacific, Canada and Latin America. The global economy continues to experience substantial disruption and uncertainty due to the Russian military invasion of Ukraine and related government sanctions, lingering
COVID-19
impacts, rising geopolitical tensions, aggressive monetary tightening, weaker global demand, rising interest rates, supply chain disruptions, labour shortages and other events. These factors may create unprecedented economic conditions including the possibility of an economic recession, that may last substantially longer than expected and create stress on economic growth and market volatility. These conditions could lead to limited business opportunities for our customers, creating significant cost pressures for some of them, which could lead to lower demand for our products and services. We are unable to predict the extent of impact or duration of any such economic conditions, or their ultimate impact on demand for our products and services.
In 2022, we derived 80% of our revenues from our Legal Professionals, Corporates and Tax & Accounting Professionals businesses, which primarily serve professionals in the legal, tax and accounting industries. Global uncertainty and changing economic conditions can impact these industries.

•
Cost-cutting, reduced spending or reduced activity by customers may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Some of our customers may also slow down decision-making or delay planned renewals or implementations because of economic conditions, which may disrupt historical spending patterns.

Thomson Reuters Annual Report 2022

•
Law firms continue to be challenged in their efforts as corporate counsels keep more work in-house
in an effort to deliver greater business value and insights internally, limit increases in billing rates and hours, and insist on increased transparency and efficiency from law firms. Law firm profitability fell in 2022 as firms grappled with lower demand and surging expenses due to inflation and return-to-office
strategies. This fall in demand was primarily driven by shrinking activity in transactional practices, most notably in the merger and acquisitions practice area.

•
Accounting firms are also adapting their business models related to service offerings, technology and pricing to address their clients’ evolving needs, priorities and expectations. In particular, accounting firms continue to experience commoditization in audit and tax compliance and are looking to expand into more profitable advisory services and identify more areas to use automation.

•
Global Print (9% of our 2022 revenues) experienced a 1% revenue decline (in constant currency) in 2022, as customers continued to migrate from traditional print formats to digital solutions. An increase in hybrid and virtual working arrangements in the future could also cause certain customers to reduce or discontinue orders from our Global Print business. Declines in Global Print revenues can adversely affect our profitability as well as our cash flows.

•
Relative to our Reuters News business, the media sector continues to transform, with the traditional news agency market declining. While demand in the financial professional segment is growing, Reuters News is limited in its ability to participate in a number of sectors due to its exclusive agreement with the Data & Analytics business of LSEG.

We operate in highly competitive markets and may be adversely affected by this competition.
The markets for our information, software, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. Our customers increasingly look to us for solutions to help them adapt, improve efficiency and demonstrate value. They increasingly want to leverage technology to maintain a competitive edge, by delivering a differentiated work product faster and by managing their firm or department more efficiently. If we fail to compete effectively and retain key clients, our revenues, profitability and cash flows could be adversely affected.

•
Many of our principal competitors are established companies and firms that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do. Some firms which compete with us have traditionally been our customers as well as go-to-market
partners. Some larger companies that compete with us, such as enterprise resource planning (ERPs) companies, have large installed customer bases and may change or expand the focus of their business strategies to target our customers.

•
We increasingly compete with smaller and sometimes newer companies, some of which seek to differentiate themselves from the breadth of our offerings by being specialized, with a narrower focus than our company. As a result, they may be able to adopt new or emerging technologies, including AI and analytic capabilities, or address customer requirements at lower prices or more quickly than we can. New and emerging technologies can also have the impact of allowing start-up
companies to enter the market more quickly than they would have been able to in the past.

•
Public sources of free or relatively inexpensive information are available online and more of this information is expected to be available in the future. Some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. Several companies and organizations have made certain legal and tax information publicly available at no cost. “Open source” software that is available for free may also provide some functionality similar to that in some of our products. Public sources of free or relatively inexpensive information may reduce demand for our products and services if certain customers choose to use these public sources as a substitute for our products or services.

•
Some of our customers independently develop products and services that compete with ours, including through the formation of partnerships or consortia. If more of our customers become self-sufficient, demand for our products and services may be reduced.

•
We may also face increased competition from search providers that could pose a threat to some of our businesses by providing more in-depth
offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

Thomson Reuters Annual Report 2022

Some of our competitors aggressively market their products as a lower cost alternative and offer price incentives to acquire new business, although we believe that many of our customers continue to see the value and enhancements reflected in our content, software, services and other offerings that sometimes results in a higher price. As some of our competitors offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished.
Competition may require us to reduce the price of some of our products and services (which may result in lower revenues) or make additional capital investments (which might result in lower profit margins). If we are unable or unwilling to reduce prices or make additional investments for some of our products and services in the future, we may lose customers and our financial results may be adversely affected. Some of our current or future products or services could also be rendered obsolete because of competitive offerings and new technologies.
If we are unable to keep pace with rapid technological developments to provide new products, services, applications and functionalities to meet our customers’ needs, attract new customers and retain existing ones, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues or achieve higher levels of revenue growth in the future may be adversely affected.
Our growth strategy involves developing new products, services, applications and functionalities in a timely and cost-effective manner to meet our customers’ needs, anticipating and responding to industry trends and technological changes, expanding into new geographic markets and maintaining a strong position in the sectors that we serve. As part of the Change Program, we migrated portions of our revenue to cloud solutions, increased the proportion of sales we make through our digital channels, and improved our customers’ experience interacting with us. While the objective of the changes is to increase revenue, there is no assurance that we will be successful in increasing our company’s overall revenue growth in the future.
We continue to prioritize investments to drive organic growth in areas of our business that we believe have the highest potential for strategic growth, and selectively use acquisitions that we expect to contribute to the accelerated execution of our strategy. Our “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals) continue to evolve towards becoming content-driven technology businesses which are greater providers of software and solutions to our customers as part of our transformation from focusing primarily on providing content, data and information. Solutions often are designed to integrate our core content, data and information with software and workflow tools.
Disruptive and new technologies such as AI, ML, data synthesis, blockchain and user-generated capabilities are creating a need to adapt rapidly to the shifting landscape and to generate insights from these technologies to increase the value that our solutions and services bring to our customers. Customers are also seeking more cloud-based solutions. While we are focused on these changes to the technological landscape, if we fail to adapt, or do not adapt quickly enough, our financial condition and results of operations could be adversely impacted.
Growth in today’s business environment has required us to explore different business models than we have in the past. We continue to focus on driving growth through more collaboration and stronger relationships with both established and emerging companies and incubators. We are also continuing to increase our focus on partnerships and APIs. Some of these initiatives combine another company’s technology, data or other capabilities with our products and services. These initiatives involve a number of risks, including the risk that the expected synergies will not be realized, that they may require substantial expenditures and take considerable time and that the expected results may ultimately not be achieved, that a new initiative may conflict or detract from our existing businesses, or that security measures may not be adequate or could adversely impact our brand and reputation. In addition, our ability to adopt new services and develop new technologies may be inhibited by industry-wide standards, new laws and regulations, resistance to change from our customers, or third parties’ intellectual property rights. While we believe these initiatives will be attractive to our customers, allow us to innovate more quickly and build sales channels in segments that we could not have reached as quickly on our own, we are unable to provide any assurances that these initiatives will increase our revenue growth.
Over the last few years, we have made significant investments designed to improve and enhance the functionality and performance of several of our key products, such as Westlaw Precision, HighQ, Legal Tracker, CLEAR, Westlaw Edge, Checkpoint Edge, Elite 3E, Practical Law, Onvio and ONESOURCE. We have also successfully migrated customers from legacy offerings to our

Thomson Reuters Annual Report 2022

current propositions and continued to enhance the reliability and resiliency of the technology infrastructure that we use to deliver products and services. However, if our customers’ adoption rates for existing and new products and services are lower than our expectations, our revenues may be lower and our results of operations may be adversely affected.
Historically, our customers accessed our
web-based
products and services primarily through desktop computers and laptops. Over the last few years, Internet use through smartphones, tablets, wearables, voice-activated speakers and television streaming devices has increased significantly. Applications or “apps” have also experienced significant growth and popularity. As a result of this shift, we have been focused on developing, supporting and maintaining various products and services on different platforms and devices (some of which complement traditional forms of delivery). It is difficult to predict the problems we may encounter in developing versions of our products and services for use on these various platforms and we may need to devote significant resources to the creation, support, and maintenance of such offerings. If our competitors release alternative device products, services or apps more quickly than we are able to, or if our customers do not adopt our offerings in this area, our revenues and retention rates could be adversely affected.
We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, dispositions or other strategic transactions, including joint ventures and investments.
While we are focused on growing our businesses organically, acquisitions and other strategic transactions remain an important part of our growth strategy to expand and enhance our products, services and customer base and to enter new geographic areas. In 2022, we acquired ThoughtTrace, Gestta, PLX AI ApS and entered into a definitive agreement to acquire SurePrep, LLC, which closed on January 3, 2023.
In the future, we may not be able to successfully identify attractive acquisition or other strategic transaction opportunities or make acquisitions or other strategic transactions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase the price of acquisitions or other strategic transactions, which could cause us to refrain from making certain acquisitions. Our ability to execute on opportunities may also be affected by factors beyond our control, including without limitation, commercial or regulatory changes that may subject us to increased regulatory scrutiny from competition and antitrust authorities in connection with acquisitions and other strategic transactions. Achieving the expected returns and synergies from existing and future acquisitions or other strategic transactions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses, joint ventures or investments will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition and other strategic transaction integration challenges. If we are unable to successfully integrate acquired businesses and other strategic transactions, as applicable, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of, or strategic transactions involving, companies whose profit margins are less than those of our existing businesses. Certain acquisitions may initially incur losses which would reduce our earnings per share in certain periods.
We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or our current business portfolio (notably, our former Financial & Risk business which is now the Data & Analytics business of LSEG). These transactions may involve challenges and risks. There can be no assurance that future divestitures will occur, or if a transaction does occur, there can be no assurance as to the potential value created by the transaction. The process of exploring strategic alternatives or selling a business could also negatively impact customer decision-making and cause uncertainty and negatively impact our ability to attract, retain and motivate key employees. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy. Although we have established procedures and processes to mitigate these risks, there is no assurance that those procedures and processes will be effective or that these transactions will be successful. In addition, we expend costs and management resources to complete divestitures and manage post-closing arrangements. Completed divestitures may also result in continued financial involvement in the divested business, such as through guarantees, indemnifications, transition services arrangements or other financial arrangements, following the transaction.

Thomson Reuters Annual Report 2022

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.
The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers.
Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may also adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.
There is an increasing focus from stakeholders concerning corporate responsibility, specifically relating to ESG initiatives. We pursue ESG initiatives because they contribute to value creation for our customers, employees, shareholders and other stakeholders. We have set a number of targets related to these initiatives. If we fail to satisfy the expectations of investors, customers, vendors, employees and other stakeholders related to our ESG performance or our ESG initiatives are not executed as planned, it could adversely affect our reputation, business, share price, financial condition or results of operations.
Technology and Data Risks
Cybersecurity incidents, data breaches resulting in unauthorized access to or disclosure of information and data (including personal data), or disruptive cyber-attacks that impact the confidentiality, integrity or availability of our services and information systems (including the information and data contained therein) could harm our reputation, cause customers to lose confidence in our security measures, and adversely impact our business.
Similar to other global business information services and media companies, and also due to the prominence of our Reuters News business, we experience cyber-threats and cyber-attacks that could negatively impact our systems, information, and data. Cyber-threats and cyber-attacks vary in technique and sources, are persistent, frequently change and are increasingly becoming more sophisticated, targeted and difficult to detect and prevent.
While we have dedicated resources at our company who are responsible for maintaining appropriate levels of cyber-security and protecting our and our customers’ information and data, our services and information systems may in the future be compromised or breached, including by:

•
Cyber-attacks on our networks, websites, hosting environments or infrastructure on which many of our service offerings operate using computer viruses or other malware, distributed denial of service attacks, ransomware, phishing, social engineering, or destructive attacks against information systems. The occurrence of these and other more sophisticated attack campaigns may increase with the growing number of workforces that remotely access our systems and as heightened geopolitical tensions contribute to elevated global exposures to cybersecurity risks;

•
The introduction or exploitation of vulnerabilities existing in our products or internally-built applications, some of which may be undetected and only discovered after an extended period of time and after installation or integration by our company or our customers;

•
The introduction or exploitation of vulnerabilities in purchased or licensed third-party software, adopted open source software, or in newly integrated technologies resulting from an acquisition or partnership, some of which may be undetected and only discovered after an extended period of time and after installation or integration by our company or our customers;

•	Actions taken by individuals or groups of hackers and sophisticated organizations, including nation-states, state-sponsored or aligned, or criminal organizations;

•
Attacks on, or vulnerabilities in, underlying networks and services that power the Internet and supporting power and water supply, most of which are not under our direct control or the control of our suppliers, partners or customers;

•	Human errors by employees, contractors or customers or intentional acts by employees, contractors or customers with access to our systems that compromise our security measures; and

Thomson Reuters Annual Report 2022

•
Attacks against employee or contractor work from home or hybrid working environments (e.g., home networks, residential internet service providers) that allow an unauthorized party to gain or attempt to gain remote or physical access to the employee’s or contractor’s devices or information used to access corporate resources.

As a third-party supplier, we are sometimes provided with a trusted connection to a customer’s systems or networks. If malicious parties compromise our systems and networks and embed malicious hardware, components or software, they could gain access to our or our customers’ systems and information. In addition, if a customer experiences a cybersecurity incident, data privacy breach, or disruptive cyber-attack that results in a compromise or breach of our own services and information systems (and the information and data contained therein) and/or the misappropriation of some of our information and data, our company’s reputation could be harmed, even if we were not responsible for the breach.
None of these threats and related incidents to date have resulted in a material adverse impact for our business. We seek to mitigate these risks through our ability to detect, escalate and respond to known and potential risks through our Enterprise Security Incident Management processes. While we maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions including self-insured deductibles) cover certain aspects of third-party security and cyber-risks and business interruption, our insurance coverage may not always cover all costs or losses and it does not extend to any reputational damage or costs incurred to improve systems as a result of these types of incidents.
Many of our third-party suppliers, including certain hosted infrastructure, platform and software applications that we use for information and data storage, employ cloud computing technology for storage and service delivery. These providers’ cloud computing systems may be susceptible to cyber-incidents, such as intentional cyber-attacks to access or obtain information and data or inadvertent cyber-security compromises, some of which are outside of our control. Additionally, our outsourcing of certain functions requires us to sometimes grant network access to third-party suppliers. If our third-party suppliers do not maintain adequate security measures, do not require their sub-contractors
to maintain adequate security measures or do not perform as anticipated and in accordance with contractual requirements, information and data of customers, employees or other individuals or third parties could be compromised and we may experience operational difficulties, loss of intellectual property or other information or data, loss of customer trust and increased costs, regulatory penalties, fines, actions or litigation, all of which could adversely impact our brand and reputation and materially impact our business and results of operations.
We collect, store, use and transmit information and data, including public records, intellectual property, our proprietary business information and personal data of our customers, employees, business partners and other individuals on our networks. A number of our customers and suppliers also entrust us with storing and securing their own data and information. Our businesses include certain subscription-based screening products which we sell to institutional customers and governments to enable them to satisfy various regulatory obligations. Any fraudulent, malicious or accidental breach of our data security or data privacy measures could result in unintentional disclosure of, or unauthorized access to, third-party, customer, vendor, employee or other confidential information and data, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties, fines, regulatory action or litigation. In addition, media or other reports of perceived breaches or security vulnerabilities to our systems or those of our third-party suppliers, even if no breach has been attempted or occurred, could adversely impact our brand and reputation and materially impact our business and results of operations.
Misappropriation, improper modification, destruction, corruption, encryption or unavailability of our services and information systems (and the information and data contained therein), or ransom demands due to cyber-attacks or other security breaches, could damage our brand and reputation. Customers and the public could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines. If any of these were to occur, it could have a material adverse effect on our business and results of operations.

Thomson Reuters Annual Report 2022

We rely heavily on our own and third-party data centers, network systems, telecommunications and the Internet and any failures or disruptions may adversely affect our ability to serve our customers and could negatively impact our revenues, ability to retain customers and reputation.
Most of our products and services are delivered electronically and our customers depend on our ability to receive, store, process, transmit and otherwise rapidly handle very substantial quantities of data and transactions on computer-based networks. Our customers also depend on the continued capacity, reliability and security of our data centers, third-party infrastructure and platform providers, networks, telecommunications and other electronic delivery systems, including websites and the Internet. Our employees also depend on these systems for our internal use.
We are increasingly shifting more of our software from being on-premise
installations to SaaS or cloud-based offerings that provide customers with access through the Internet. As of December 31, 2022, approximately 50% of our revenue was available in a cloud solution and we have a target to have approximately 90% of our revenue available in the cloud by the end of 2023. We will increasingly be dependent on third-party service providers (notably Amazon Web Services (AWS) and Microsoft Azure) to maintain the cloud infrastructure that we use to operate our business. Increasing the amount of our infrastructure that we outsource to the cloud or to other third parties may increase our risk exposure. If these third-party service providers fail, consolidate, or stop providing certain services or implement cost-cutting efforts, our business could be adversely affected.
Any significant failure, compromise, cybersecurity incident, data privacy breach, disruptive cyber-attack, or interruption of our systems or a third-party service provider’s, including operational services, sabotage, break-ins,
war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses, could cause our or a third-party service provider’s systems to operate slowly or could interrupt service for periods of time. The frequency and intensity of weather events related to climate change are also increasing, which could increase the likelihood and severity of such disasters as well as related damage and business interruptions if any of our or our key third-party service providers’ facilities or systems are affected. While we and our key third-party service providers have disaster recovery and business continuity plans that utilize industry standards and best practices, including back-up
facilities for primary data centers, a testing program and staff training, the systems are not always fully redundant and disaster recovery and business continuity plans may not always be sufficient or effective. To the extent that our telecommunications, information technology systems, cloud-based service providers or other networks are managed or hosted by third parties, we would need to coordinate with these third parties to resolve any issues. In the past when we have experienced slow operation of our systems or service interruptions, some of our products, services, websites, information or data have been unavailable for a limited period of time, but none of these occurrences have been material to our business. Disruptions and outages to our products could have a negative effect on our revenues, ability to retain customers and reputation.
Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third-party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, process and transmit data and services to our customers.
Operational Risks
If we are unable to successfully adapt to organizational changes and other strategic initiatives, our reputation and results of operations could be impacted.
We have experienced, and are currently experiencing, significant organizational changes.

•
Throughout 2021 and 2022, we brought new key talent into the organization, including in Marketing, Data and Analytics, Design and Technology, Communications, Risk Management and Product. This talent has brought different perspectives and approaches which have complemented the skills and experiences of existing leadership. However, any change to senior management can disrupt our business.

•
In 2022, we completed the Change Program, which was a
two-year
initiative to transform our company into a leading content driven technology company. As part of the Change Program, we reduced staff, moved the location of various jobs, significantly reduced our office portfolio around the world, migrated portions of our revenue to cloud solutions, increased the proportion of

Thomson Reuters Annual Report 2022

sales we make through our digital channels, improved our customers’ experience interacting with us, and achieved $540 million of annualized run-rate operating expense as of December 31, 2022.
Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of organizational or simplification changes.
Furthermore, we may not realize all of the cost savings, incremental revenue and synergies that we expect to achieve from our strategic initiatives due to a variety of factors, including, but not limited to, unexpected operational or technological challenges, higher than expected costs or expenses, delays in the anticipated timing of activities and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings, incremental revenue or synergies that we expect to achieve from our strategic initiatives, it could adversely affect our profitability and related margins.
If we do not continue to attract, engage and retain high quality, talented and diverse management and key employees, we may not be able to execute our strategies.
The completion and execution of our strategies depends on our ability to continue to attract, engage and retain high quality, talented and diverse management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, particularly those with experience in technology, cybersecurity, data science, digital marketing, cognitive computing, AI and product management. Competition for professionals in our Legal Professionals, Corporates and Tax & Accounting Professionals segments can also be intense as other companies seek to enhance their positions in our market segments.
Moreover, as social and economic conditions evolve from the
COVID-19
pandemic, current and prospective employees may seek new or different opportunities based on factors such as compensation, benefits, mobility and flexibility. In addition, wage inflation, labor market challenges, and increased attrition have resulted in an increased war for talent. In response, we continue to increase our focus on retaining key talent and differentiating Thomson Reuters as an employer through our inclusive culture, supportive leadership, flexibility and corporate purpose.
Organizational changes could also cause our employee attrition rate to increase. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline or are disrupted as a result of these initiatives.
Our future work model continues to evolve and may not meet the needs or expectations of our existing and prospective employees and they may prefer work models offered by other companies. If we are unable to continue to identify or be successful in attracting, motivating and retaining the appropriate qualified personnel for our businesses, it could adversely affect our ability to execute our strategies.
Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.
In 2022, we earned 73% of our revenues in the U.S. As part of our globalization efforts, we operate regional teams, particularly in emerging markets, that work across our segments to combine local expertise with global capabilities to address specific customer needs. We sometimes modify existing products and services for local markets, but we also develop specifically for local markets. As of December 31, 2022, approximately 62% of our employees were located outside of the United States.
We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include:

•
Difficulties in penetrating new markets due to established and entrenched competitors or unavailability of local companies for acquisition or joint venture partners or restrictions on foreign ownership;

•	Difficulties in developing products and services that are tailored to the needs of local customers;

•	Local lack of recognition of our brands or acceptance or knowledge of our products and services;

•	Economic, political or social instability in local markets;

Thomson Reuters Annual Report 2022

•	Exposure to possibly adverse governmental or regulatory actions in countries where we operate or conduct business;

•	Higher inflation rates and increased credit risk;

•
The impact of foreign currency fluctuations on prices charged to local customers, notably when there is strengthening of the U.S. dollar, and other controls, regulations and orders that might restrict our ability to repatriate cash or limit our ability to move or invest cash freely;

•	Difficulties hiring and retaining staff for foreign operations, differing employee/employer relationships, and other challenges caused by distance, language and cultural differences;

•	Reduced protection for intellectual property rights;

•	Changes in laws and policies affecting trade and investment in other jurisdictions; and

•
Managing compliance with local laws and regulations (notably related to data privacy, data use and data protection) and varying and sometimes conflicting laws and regulations across the countries in which we do business.

Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities. We may also be required or may decide to cease or modify operations in a particular country as a result of a risk described above, which could adversely affect our business and results.
We are dependent on third parties for data, information and other services.
We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements. We also depend on public sources for certain data and information.
In addition, we rely on third-party service providers for telecommunications and other services that we have outsourced, such as certain human resources administrative functions, facilities management and IT services. Any failure by the third-party service providers we work with to comply with applicable laws, regulations, or agreements, could result in formal investigations or enforcement actions, fines, litigation, claims or negative publicity and could result in significant liability, and otherwise have an adverse effect on our reputation and business.
If we are unable to maintain or renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.
Legal, Regulatory and Intellectual Property Risks
We may be adversely affected by changes in legislation and regulation related to privacy, data security, data protection, use of AI and other areas, which may impact how we provide products and services and how we collect and use information and data.
Legislative and regulatory changes that impact our company, and legislative and regulatory changes that impact our customers’ industries also impact how we provide products and services to our customers. The evolving regulatory landscape is also enabling new types of services, which can benefit our Legal Professionals, Corporates and Tax & Accounting Professionals segments. However, some types of legal or regulatory changes could also result in reduced demand for certain products or services.
We are subject to a significant number of laws relating to privacy, data security, data protection, AI, anti-money laundering, sanctions and other trade controls, electronic and mobile communications,
e-commerce,
direct marketing, digital advertising, the use of public records and other areas which have become more prevalent and developed in recent years. The share of the world population whose data is protected by baseline privacy and security requirements is expected to increase and enforcement capabilities of regulators are also expected to increase.

Thomson Reuters Annual Report 2022

In the ordinary course of business, we collect, store, use and transmit certain types of information and data that are subject to an increasing number of different laws and regulations. In particular, the data security, data protection and privacy laws and regulations that we are subject to often vary by jurisdiction and include, without limitation, the General Data Protection Regulation (GDPR) and various U.S. state and federal laws and regulations. These laws and regulations are continuously evolving and complying with applicable laws and regulations involves significant costs and time.

•
GDPR provides data protection requirements and related compliance obligations in the E.U. Serious breaches of the GDPR can result in administrative fines of up to 4% of annual worldwide revenues and fines up to 2% of annual worldwide revenues can be imposed for other types of violations. We are also subject to U.K. data protection law, which imposes obligations and penalties similar to GDPR.

•
Various U.S. state privacy laws reflect requirements for the handling of personal data and provide data privacy rights to their residents. Violations can result in civil penalties and in some instances, provide consumers with a private right of action for data breaches, which may increase data breach litigation. Other U.S. state and federal legislative and regulatory bodies have implemented or are considering similar legislation, which, if passed, could create more risks, compliance complexity and potential costs for us.

•
In the E.U., proposed legislation known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace an E.U. regulation known as the ePrivacy Directive, which we are currently subject to. The ePrivacy Regulation is focused on privacy regarding electronic communications services and data processed by electronic communications services. The ePrivacy Regulation is still under development and in draft form and the timeline for adoption and effectiveness is unclear. The ePrivacy Regulation may require us to further modify some of our data practices and compliance could result in additional costs for our company. In addition, the proposed EU Digital Services Act (DSA) and Digital Markets Act (DMA) will add further complexity and increased consumer protection and technology regulation.

•
Proposed and existing legislation in other countries and regions around the world related to privacy, data security, data protection and other related areas may also impact how we provide products and services and how we collect and use information.

•
Current or future laws, regulations and ethical considerations related to the use of AI technology and ML may impact our ability to provide insights from data and use certain data to develop our products. These factors may also impose burdensome and costly requirements on our ability to utilize data in innovative ways.

Some of these laws and regulations require us to collect affirmative opt-in
consent and/or include a “right to be forgotten,” a right for individuals to opt out or object to having their data shared with third parties and a right to be informed about what data about them is being shared. The viability and perceived value of some of our screening products could be adversely impacted through the requirements of these laws and regulations and the exercise of these rights. Some of these laws and regulations, along with industry changes (such as the industry elimination of third-party cookies), could adversely impact our collection and use of certain information and our digital advertising revenue.
We are also subject to data localization laws in certain countries, which require us to store and process certain types of data within a particular country. We are also subject to various data transfer restrictions, including, without limitation, in light of court cases in the E.U. and the exit of the United Kingdom from the E.U., which either limits our ability to transfer, or requires us to guarantee a certain level of protection when transferring, data from one country to another. The regulatory landscape in various countries where we operate continues to evolve and sometimes includes strict local rules regarding the use (or restrictions on use) of encryption technologies as well as broad governmental rights related to Internet monitoring and regulation of Internet transmissions.
Existing, new and proposed legislation, regulations, and regulatory guidance, including changes in the manner in which such legislation and regulations are interpreted by courts, may:

•	Impose limits on our collection, retention and use of certain kinds of information or data and our ability to communicate such information effectively to our customers;

Thomson Reuters Annual Report 2022

•	Impose limits on our ability to develop and offer our products, services, and content in certain countries;

•
Frustrate or disrupt our ability to do business with certain customers and other third parties or collect or pay third parties, including without limitation as a result of newly issued sanctions and export/import restrictions;

•	Increase our cost of doing business or require us to change some of our existing business practices; and

•	Conflict or increase complexity on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws).
Governmental action (including laws or economic or political policies that restrict the use of specific companies, equipment or services, including those deemed to be sensitive to national interests) can also create some legal uncertainties. It is difficult to predict in what form laws and regulations will be adopted, changed or repealed, how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.
Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, we could be subject to civil or criminal fines and penalties, and other enforcement actions, litigation or other claims, reputational damage, and loss in revenue for any violations – which, either individually or in the aggregate, could have a material adverse effect on our business, operations, and financial condition.
Our intellectual property rights are valuable and may not be adequately protected, which may adversely affect our financial results.
Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely, in part, on agreements with our customers, employees, consultants, advisors, suppliers and other third parties to protect our confidential proprietary information, know-how
and technology. We also rely on patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products, and services and with our brand. Nonetheless, third parties may be able to copy, infringe or otherwise profit from our proprietary rights. We also conduct business in some countries where the extent of legal protection for intellectual property rights is uncertain or may be ineffective. Although we have taken measures to protect our intellectual property, we cannot assure you that we have adequate protection of our rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.
The intellectual property of an acquired business may also be an important component of the value that we agree to pay for such a business. However, such acquisitions are subject to the risks that the acquired business may not own the intellectual property that we believe we are acquiring, that the intellectual property is dependent upon licenses from third parties or that the acquired business infringes upon the intellectual property rights of others. If we are not able to successfully integrate acquired businesses’ intellectual property rights, our financial results may be adversely affected.
Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.
Tax matters, including changes to tax laws, regulations and treaties, could impact our effective tax rate and our results of operations.
We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. In 2022, our effective tax rate was lower than the Canadian corporate income tax rate due largely to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Our effective tax rate has fluctuated in the past and is likely to fluctuate in the future, reflecting the mix of taxing jurisdictions in which pre-tax
profits and losses are recognized. Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax treaties between various countries in which we operate. Our income tax expense and our effective tax rate could also be adversely affected by changes, possibly with retroactive effect, in tax laws and regulations, international treaties and tax accounting standards and/or uncertainty over their application and interpretation as well as changes in the geographic mix of our profits.

Thomson Reuters Annual Report 2022

We are subject to regular audits, examinations and reviews by tax authorities in Canada, the United Kingdom, United States and other jurisdictions during the ordinary course of business. While we believe the positions that we take on our tax filings are sustainable and supported by the weight of law, certain positions taken may be challenged by the applicable tax authorities. We may be required in some instances to pay additional taxes to a tax authority prior to contesting a matter through available administrative or judicial remedies. We regularly assess the likely outcomes of these audits to determine the adequacy of our tax provision. However, our judgments may not be sustained, and the amounts ultimately paid could be different from the amounts previously recorded. If any such challenge results in an adverse outcome, including unforeseen tax-related
liabilities, this could negatively affect our financial results and operations for the period at issue and on an ongoing basis. Many governments in jurisdictions where we operate are facing budget deficits and challenges and as a result, may look to increase their tax revenues through increased audit activity and tax reform.
Various
tax-related
legislative initiatives have been proposed or are being discussed that if enacted, could adversely affect our tax positions and/or our tax liabilities. The Organization for Economic
Co-operation
and Development (OECD), which is comprised of member countries that encompass many of the jurisdictions where we operate, has been working on a coordinated, multi-jurisdictional approach to address issues in existing tax systems associated with “base erosion and profit shifting” (BEPS) and the digitalization of the economy that the OECD believes may lead to tax avoidance by global companies. The OECD’s proposals to address BEPS and the tax challenges of the digitalization of the economy, notably a new global minimum tax regime, if finalized and adopted by the associated countries, will likely increase tax uncertainty and may adversely affect our financial results. A number of jurisdictions, including Canada, the U.K. and the E.U., have announced or begun implementing plans for the adoption of this new global minimum tax regime as soon as 2024.
Various countries have enacted or are considering digital service taxes, which could result in multinational companies such as Thomson Reuters being subject to tax in additional jurisdictions or subject to increased taxes in jurisdictions in which they already have a taxable presence.
The U.S. Tax Cuts and Jobs Act (Tax Act), which was enacted into law in 2017, changed U.S. tax law and requires complex computations and significant judgments and estimates. The U.S. Treasury Department, the Internal Revenue Service and other standard-setting bodies may issue further regulations or guidance on how the provisions of the Tax Act will be applied or otherwise administered that is different from our interpretations and certain aspects of the Tax Act could be repealed or modified in future legislation. The U.S. Inflation Reduction Act, which was enacted in 2022, adopted a new corporate alternative minimum tax (CAMT) of 15% on adjusted book income, beginning in 2023. Due to potential volatility in differences between U.S. book and taxable income, the impact of CAMT is difficult to predict and it may adversely affect our financial results.
We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or regulatory practice), this could cause us adverse tax consequences.
We operate in a litigious environment which may adversely affect our financial results.
We may become involved in legal actions and claims arising in the ordinary course of business, including employment matters, commercial matters, libel/defamation/privacy claims and intellectual property infringement claims. Regardless of the merit of legal actions and claims, such matters can be expensive, time consuming, or harmful to our reputation and in recognition of these considerations, we may engage in arrangements to settle litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.

Thomson Reuters Annual Report 2022

We are significantly dependent on technology and the rights related to it. From time to time, we have been sued by other companies for allegedly violating their patents. Our company and other companies have experienced alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third-party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim.
We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third-party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.
Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.
We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.
Financial Risks
We generate a significant percentage of our revenues from recurring, subscription-based arrangements, and our ability to maintain existing revenues and generate higher revenues is dependent in part on maintaining a high renewal rate.
In 2022, 80% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements.
However, there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. Our transactions revenues (11% of our 2022 revenues), which include volume-based fees related to online searches, fees from software licenses, professional fees from service and consulting arrangements and advertising and sponsorship revenues in our Reuters Professional business fluctuate when economic conditions worsen, such as during part of the
COVID-19
pandemic.
Our subscription and similar contractual arrangements typically have terms ranging from one to five years, which most customers renew at the end of each term. Renewal dates are spread over the course of the year. Many of our customer agreements have automatic renewal provisions, but customers are often able to terminate these types of agreements prior to automatic renewal of a new term by providing appropriate notice to us within a specified time period. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.
Currency and interest rate fluctuations and volatility in global markets may have a significant impact on our reported revenues and earnings.
Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose functional currencies are not U.S. dollars. We recognize revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various foreign currency exchange rates. We monitor the financial stability of the foreign countries in which we operate. Volatility and uncertainty in global markets in the future could adversely affect our results.

Thomson Reuters Annual Report 2022

Exchange rate movements in our foreign currency exposures may cause fluctuations in our consolidated financial statements. If our operations outside of the U.S. expand, we would expect this exposure to grow. We monitor foreign currency exposures on a regular basis and some of our largest foreign currency exposures are currently to the British pound sterling, the Euro, the Canadian dollar, the Brazilian real and the Indian rupee. We have historically, and may in the future, hedge some of our foreign currency exposure if we believe that it may be material to our financial results.
The value of our LSEG shares, which are publicly traded, is subject to share price fluctuation and general volatility in the global markets. A significant decline in the LSEG share price and/or significant deterioration in the British pound sterling to U.S. dollar foreign exchange rate would decrease the value of our investment. We have entered into derivative financial instruments to mitigate U.S. dollar/British pound sterling foreign exchange risk related to our investment in LSEG shares. While these derivative financial instruments assist with mitigating these foreign exchange risks, they do not eliminate them entirely. We assess these contracts at fair value each reporting period to record the gains and losses arising from foreign currency fluctuations. As discussed later in this annual report, subject to certain exceptions, we are subject to a lock-up
for our LSEG shares. Pursuant to the
lock-up,
we are entitled to sell approximately 31 million of our company’s indirectly owned shares in the twelve-month period beginning January 30, 2023, 22 million shares in the twelve-month period beginning January 30, 2024, and 8 million shares after the lock-up
arrangement terminates on January 29, 2025. As of March 1, 2023, we indirectly owned approximately 61.1 million LSEG shares, which had a market value of approximately $5.5 billion, based on LSEG’s closing share price on that day.
We may issue
non-U.S.
dollar-denominated debt in the future and would expect to hedge any such debt into U.S. dollars, as has been our practice. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.
Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.
Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any future downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates. For additional information on our current credit ratings, please see the “Management’s Discussion and Analysis” and “Additional Information – Ratings of Debt Securities” sections of this annual report.
We have significant funding obligations for pension arrangements that are affected by factors outside of our control.
We have significant funding obligations for various pension arrangements that are affected by factors outside of our control, including market factors and changes in legislation. In the past, we have contributed to our pension plans to pre-fund
certain obligations. We may be required or we may opt to make additional contributions to some pension plans in the future and the amounts of any such contributions may be material. In 2020, we amended our U.S. pension plan to freeze service accruals effective on January 1, 2023.
Valuations of obligations for material plans are determined by independent actuaries and require assumptions in respect of expected mortality, inflation, and medical cost trends, along with the discount rates used to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in actual experience or significant changes in assumptions may materially affect our valuations of pension obligations and related future expenses. In addition, the performance of equity and fixed income markets, which may be influenced by general economic conditions, including interest rates, inflation and currency exchange rates, may impact the funding level of our funded plans and required contributions.

Thomson Reuters Annual Report 2022

We may be required to take future impairment charges that would reduce our reported assets and earnings.
Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record an impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.
Corporate Structure Risks
Woodbridge controls our company and is in a position to affect our governance and operations.
Woodbridge beneficially owned approximately 69% of our common shares as of March 1, 2023. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our Board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares. For additional information, please see the “Executive Officers and Directors – Woodbridge” section of this annual report.
Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.
Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including that of integrity, independence and freedom from bias in the gathering and dissemination of information and news. The Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Thomson Reuters Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect our management and governance. In addition, the Founders Share enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Thomson Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. We have agreed not to effect a sale (or similar transactions) of Reuters News to an unrelated third-party or to effect or permit material acquisitions by, or material dispositions from, Reuters News unless we have received Thomson Reuters Founders Share Company’s prior written consent. The effect of the rights of the Thomson Reuters Founders Share Company may be to limit the price that investors are willing to pay for our shares. For additional information, please see the “Additional Information – Material Contracts” section of this annual report.

Thomson Reuters Annual Report 2022

Management’s Discussion and Analysis
This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed in the last two years, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our 2022 and 2021 annual consolidated financial statements. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2023 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook” and “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of March 1, 2023, unless otherwise indicated.

We have organized our management’s discussion and analysis in the following key sections:

Executive Summary – an overview of our business and key financial highlights	35

Investment in LSEG – a discussion of our current ownership interest in LSEG	40

Results of Operations – a comparison of our current and prior-year results	41

Liquidity and Capital Resources – a discussion of our cash flow and debt	53

Outlook – trends, priorities and our financial outlook, including material assumptions and material risks	62

Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge) and other related parties	66

Subsequent Events – a discussion of material events occurring after December 31, 2022 and through the date of this management’s discussion and analysis	67

Changes in Accounting Policies – a discussion of changes in our accounting policies	68

Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	68

Additional Information – other required disclosures	69

Appendix – supplemental information	72
Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.
Basis of Presentation
We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.
In the first quarter of 2022, we made two changes to our segment reporting to reflect changes in how we manage our businesses. Prior-period amounts have been revised to reflect the current presentation. Refer to the “Additional Information” section of this management’s discussion and analysis for further information.

Thomson Reuters Annual Report 2022

Use of
Non-IFRS
Financial Measures
In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS
basis. We use
non-IFRS
financial measures, which include ratios that incorporate one or more non-IFRS
financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. We believe non-IFRS
financial measures provide more insight into our performance.
Non-IFRS
measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.
See Appendix A of this management’s discussion and analysis for a description of our non-IFRS
financial measures, including an explanation of why we believe they are useful measures of our performance. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendices B and C for reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS measures.
Executive Summary
Our Company
Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.
Our company purpose is to
Inform the Way Forward
, where together with the professionals and institutions we serve, we help uphold the rule of law, turn the wheels of commerce, catch bad actors, report the facts, and provide trusted, unbiased information to people all over the world.
We are organized as five reportable segments reflecting how we manage our businesses.

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven technology solutions for in-house
legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via LSEG products.

Global Print Provides legal and tax information, primarily in print format, to customers around the world.

Thomson Reuters Annual Report 2022

We refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments, on a combined basis, as our “Big 3” segments.
Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience, and product and content development, as well as our global facilities. Costs relating to these activities are allocated to our business segments. We also centrally manage functions such as finance, legal and human resources, as well as our recently completed Change Program. Costs relating to these activities are reported within “Corporate Costs”.
Our Business Model and Key Operating Characteristics
We derive most of our revenues from selling information and software solutions, primarily on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.
Some of our key business and operating characteristics are:

Attractive Industry

•
   Currently our “Big 3” segments operate in an estimated $28 billion market segment expected to grow between 6% and 8% over the next 5 years

•
   Legal, Tax & Government market segments are prime for content-driven innovation

Balanced and Diversified Leadership

•
   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•
   Resilient businesses, historically stable, which was affirmed by our performance during the
COVID-19
pandemic

•
   Approximately 500,000 customers; largest customer is approximately 5% of revenues*
Attractive Business Model • 80% of revenues are recurring • Strong and consistent cash generation capabilities
Strong Competitive Positioning

•
   Proprietary content plus data and human expertise combined with artificial intelligence and machine learning are key differentiators

•
   Products deeply embedded in customers’ daily workflows

•
   91% retention rate

Disciplined Financial Policies

•
   Focused and incentivized on organic revenue growth and free cash flow growth

•
   Balance investing in business and returning capital to shareholders

•
   Committed to maintaining investment grade rating with stable capital structure

•
   Significant potential capital capacity affords optionality

*	The news agreement with the Data & Analytics business of LSEG.

Thomson Reuters Annual Report 2022

Revenues by type

Recurring revenues
primarily consist of fees to access products or services over time, such as Westlaw, Practical Law and many of our tax compliance products. Our products are generally provided under subscription arrangements that have terms ranging from one to five years, which most customers renew at the end of each term. Because most of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other businesses that primarily sell products in discrete or one-off
arrangements. However, as we generally recognize recurring revenues ratably over the contract term, there is a lag in realizing the impact of current sales or cancellations in our reported revenues. As a result, our revenues are typically slower to decline when economic conditions worsen, but slower to return to growth when economic activity improves, compared to other businesses that are not subscription-based.

Transactions revenues
include volume-based fees, such as certain fees related to online searches, as well as transactions in our Confirmation, Reuters Events and our recently acquired SurePrep businesses. We also charge fees for software licenses and professional fees for service and consulting arrangements. Transactions revenues are recognized primarily at a point in time and, based on their type, can fluctuate significantly from period to period.

Global Print revenues
largely consist of fees for content that is delivered primarily in traditional paper format. We also earn fees from printing materials for third-party publishers. While revenues from our print business are meaningful, we expect them to continue to decline each year, as customers continue to migrate to online products. Print revenues are recognized at the point of shipment or, if sold under a subscription arrangement, ratably over the contract term.

Revenues by geography

In 2022, we earned 73% of our revenues in the U.S. We also operate regional teams outside of the U.S., including in emerging markets, where we serve regional customers by either modifying existing products and services for their needs or developing specific products for the local market. Changes in foreign currency exchange rates relative to our business outside the U.S. may cause variation in our revenue performance from period to period. In 2022, changes in foreign exchange rates decreased our revenues by 2% compared to the prior year.

Expenses

Most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable and our adjusted EBITDA margin increases. Likewise, when our revenues decline, we become less profitable and our adjusted EBITDA margin decreases. However, the full impact of incremental revenues is not always reflected in our profitability as we reinvest in our business. In 2022, staff costs, which are largely comprised of salaries, performance bonuses, commissions, benefits and share-based compensation, comprised 62% of our total expenses. Approximately 67% of our 2022 operating expenses were denominated in U.S. dollars with the balance denominated in currencies other than the U.S. dollar. In 2022, changes in foreign exchange rates decreased our expenses by 3% compared to the prior year.

In 2022 and 2021, we incurred $171 million and $183 million, respectively, of expenses associated with our recently completed Change Program to transition our company from a holding company to an operating company and from a content provider to a content-driven technology company.

Thomson Reuters Annual Report 2022

2022 Financial Highlights and Key Accomplishments
For Thomson Reuters, 2022 was a year of significant progress. Relative to our financial results, we met or exceeded our organic revenue growth, adjusted EBITDA margin and free cash flow performance metrics in our 2022 updated outlook, which we confirmed in November 2022. We completed our two-year
Change Program, achieving $540 million of annualized operating expense run rate savings, and made significant progress transforming Thomson Reuters into a more streamlined and scalable business that we believe now has a strong foundation for sustainable future growth. The highlight of our product and innovation efforts was the launch of Westlaw Precision, a significant upgrade to our flagship legal research offering. In November 2022, we signed a definitive agreement to acquire SurePrep, LLC (SurePrep), a provider of tax automation software and services for $500 million. We closed the acquisition in January 2023.
Total company revenues increased 4%, while organic revenues increased 6% driven by 7% growth in recurring revenues. Organic revenues for our “Big 3” segments increased 7%. Our adjusted EBITDA margin rose over 400bp to 35.1%, despite inflationary pressure and investments in our businesses. We generated net cash flow from our operating activities and free cash flow of $1.9 billion and $1.3 billion, respectively.
Our capital capacity and liquidity remain a key asset. In June 2022, we announced plans to repurchase up to $2.0 billion of our common shares. Through the end of 2022, we repurchased $1.3 billion of our common shares under this program. In aggregate, we returned $2.1 billion to our shareholders through dividends and repurchases of our common shares. In December 2022, we announced that we and certain investment funds affiliated with Blackstone agreed to sell approximately 21.2 million LSEG shares that we co-own to
Microsoft. In January 2023, we received gross proceeds of approximately $1.0 billion related to our portion of the sale. In 2023, following the completion of the share repurchase program, which we anticipate to complete by April, we intend to initiate a return of capital of at least $2 billion, which will be combined with a share consolidation or reverse stock split, similar to the return of capital transaction we completed in 2018. This transaction will be funded through proceeds from LSEG share dispositions, and as such, the timing and amount of the transaction will depend on market conditions and other factors (Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis for further details).
2022 Actual Performance vs. 2022 Updated Outlook
The table below compares our actual performance (before currency) to our updated 2022 outlook, which we confirmed in November 2022. All key metrics met or exceeded our updated 2022 outlook except for accrued capital expenditures as a percentage of revenues, which missed guidance by 10bp, and “Big 3” segments total revenue growth, which was below our updated outlook due to divestitures in the fourth quarter of 2022. Our updated full-year 2022 outlook included non-IFRS
financial measures, assumed constant currency rates relative to 2021, and included the impact of the Change Program and closed acquisitions and dispositions.

Total Thomson Reuters	2022 Updated Outlook	2022 Actual Performance (Before currency) (1)
Revenue growth	Approximately 6.0%	6.0%
Organic revenue growth (2)	Approximately 6.0%	6.5%
Adjusted EBITDA margin (2)	Approximately 35%	34.6%
Corporate costs	$280 million - $330 million	$298 million
Core corporate costs	$120 million - $130 million	$124 million
Change Program operating expenses	$160 million - $200 million	$174 million
Free cash flow (2)	Approximately $1.3 billion	$1.3 billion
Accrued capital expenditures as a percentage of revenues (2)	7.5% - 8.0%	8.1%
Change Program accrued capital expenditures	$100 million - $140 million	$118 million
Depreciation and amortization of computer software	$620 million - $645 million	$632 million
Interest expense	$190 million - $210 million	$196 million
Effective tax rate on adjusted earnings (2)(3)	19% - 21%	17.6%

“Big 3” Segments (2)	2022 Updated Outlook	2022 Actual Performance (Before currency) (1)
Revenue Growth	Approximately 7.0%	6.4%
Organic revenue growth	Approximately 7.0%	7.0%
Adjusted EBITDA margin	Approximately 42%	42.1%
(1) Our 2022 performance (before currency) was measured in constant currency rates relative to 2021, except for free cash flow which was reflected at actual rates.
(2)
Non-IFRS
financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
(3) Refer to the “Tax Expense” section within the “Results of Operations” section of this management’s discussion and analysis for additional information.

Thomson Reuters Annual Report 2022

2023 Outlook and Dividend Increase
We continue to operate in an uncertain macroeconomic and geopolitical environment caused by high inflation, volatile interest rates, the Russian military invasion of Ukraine, lingering
COVID-19
impacts and supply chain disruptions resulting from these factors. There are many signs that point to a weakening global economic environment. However, our businesses are resilient and continue to benefit from the increasing complexity of regulation in our legal, tax and risk-related markets. We operate in historically stable and growing markets, and 80% of our revenues are recurring. To date, we have not observed significant changes in customer buying patterns, except for a few pockets within our Corporates segment where sales cycles have lengthened modestly. While our Reuters News business continues to report from Ukraine and Russia to provide unbiased and reliable news, our operations in Ukraine and Russia are not material to our business. We are closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on our businesses.
On February 9, 2023, we announced that our 2023 outlook for organic revenue growth and adjusted EBITDA margin remains unchanged compared to the updated 2023 outlook we provided in November 2022 in conjunction with our third-quarter report. Refer to the “Outlook” section of this management’s discussion and analysis for additional information. We also announced a 10% or $0.18 per share annualized increase in our dividend to $1.96 per common share. This represents our 30 th
consecutive annual dividend increase as well as the second consecutive year we increased our annual dividend by 10%.
Change Program
In December 2022, we completed our
two-year
Change Program, which enabled our transition from a holding company into an operating company, and from a content provider into a content-driven technology company. Our investments strengthened our foundation and created a scalable platform for growth by:

•	Making it easier for our customers to do business with us;

•	Significantly modernizing and simplifying our product portfolio and product development groups;

•	Reducing complexity across the organization and modernizing our technology and services; and

•	Optimizing our organizational design and location strategy to enable increased speed to market, access to talent, flexible working and better connectivity.
We invested the following amounts in our Change Program on technology, organizational and market-related initiatives.

	Change Program Investments

	Year ended December 31,		Total Program	Total Expected
(millions of U.S. dollars)	2022	2021
Change Program investments
Operating expenses	171	183	354	343 – 383
Accrued capital expenditures	118	112	230	212 – 252
Total investments	289	295	584	600
We supplemented our existing teams with experienced talent to strengthen skill sets across product development, digital, technology, strategy and change management. We have made 50% of our revenues available in a cloud solution, increased the proportion of sales we make through our digital channels and improved our customers’ experience when interacting with us. We combined our content and editorial efforts to improve how we deliver our products to our customers and to drive efficiencies. We reduced our product portfolio as well as our global footprint of office locations and call centers. As of December 31, 2022, we achieved $540 million of annualized run-rate
operating expense savings, and broadly delivered against the financial targets set out in 2021.

Thomson Reuters Annual Report 2022

Acquisitions and Dispositions
Acquisitions.
In April 2022, we acquired ThoughtTrace, a business that uses artificial intelligence and machine learning to read, organize and manage document workflows. In November 2022, we signed a definitive agreement to acquire SurePrep, a provider of tax automation software and services for $500 million, which closed in January 2023. These acquisitions support our strategy of pursuing both organic and inorganic growth opportunities as we promote seamless, cloud-based workflows for professionals through innovative digital solutions and open, smart and connected platforms. We also invested $18 million in our TR Ventures Fund to support companies that are building innovations to allow professionals to operate more productively and with greater insights. We plan to invest up to $100 million in our Venture Fund. We did not acquire any businesses in 2021.
We expect that acquisitions will continue to play an important role in our strategy, and we may make tactical acquisitions from time to time that we believe will strengthen our positions in key growth segments. Generally, the businesses we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.
Dispositions.
To ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we may sell businesses or investments from time to time. In 2022, we sold certain non-core
businesses which generated over $200 million of proceeds.
On January 29, 2021, our company and Blackstone’s consortium sold Refinitiv to LSEG. In December 2022, we and Blackstone’s consortium agreed to sell shares in LSEG that we co-own
to Microsoft. This transaction closed on January 31, 2023 (see the “Investment in LSEG” section below for further information regarding these transactions).
Investment in LSEG
In January 2021, our company and Blackstone’s consortium sold Refinitiv to LSEG in an all-share
transaction. We hold our LSEG shares through YPL, an entity jointly owned by our company, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management. As of December 31, 2022, we owned 42.84% of YPL and indirectly owned 72.0 million LSEG shares. On January 31, 2023, our company and Blackstone’s consortium collectively sold approximately 21.2 million LSEG shares through YPL to Microsoft, of which 10.5 million LSEG shares were indirectly owned by our company. We received approximately $1.0 billion of gross proceeds from the sale, which was fixed in U.S. dollars. After the sale, we indirectly owned approximately 61.5 million LSEG shares. The market value of our investment in LSEG on March 1, 2023 was approximately $5.5 billion, based on LSEG’s closing share price on that date and 61.1 million shares, which reflects additional shares sold through our participation in LSEG’s open market buyback program.
In conjunction with the sale of shares to Microsoft, LSEG amended the terms of contractual lock-up
provisions previously agreed between LSEG and the Blackstone/Thomson Reuters entities that hold the LSEG shares. As such, we are entitled to sell approximately 31 million of our company’s indirectly owned shares in the twelve-month period beginning January 30, 2023, 22 million shares in the twelve-month period beginning January 30, 2024, and 8 million shares after the lock-up
arrangement terminates on January 29, 2025. We expect to begin selling LSEG shares in March, after LSEG reports their year-end
results, in tranches throughout the year, subject to market conditions. Relative to our remaining shares, we expect to pay 25% capital gains tax on proceeds above our cost basis of $2.6 billion. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for information about our expected use of proceeds from the sale of LSEG shares.
Reuters News’
30-year
news agreement with the Data & Analytics business of LSEG continues under the same terms and conditions and is scheduled to run to 2048.
See the “Liquidity and Capital Resources” section of the management’s discussion and analysis for information about our expected use of proceeds from the sale of LSEG shares.

Thomson Reuters Annual Report 2022

Results of Operations
Refer to the “Additional Information” section of this management’s discussion and analysis regarding an update to our income tax expense after the announcement of our 2022 fourth-quarter and full-year results on February 9, 2023.
Consolidated Results

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2022	2021	Total	Constant Currency

IFRS Financial Measures
Revenues	6,627	6,348	4%
Operating profit	1,834	1,242	48%
Diluted EPS	$2.75	$11.50	(76%)
Non-IFRS Financial Measures (1)
Revenues	6,627	6,348	4%	6%
Organic revenue growth				6%
Adjusted EBITDA	2,329	1,970	18%	18%
Adjusted EBITDA margin	35.1%	31.0%	410bp	350bp
Adjusted EBITDA less accrued capital expenditures	1,784	1,429	25%
Adjusted EBITDA less accrued capital expenditures margin	26.9%	22.5%	440bp
Adjusted EPS	$2.56	$1.95	31%	30%
“Big 3” Segments
Revenues	5,325	5,067	5%	6%
Organic revenue growth				7%
Adjusted EBITDA	2,256	1,966	15%	16%
Adjusted EBITDA margin	42.4%	38.8%	360bp	330bp
(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
Revenues

	Year ended December 31,

			Change

(millions of U.S. dollars)	2022	2021	Total	Constant Currency	Organic
Recurring revenues	5,324	5,048	5%	7%	7%
Transactions revenues	711	691	3%	5%	6%
Global Print revenues	592	609	(3%)	(1%)	(1%)
Revenues	6,627	6,348	4%	6%	6%
Revenues increased 4% in total driven by growth across four of our five business segments. Foreign currency negatively impacted revenue growth by 2%. On an organic basis, total revenues increased 6%, driven by 7% growth in recurring revenues (80% of total revenues) and 6% growth in transactions revenues. Global Print revenues decreased 1% organically.
Revenues from the “Big 3” segments (80% of total revenues) increased 5% in total. Foreign currency negatively impacted revenue growth by 1%. On an organic basis, revenues increased 7%, driven by 8% growth in recurring revenues, while transactions revenues grew 2%.

Thomson Reuters Annual Report 2022

Foreign currency negatively impacted revenue growth due to the strengthening of the U.S. dollar against most major currencies, compared to the prior-year period, with the greatest impact coming from the British pound sterling and the Euro.
Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures
Operating profit increased 48% due to higher revenues, lower costs, which included cost benefits resulting from the Change Program as well as currency benefits, and gains on the sale of certain non-core
businesses.
Adjusted EBITDA, which excludes gains on the sale of
non-core
businesses, as well as other adjustments, increased 18%, and the related margin increased to 35.1%, due to higher revenues and lower costs. Investments in the Change Program negatively impacted the full year of 2022 adjusted EBITDA margin by 260bp. Foreign currency benefited the year-over-year change in adjusted EBITDA margin by 60bp.
Adjusted EBITDA less accrued capital expenditures and the related margin increased due to higher adjusted EBITDA, which more than offset slightly higher accrued capital expenditures. Accrued capital expenditures included $118 million and $112 million in 2022 and 2021, respectively, associated with the Change Program.
Operating expenses

	Year ended December 31,

			Change

(millions of U.S. dollars)	2022	2021	Total	Constant Currency
Operating expenses	4,280	4,370	(2%)	1%
Remove fair value adjustments (1)	19	8
Operating expenses excluding fair value adjustments	4,299	4,378	(2%)	1%
(1) Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.
Due to the strengthening of the U.S. dollar against most major currencies, operating expenses, excluding fair value adjustments, decreased, compared to the prior-year period. On a constant currency basis, operating expenses, excluding fair value adjustments, increased as cost savings from our Change Program were more than offset by higher sales related expenses associated with higher revenues, and investments in technology. Change Program costs were $171 million and $183 million in 2022 and 2021, respectively, which included severance as well as costs to drive technology and digital sales efficiencies.
Depreciation and amortization

	Year ended December 31,

(millions of U.S. dollars)	2022	2021	Change

Depreciation	140	177	(21%)
Amortization of computer software	485	474	2%
Subtotal	625	651	(4%)
Amortization of other identifiable intangible assets	99	119	(17%)

•
Depreciation and amortization of computer software on a combined basis decreased due to the completion of depreciation and amortization on certain assets acquired in previous years and because the prior year included the write-down of assets associated with real estate leases we have vacated. These factors more than offset higher computer software amortization due to our April 2022 acquisition of ThoughtTrace.

•	Amortization of other identifiable intangible assets decreased due to the completion of amortization of assets acquired in previous years.

Thomson Reuters Annual Report 2022

Other operating gains, net

	Year ended December 31,

(millions of U.S. dollars)	2022	2021
Other operating gains, net	211	34
In 2022, other operating gains, net, included gains on the sale of certain non-core
businesses. In 2021, other operating gains, net, included a benefit from the revaluation of warrants that we previously held in Refinitiv prior to its sale to LSEG on January 29, 2021, income related to a license that allowed the Refinitiv business of LSEG to use the “Reuters” mark and a gain on the sale of a non-core
business.
Net interest expense

	Year ended December 31,

(millions of U.S. dollars)	2022	2021	Change
Net interest expense	196	196	-
Net interest expense was unchanged as higher interest costs associated with commercial paper borrowings and tax liabilities offset lower interest costs on net pension obligations and higher interest income. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on our term debt was essentially unchanged compared to the prior-year period.
Other finance income

	Year ended December 31,

(millions of U.S. dollars)	2022	2021
Other finance income	444	8
In 2022, other finance income included gains of $328 million from foreign exchange contracts on instruments that are intended to reduce foreign currency risk on a portion of our indirect investment in LSEG, which is denominated in British pounds sterling, and net foreign exchange gains on intercompany funding arrangements. In 2021, net foreign exchange gains on intercompany funding arrangements more than offset $19 million of losses from foreign exchange contracts. Refer to the “Risk Management” section of this management’s discussion and analysis for a discussion on how we manage and mitigate our foreign currency risks.
Share of
post-tax
(losses) earnings in equity method investments

	Year ended December 31,

(millions of U.S. dollars)	2022	2021
YPL (formerly Refinitiv Holdings Limited)	(416)	6,233
Other equity method investments	(16)	7
Share of post-tax (losses) earnings in equity method investments	(432)	6,240
Our investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which we have significant influence. The investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG, which is denominated in British pounds sterling.
In 2022, share of
post-tax
losses in equity method investments reflected a decrease in value of our LSEG investment due to foreign exchange losses of $787 million, which more than offset increases in value of $207 million due to a higher share price, dividend income of $87 million and a $77 million gain on a forward contract relating to the agreement to sell LSEG shares to Microsoft for a fixed price. See the “Investment in LSEG” section of this management’s discussion and analysis for further information.

Thomson Reuters Annual Report 2022

In 2022, LSEG repurchased approximately 1.2 million ordinary shares from YPL under a buyback program announced by LSEG in August 2022. We received proceeds of $43 million, for approximately 0.5 million shares, which were distributed as a dividend and reduced our investment.
In 2021, share of
post-tax
earnings in equity method investments reflected an $8,075 million gain from the sale of Refinitiv and $75 million in dividend income, which was partly offset by a $1,749 million decline in the value of the LSEG investment after the sale and $168 million of post-tax
losses related to the Refinitiv operations prior to the sale. In March 2021, as permitted under a lock-up
exception, approximately 10.1 million of our LSEG shares were sold for pre-tax
net proceeds of $994 million. Proceeds from the sale of the shares by YPL were also distributed to us as a dividend.
Tax expense

	Year ended December 31,

(millions of U.S. dollars)	2022	2021
Tax expense	259	1,607
Our effective income tax rate on earnings from continuing operations was 15.7% compared to 22.0% in 2021. Tax expense in each year included significant impacts related to our indirect investment in LSEG. In 2022, tax expense included $124 million of tax benefit related to our losses in equity method investments and $80 million of tax expense related to other finance income, primarily from gains on foreign exchange contracts related to our investment in LSEG. Tax expense in 2022 also included a charge of $64 million to reflect our intention to settle a tax dispute with a tax loss carryforward that had been previously recognized as a deferred tax asset on our balance sheet. In 2021, tax expense included $1,497 million related to our earnings in equity method investments, primarily related to the gain on sale of Refinitiv to LSEG and $21 million of benefits from the reversal of reserves for uncertain tax positions attributable to prior tax years. The comparability of our tax expense was further impacted by various transactions and accounting adjustments during each year. In each year, the tax expense reflected the mix of taxing jurisdictions in which pre-tax
profits and losses were recognized. The following table sets forth certain components within income tax expense that impacted comparability from year to year, including tax expense (benefit) associated with items that are removed from adjusted earnings:

	Year ended December 31,

(millions of U.S. dollars)	2022	2021
Tax expense (benefit)
Tax items impacting comparability:
Corporate tax laws and rates (1)	(13)	(17)
Deferred tax adjustments (2)	28	(7)
Subtotal	15	(24)
Tax related to:
Amortization of other identifiable intangible assets	(22)	(26)
Share of post-tax (losses) earnings in equity method investments (3)	(124)	1,497
Other finance income	80	(5)
Other operating gains, net	42	9
Other items	2	-
Subtotal	(22)	1,475
Total	(7)	1,451
(1) In 2022, the amount consists primarily of adjustments to deferred tax balances due to changes in effective state tax rates. In 2021, the amount includes changes in deferred tax assets due to changes in foreign tax rates.
(2) In 2022, includes a charge for the use of a deferred tax asset in connection with a tax dispute, recognition of deferred tax assets for a tax basis step-up
attributable to a
non-U.S.
subsidiary, adjustments required for a business that was classified as held for sale as well as adjustments required due to divestitures and acquisitions. In 2021, includes adjustments required due to divestitures and acquisitions.

Thomson Reuters Annual Report 2022

Because the items described above impact the comparability of our tax expense for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax
items to which they relate. The computation of our adjusted tax expense is set forth below:

	Year ended December 31,

(millions of U.S. dollars)	2022	2021
Tax expense	259	1,607
Remove: Items from above impacting comparability	7	(1,451)
Total tax expense on adjusted earnings	266	156
Our 2022 effective tax rate on adjusted earnings was 17.6% (2021 – 13.9%). On an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.5%. The difference is primarily attributable to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside of Canada. As a global company, our income taxes depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate.
Because of the requirements of income tax accounting under IFRS, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes from net earnings on our worldwide business as follows:

	Year ended December 31,

Income taxes paid (millions of U.S. dollars)	2022	2021
Operating activities – continuing operations	193	172
Operating activities – discontinued operations	-	2
Investing activities – continuing operations	7	850
Investing activities – discontinued operations	16	42
Total income taxes paid	216	1,066
In January 2021, our company and Blackstone’s consortium sold Refinitiv to LSEG for a gain of $8,075 million. The transaction was predominantly tax deferred for our company except for $627 million that was paid in 2021. In March 2021, as permitted under a lock-up
exception, approximately 10.1 million of our LSEG shares were sold for pre-tax
net proceeds of $994 million. Out of these proceeds, we paid $223 million of tax on the sale of the shares and $627 million on taxes due on the LSEG transaction. The total tax payments of $850 million were reflected in “Investing activities – continuing operations” above.
Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our effective tax rate will be dependent upon tax laws and conventions remaining unchanged or favorable to our company, as well as the geographic mix of our profits. See the “Liquidity and Capital Resources — Contingencies” section of this management’s discussion and analysis for further discussion of income tax liabilities.
In the first half of 2023, we expect new tax legislation to be enacted in Canada that will reduce our ability to deduct interest expense against our Canadian income. As a result, we expect to increase our taxable profits in Canada against which we will apply tax loss carryforwards. When the legislation is enacted, we expect to recognize previously unrecognized tax loss carryforwards in our income statement and record corresponding deferred tax assets, the amount of which could be significant.
Results of Discontinued Operations
(Loss) earnings from discontinued operations, net of tax, included the following:

	Year ended December 31,

(millions of U.S. dollars)	2022	2021
(Loss) earnings from discontinued operations, net of tax	(53)	2

Thomson Reuters Annual Report 2022

In 2022, loss from discontinued operations, net of tax, was primarily comprised of losses arising on a receivable balance from LSEG relating to a tax indemnity. The losses were due to changes in foreign exchange and interest rates. In 2021, earnings from discontinued operations, net of tax, included residual income and expenses related to our former Financial & Risk business.
Net earnings and diluted EPS

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts)	2022	2021	Total	Constant Currency
IFRS Financial Measures
Net earnings	1,338	5,689	(76%)
Diluted EPS	$2.75	$11.50	(76%)
Non- IFRS Financial Measures (1)
Adjusted earnings	1,239	965	28%
Adjusted EPS	$2.56	$1.95	31%	30%
(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
Net earnings and diluted EPS decreased compared to the prior-year period because 2021 included a gain of approximately $8.1 billion on the sale of Refinitiv to LSEG in January 2021.
Adjusted earnings and the related per share amount increased primarily due to higher adjusted EBITDA, which more than offset higher income tax expense.
Segment Results
The following is a discussion of our five reportable segments and our Corporate costs. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.
Legal Professionals

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency	Organic
Recurring revenues	2,631	2,523	4%	6%	6%
Transactions revenues	172	189	(9%)	(7%)	(5%)
Revenues	2,803	2,712	3%	5%	6%
Segment adjusted EBITDA	1,227	1,091	13%	14%
Segment adjusted EBITDA margin	43.8%	40.2%	360bp	350bp
Revenues increased in total, constant currency and on an organic basis. Organic revenues increased due to growth in recurring revenues (94% of the Legal Professionals segment) driven by Practical Law, Westlaw, HighQ and our Government business. Transactions revenues declined on an organic basis (6% of the Legal Professionals segment), reflecting lower Government revenues due to a slower release of U.S. federal funding.
Revenues in our Legal Professionals segment grew 6% organically, despite a modest decrease in the segment’s revenue growth trend during the fourth quarter. The decreased trend was primarily due to our Elite and Government businesses, which comprised 24% of our Legal Professionals segment revenue in 2022. See the fourth-quarter revenue discussion for Legal Professionals for further detail.

Thomson Reuters Annual Report 2022

Segment adjusted EBITDA and the related margin increased due to higher revenues and lower expenses, which reflected cost savings from our Change Program and a benefit from foreign currency. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 10bp.
Corporates

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency	Organic
Recurring revenues	1,305	1,209	8%	9%	9%
Transactions revenues	231	231	-	1%	2%
Revenues	1,536	1,440	7%	8%	8%
Segment adjusted EBITDA	578	496	17%	16%
Segment adjusted EBITDA margin	37.6%	34.4%	320bp	270bp
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues was driven by 9% growth in recurring revenues (85% of the Corporates segment) led by Practical Law, CLEAR, Direct Tax, Indirect Tax and HighQ. On the same basis, transactions revenues (15% of the Corporates segment) increased 2% as growth in the Trust, Confirmation and the segment’s businesses in Asia and Latin America more than offset decreases in revenues from implementation services and certain risk products.
Segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses, which were mitigated by cost savings from our Change Program. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 50bp.
Tax & Accounting Professionals

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency	Organic
Recurring revenues	799	742	8%	8%	9%
Transactions revenues	187	173	8%	8%	9%
Revenues	986	915	8%	8%	9%
Segment adjusted EBITDA	451	379	19%	18%
Segment adjusted EBITDA margin	45.8%	41.3%	450bp	390bp
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues reflected growth in recurring (81% of the Tax & Accounting Professionals segment) and transactions revenues (19% of the Tax & Accounting Professionals segment), both of which were due to growth in UltraTax and the segment’s businesses in Latin America. Transactions revenues also benefited from growth in Confirmation and higher training revenues.
Segment adjusted EBITDA and the related margin increased due to higher revenues and lower expenses, which reflected cost savings from our Change Program and a benefit from foreign currency. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 60bp.

Thomson Reuters Annual Report 2022

Reuters News

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency	Organic
Recurring revenues	612	596	3%	5%	5%
Transactions revenues	121	98	24%	31%	31%
Revenues	733	694	6%	9%	9%
Segment adjusted EBITDA	154	103	50%	36%
Segment adjusted EBITDA margin	21.0%	14.8%	620bp	380bp
Revenues increased in total, constant currency and on an organic basis driven by growth from Reuters Events and the segment’s news agreement with the Data & Analytics business of LSEG. The Reuters Events business benefited from a return to in-person
events from primarily virtual events last year.
Reuters News has a news agreement with the Data & Analytics business of LSEG through October 1, 2048. In 2022, we recorded $360 million (2021—$339 million) of revenues under this agreement, which represent the current minimum annual value. However, these revenues may increase further as the contract requires adjustments related to changes in the consumer price index and foreign exchange rates.
Segment adjusted EBITDA and the related margin increased primarily reflecting the favorable impact of foreign currency due to the strengthening of the U.S. dollar against most major currencies, as well as higher revenues. Expenses also benefited from cost savings associated with our Change Program. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 240bp.
Global Print

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency	Organic
Revenues	592	609	(3%)	(1%)	(1%)
Segment adjusted EBITDA	212	226	(6%)	(4%)
Segment adjusted EBITDA margin	35.7%	37.1%	(140)bp	(130)bp
Revenues decreased in total, constant currency, and on an organic basis. The performance was better than expected due to improved customer retention, higher third-party revenues for printing services, and timing benefits, which are expected to normalize in the first quarter of 2023.
Segment adjusted EBITDA and the related margin decreased due to lower revenues. The decrease in margins also reflected the dilutive impact of lower margin third-party print revenues. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 10bp.
Corporate costs

	Year ended December 31,

(millions of U.S. dollars)	2022	2021
Corporate costs	293	325
The decrease in Corporate costs reflected lower Change Program expenses, which were $171 million in 2022 and $183 million in 2021, as well as a benefit from foreign currency.

Thomson Reuters Annual Report 2022

Review of Fourth-Quarter Results
Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The timing of costs related to the Change Program impacted the seasonality of our expenses and operating profit in 2022 and 2021.
Consolidated Results

	Three months ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2022	2021	Total	Constant Currency

IFRS Financial Measures

Revenues	1,765	1,710	3%

Operating profit	631	257	146%

Net earnings (loss)	218	(175)	n/m

Diluted earnings (loss) per share	$0.45	$(0.36)	n/m

Net cash provided by operating activities	676	397	70%

Net cash provided by (used in) investing activities	64	(299)	n/m

Net cash used in financing activities	(132)	(829)	n/m

Non-IFRS Financial Measures (1)

Revenues	1,765	1,710	3%	5%

Organic revenue growth				6%

Adjusted EBITDA	633	452	40%	41%

Adjusted EBITDA margin	35.9%	26.4%	950bp	920bp

Adjusted EBITDA less accrued capital expenditures	495	275	80%

Adjusted EBITDA less accrued capital expenditures margin	28.1%	16.1%	1200bp

Adjusted earnings	352	210	67%

Adjusted EPS	$0.73	$0.43	70%	72%

Free cash flow	526	255	106%

“Big 3” Segments

Revenues	1,409	1,359	4%	5%

Organic revenue growth				7%

Adjusted EBITDA	618	488	27%	28%

Adjusted EBITDA margin	43.9%	35.8%	810bp	780bp
(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
Revenues
Revenues increased 3% in total driven by growth across four of our five business segments. Foreign currency and divestitures negatively impacted revenue growth by 2% and 1%, respectively. On an organic basis, revenues increased 6%, driven by 7% growth in recurring revenues (82% of total revenues) and 5% growth in transactions revenues. Global Print revenues decreased 1% organically.
Revenues from the “Big 3” segments (80% of total revenues) increased 4% in total. Foreign currency and divestitures negatively impacted revenue growth by 1% and 2%, respectively. On an organic basis, revenues increased 7%, driven by recurring revenue growth of 8%. Transactions revenues declined 2% organically. This is the seventh consecutive quarter our “Big 3” segments, in aggregate, have grown at least 6% organically.

Thomson Reuters Annual Report 2022

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures
Operating profit increased 146% due to lower costs, which included cost benefits resulting from the Change Program and lower performance bonus expense, higher revenues and gains on the sale of certain non-core
businesses.
Adjusted EBITDA, which excludes gains on the sale of
non-core
businesses, as well as other adjustments, increased 40%, and the related margin increased to 35.9%, due to lower costs and higher revenues. Investments in the Change Program negatively impacted the fourth quarter of 2022 adjusted EBITDA margin by 340bp. Foreign currency benefited the year-over-year change in adjusted EBITDA margin by 30bp.
Adjusted EBITDA less accrued capital expenditures and the related margin increased due to higher adjusted EBITDA and lower accrued capital expenditures. Accrued capital expenditures included $21 million and $47 million in 2022 and 2021, respectively, associated with the Change Program.
Net earnings (loss) and diluted earnings (loss) per share
In 2022, net earnings and diluted EPS compared to a net loss and a diluted loss per share in the prior-year period due to higher operating profit and because the prior-year period included a decrease in value in our LSEG investment.
Adjusted earnings and adjusted EPS
Adjusted earnings and the related per share amount, which excludes the change in value of our LSEG investment, as well as other adjustments, increased as higher adjusted EBITDA more than offset higher income tax expense.
Net cash provided by operating activities
Net cash provided by operating activities increased, reflecting the cash benefits from higher operating profit as well as favorable movements in working capital. The prior-year period included a $48 million payment of the employer’s portion of 2020 payroll-related taxes, which we had previously deferred under the U.S. CARES Act.
Net cash provided by (used in) investing activities
In 2022, net cash provided by investing activities primarily reflected proceeds from disposals of non-core
businesses of $187 million, which more than offset capital expenditures of $135 million. In 2021, net cash used in investing activities included $188 million of taxes paid related to the sale of Refinitiv and the subsequent sale of LSEG shares. Capital expenditures were $123 million.
Net cash used in financing activities
In 2022 and 2021, net cash used in financing activities included dividends paid to common shareholders and share repurchases of $791 million (2021- $788 million), in aggregate. In 2022, returns to our shareholders were partly offset by $673 million of net borrowings under our commercial paper program.
Free cash flow
Free cash flow increased due to higher cash flows from operating activities.

Thomson Reuters Annual Report 2022

Segment Results

	Three months ended December 31,

			Change

(millions of U.S. dollars, except margins)	2022	2021	Total	Constant Currency (1)	Organic (1)
Revenues

Legal Professionals	704	689	2%	4%	5%

Corporates	379	358	6%	7%	9%

Tax & Accounting Professionals	326	312	5%	5%	8%

“Big 3” Segments Combined (1)	1,409	1,359	4%	5%	7%

Reuters News	198	187	7%	10%	10%

Global Print	162	170	(4%)	(2%)	(1%)

Eliminations/ Rounding	(4)	(6)

Revenues	1,765	1,710	3%	5%	6%

Adjusted EBITDA (1)

Legal Professionals	294	239	23%	27%

Corporates	135	93	45%	46%

Tax & Accounting Professionals	189	156	22%	21%

“Big 3” Segments Combined	618	488	27%	28%

Reuters News	40	15	162%	125%

Global Print	59	61	(3%)	(1%)

Corporate costs	(84)	(112)	n/a	n/a

Adjusted EBITDA	633	452	40%	41%

Adjusted EBITDA margin (1)

Legal Professionals	41.7%	34.5%	720bp	740bp

Corporates	35.7%	26.0%	970bp	940bp

Tax & Accounting Professionals	58.1%	50.0%	810bp	740bp

“Big 3” Segments Combined	43.9%	35.8%	810bp	780bp

Reuters News	19.8%	8.1%	1170bp	840bp

Global Print	36.1%	35.9%	20bp	20bp

Adjusted EBITDA margin	35.9%	26.4%	950bp	920bp
(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
Legal Professionals
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues reflected 6% growth in recurring revenues (94% of the Legal Professionals segment), driven by Practical Law, Westlaw and HighQ. Transactions revenues (6% of the Legal Professionals segment) declined 8% due to lower professional services revenues in the segment’s Elite business and lower revenues in the Government business. In the fourth quarter, the growth trend of Legal Professionals on an organic basis declined to 5% from 6%, primarily due to our Elite and Government businesses. Elite’s professional services revenues were lower because the business began to transition from on-premise
software solutions to a cloud-based
software-as-a-service
(SaaS) offering. However, over the long term, we expect the transition will increase recurring revenues and segment adjusted EBITDA margins. In our Government business, overall organic revenue growth decreased in the fourth quarter, compared to the nine-month period, reflecting slowdowns in the release of U.S. Federal funding.

Thomson Reuters Annual Report 2022

Segment adjusted EBITDA and the related margin increased due to higher revenues and lower expenses, which reflected cost savings from our Change Program and lower performance bonus expense. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 20bp.
Corporates
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues was due to 11% growth in recurring revenues (89% of the Corporates segment), driven by Practical Law, CLEAR, Direct Tax and Global Trade Management. Transactions revenues (11% of the Corporates segment) declined 5%, as expected, due to a decrease in revenues from implementation services and certain risk products.
Segment adjusted EBITDA and the related margin increased due to higher revenues and lower expenses, which reflected cost savings from our Change Program and lower performance bonus expense. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp.
Tax & Accounting Professionals
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues reflected 8% growth in recurring revenues (90% of the Tax & Accounting Professionals segment) and 10% growth in transactions revenues (10% of the Tax & Accounting Professionals segment), both of which were due to growth in UltraTax and the segment’s businesses in Latin America. The increase in transactions revenues also included growth in Confirmation.
Segment adjusted EBITDA and the related margin increased due to higher revenues and lower expenses, which reflected cost savings from our Change Program and lower performance bonus expense. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 70bp.
Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.
Reuters News
Revenues increased in total, constant currency and on an organic basis driven by growth from Reuters Events and the segment’s news agreement with the Data & Analytics business of LSEG.
Segment adjusted EBITDA and the related margin increased due to the favorable impact of foreign currency reflecting the strengthening of the U.S. dollar against most major currencies as well as higher revenues. Expenses also benefited from cost savings associated with our Change Program and lower performance bonus expense. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 330bp.
Global Print
Revenues decreased in total, constant currency, and on an organic basis. The performance was better than expected due to improved customer retention, higher third-party revenues for printing services and timing benefits. In the first quarter of 2023, we expect a larger revenue decline as the favorable timing experienced in 2022 should normalize.
Segment adjusted EBITDA decreased as lower revenues more than offset lower expenses. The related margin increased slightly despite the dilutive impact of lower margin third-party print revenues. Foreign currency had no impact on the year-over-year change in segment adjusted EBITDA margin.
Corporate costs
Corporate costs decreased primarily due to lower Change Program expenses, which were $60 million in 2022 and $78 million in 2021.

Thomson Reuters Annual Report 2022

Liquidity and Capital Resources
Capital Strategy
We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, we also issue commercial paper, borrow under our credit facility and issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.
Our capital strategy approach has provided us with a strong capital structure and liquidity position. As of December 31, 2022, we had $1.1 billion of cash on hand, and none of our debt securities are scheduled to mature until the fourth quarter of 2023. Our disciplined approach and cash generative business model have allowed us to weather economic volatility in recent years caused by macroeconomic and geopolitical factors, while continuing to invest in our business. While we are closely monitoring the global disruption caused by Russia’s invasion of Ukraine, our operations in the region are not material to our business.
We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA and have set a target to pay out 50% to 60% of our expected free cash flow as dividends to our shareholders. As of December 31, 2022, we repurchased $1.3 billion of our common shares under our $2.0 billion share repurchase program announced in June 2022 (see the “Share Repurchases – Normal Course Issuer Bid (NCIB)” section below). We plan to complete our $2.0 billion share repurchase program in April 2023. In 2022, we returned a total of $2.1 billion of cash to shareholders through dividends and share repurchases. In January 2023, we acquired SurePrep for $500 million, a provider of tax automation software and services (see the “Subsequent Events” section of this management’s discussion and analysis).
In January 2023, we received approximately $1.0 billion of gross proceeds from the sale of 10.5 million LSEG shares to Microsoft. In accordance with amended contractual lock-up
provisions, we are entitled to sell the remainder of our indirectly owned shares as follows: approximately 31 million shares in the twelve-month period beginning January 30, 2023, 22 million shares in the twelve-month period beginning January 30, 2024, and 8 million shares after the lock-up
arrangement terminates on January 29, 2025. We expect to begin selling LSEG shares in March 2023, after LSEG reports their year-end
results, in tranches throughout the year, subject to market conditions. In 2023, following the completion of the share repurchase program described above, we intend to initiate a return of capital of at least $2 billion, which will be combined with a share consolidation or reverse stock split (similar to the return of capital transaction we completed in 2018). This transaction will be funded through proceeds from LSEG share dispositions, and as such, the timing and amount of the transaction will depend on market conditions and other factors.
In the future, we expect that proceeds from sales of our remaining LSEG shares after the expiration of the applicable contractual lock-up
provisions will provide us with further options for investment and returns to shareholders.
Our net debt to adjusted EBITDA leverage ratio as of December 31, 2022 was 1.7:1, which is lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio as of December 31, 2022 was 1.6:1, which is well below the maximum leverage ratio allowed under the credit facility of 4.5:1.
We believe that our existing sources of liquidity will be sufficient to fund our expected 2023 cash requirements in the normal course of business.
Certain information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results”.

Thomson Reuters Annual Report 2022

Cash Flow
Summary of Consolidated Statement of Cash Flow

	Year ended December 31,

(millions of U.S. dollars)	2022	2021	$ Change
Net cash provided by operating activities	1,915	1,773	142
Net cash used in investing activities	(462)	(504)	42
Net cash used in financing activities	(1,156)	(2,273)	1,117
Translation adjustments	(6)	(5)	(1)
Increase (decrease) in cash and cash equivalents	291	(1,009)	1,300
Cash and cash equivalents at beginning of period	778	1,787	(1,009)
Cash and cash equivalents at end of period	1,069	778	291
Non-IFRS Financial Measure (1):
Free cash flow	1,340	1,256	84
(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
Operating activities.
Net cash provided by operating activities increased as the cash benefits from higher operating profit more than offset higher payments for our Change Program and annual incentive plan bonuses.
Investing activities.
In 2022, net cash used in investing activities included $595 million of capital expenditures and $191 million of acquisition spending. These outflows were partly offset by $216 million in proceeds from the sale of certain non-core
businesses and $130 million of dividends from YPL, $43 million of which related to YPL’s participation in LSEG’s share buyback program. In April 2022, we acquired ThoughtTrace.
In 2021, net cash used in investing activities included $850 million of taxes paid related to the sale of Refinitiv and the subsequent sale of LSEG shares. The discontinued operations portion of investing activities included $252 million of tax assessments related to our former Financial & Risk business (see the “Contingencies – Uncertain Tax Positions” sections of this management’s discussion and analysis). In 2021, capital expenditures were $487 million. These outflows were partly offset by $1,069 million of dividends received, which included $994 million from the sale of LSEG shares and $75 million paid by LSEG.
Financing activities.
In 2022 and 2021, net cash used in financing activities included dividends paid to common shareholders and share repurchases of $2,116 million (2021- $2,173 million), in aggregate. In 2022, returns to our shareholders were partly offset by $1,042 million of net borrowings under our commercial paper program. Refer to the “Commercial paper program”, ”Dividends” and “Share repurchases” subsections below for additional information.
Cash and cash equivalents.
The increase in cash and cash equivalents reflects the proceeds from commercial paper borrowings, a portion of which was used to fund our $500 million acquisition of SurePrep on January 3, 2023.
Free cash flow.
Free cash flow increased as higher cash flows from operating activities were partially offset by higher capital expenditures, primarily associated with the Change Program.
Additional information about our debt and credit arrangements, dividends and share repurchases is as follows:

•
Commercial paper program.
Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $1,048 million is included in “Current indebtedness” within the consolidated statement of financial position as of December 31, 2022 (December 31, 2021 – nil).

Thomson Reuters Annual Report 2022

•
Credit facility.

In November 2022, we amended and restated our credit facility agreement to increase the commitment to $2.0 billion from $1.8 billion and extend the maturity to November 2027. The facility may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of December 31, 2022 and 2021. Based on our current credit ratings, the cost of borrowing under the facility is priced at the Term Secure Overnight Financing Rate (SOFR)/Euro Interbank Offered Rate (EURiBOR)/Simple Sterling Overnight Index Average (SONIA) plus 102.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. If our debt rating is downgraded by Moody’s, S&P or Fitch, our facility fees and borrowing costs would increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to
us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of December 31, 2022, we were in compliance with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 1.6:1.

•	Long-term debt. We did not issue notes or repay principal amounts of debt in 2022 or 2021.
In June 2022, we filed a new base shelf prospectus under which Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through July 29, 2024. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. Neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus. Please refer to Appendix G of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance LLC and the subsidiary guarantors.

•
Credit ratings.
Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable
These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Thomson Reuters Annual Report 2022

•
Dividends.
Dividends on our common shares are declared in U.S. dollars. In February 2022, we announced a 10% or $0.16 per share increase in the annualized dividend rate to $1.78 per common share (beginning with the common share dividend we paid in March 2022). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Year ended December 31,

(millions of U.S. dollars, except per share amounts)	2022	2021
Dividends declared per common share	$1.78	$1.62
Dividends declared	861	797
Dividends reinvested	(27)	(24)
Dividends paid	834	773
In February 2023, we announced a 10% or $0.18 per share increase in the annualized dividend rate to $1.96 per common share (beginning with the common share dividend that we plan to pay in March 2023). See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

•
Share repurchases – Normal Course Issuer Bid (NCIB).
We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In June 2022, we announced that we plan to repurchase up to $2.0 billion of our common shares. Share repurchases are typically executed under a NCIB. Under the current NCIB, we may repurchase up to 24 million common shares between June 13, 2022 and June 12, 2023 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases.

Details of share repurchases were as follows:

	Year ended December 31,

	2022	2021
Share repurchases (millions of U.S. dollars)	1,282	1,400
Shares repurchased (number in millions)	11.9	12.8
Share repurchases – average price per share in U.S. dollars	$107.99	$109.42
Decisions regarding any future repurchases will depend on certain factors such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into an automatic share repurchase plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule
10b5-1
under the U.S. Securities Exchange Act of 1934, as amended.
Financial Position
Our total assets were $21.7 billion as of December 31, 2022, compared to $22.1 billion as of December 31, 2021. The change reflected a decrease in the value of our LSEG investment.
As of December 31, 2022, our current liabilities exceeded our current assets by $2.1 billion, largely due to $1.0 billion of commercial paper and $0.6 billion of term debt, which is due in the fourth quarter of 2023. We believe we can refinance these amounts at any time, given our credit facility and access to long term debt markets, both of which are supported by our strong investment grade credit ratings. We also have significant cash on hand which we could use to repay a portion of the amounts outstanding.

Thomson Reuters Annual Report 2022

Additionally, current liabilities included $0.9 million of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.
Net debt and leverage ratio of net debt to adjusted EBITDA

	December 31,

(millions of U.S. dollars)	2022	2021
Current indebtedness	1,647	-
Long-term indebtedness	3,114	3,786
Total debt	4,761	3,786
Swaps	(42)	(99)
Total debt after swaps	4,719	3,687
Remove fair value adjustments for hedges (1)	7	(10)
Total debt after currency hedging arrangements	4,726	3,677
Remove transaction costs, premiums or discounts included in the carrying value of debt	33	33
Add: Lease liabilities (current and non-current)	235	261
Less: cash and cash equivalents (2)	(1,069)	(778)
Net debt (3)	3,925	3,193
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA (3)	2,329	1,970
Net debt/adjusted EBITDA (3)	1.7:1	1.6:1
(1) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.
(2) Includes cash and cash equivalents of $81 million and $70 million as of December 31, 2022 and 2021, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.
(3) Amounts represent
non-IFRS
financial measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendix A of this management’s discussion and analysis for additional information of our non-IFRS
financial measures.
As of December 31, 2022, our total debt position (after swaps) was $4.7 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. As of December 31, 2022, the average maturity of our term debt (total debt excluding commercial paper) was approximately eight years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. The increase in our net debt is primarily due to the increase in our current indebtedness, which includes $1,048 million of commercial paper borrowings (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

Thomson Reuters Annual Report 2022

The following table illustrates our expected term debt maturities (after swaps) as of December 31, 2022.

Financial Risk Management
Our global operations expose us to a variety of financial risks including market risk (primarily currency risk, price risk and interest rate risk), credit risk and liquidity risk. The section entitled “Financial Risk Management” in note 19 of our 2022 annual consolidated financial statements provides a discussion of the material financial risks we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance. Under the oversight of our Chief Financial Officer, our centralized corporate treasury group is responsible for our financial risk management strategy and execution and operates under strict guidelines and internal control processes. We strive to minimize the potential adverse economic effects associated with financial risks on our financial performance and to ensure we have sufficient liquidity to fund our operations, reinvest in our business, pay dividends and service our debt obligations.
Most of our business is conducted in U.S. dollars. However, 18% of our 2022 revenues and 33% of our 2022 operating expenses were denominated in currencies other than the U.S. dollar, the most significant of which is the British pound sterling with the balance spread over several currencies, including the Canadian dollar, the Euro, the Brazilian real and the Indian rupee. Changes in foreign exchange rates typically impact the growth in our expenses more than our revenues, because a higher percentage of our expenses are denominated in foreign currency. In 2022, foreign currency decreased revenues by 2% and operating expenses by 3% compared to the prior year.
We routinely monitor our currency exposures and may enter derivative financial instruments to mitigate our foreign exchange risk. As our indirect investment in LSEG is denominated in British pounds sterling, it is subject to variability based on changes in the British pound sterling and U.S. dollar foreign exchange rate. To reduce our foreign currency risk, we have entered into foreign exchange contracts with a notional amount of £3.9 billion ($5.0 billion), which were outstanding on December 31, 2022. After the sale of 10.5 million of our LSEG shares to Microsoft in January 2023 (see “Investment in LSEG” section of this management’s discussion and analysis for further information), the substantial majority of our remaining LSEG investment is hedged by these forward exchange contracts.

Thomson Reuters Annual Report 2022

The following charts outline the currency profile of our revenues and the operating expenses included in our calculation of adjusted EBITDA for 2022:

We monitor the financial stability of the foreign countries in which we operate. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.
We also monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.
Approximately 68% of our cash and cash equivalents as of December 31, 2022 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. Due to our legal entity structure, we continue to expect to have access to our funds held by subsidiaries outside the U.S. in a tax efficient manner.
Off-Balance
Sheet Arrangements, Commitments and Contractual Obligations
The following table summarizes our contractual obligations and off-balance
sheet commitments:

(millions of U.S. dollars)	2023	2024	2025	2026	2027	Thereafter	Total
Commercial paper	1,050	-	-	-	-	-	1,050
Notes/debentures (1)	600	242	1,033	500	-	1,369	3,744
Interest payable (1)	151	125	105	84	76	943	1,484
Debt-related hedges outflows (2)	22	22	1,011	-	-	-	1,055
Debt-related hedges inflows (1)	(23)	(23)	(1,045)	-	-	-	(1,091)
Lease obligations (3)	72	53	40	29	23	118	335
Foreign exchange contracts outflows (4)	2,951	2,092	-	-	-	-	5,043
Foreign exchange contracts inflows (5)	(3,118)	(2,233)	-	-	-	-	(5,351)
Unconditional purchase obligations	342	225	135	42	2	2	748
Defined benefit obligations	32	-	-	-	-	-	32
Total	2,079	503	1,279	655	101	2,432	7,049
(1) Represents contractual cash flows calculated using spot foreign exchange rates as of December 31, 2022.
(2) Represents contractual U.S. dollar cash flows.
(3) Includes leases with a term of 12 months or less, certain low-value
assets and lease commitments that have not commenced, all of which are not recognized in the consolidated statement of financial position.
(4) Represents contractual cash flows translated at the contract rate.
(5) Represents contractual cash flows calculated using forward foreign exchange rates as of December 31, 2022.

Thomson Reuters Annual Report 2022

We provide further information about certain of our obligations below:

•
Subsidiary guarantees
– For certain property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

•
Guarantees
– See the “Contingencies” section below for information on guarantees and other credit support provided by our company to 3 Times Square Associates LLC (3XSQ Associates) in connection with a loan facility.

•
Unconditional purchase obligations
– We have various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. In the table above, certain commitments have been estimated over the contractual period.

•
Defined benefit obligations
– We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2022, the fair value of plan assets for our material funded pension plans was 93% of the plan obligations. In 2022, we contributed $31 million to our material defined benefit plans. In 2023, we expect to contribute approximately $32 million to our material defined benefit plans, of which $5 million will be in accordance with the normal funding policy of funded plans and $27 million will be for claims expected to arise under unfunded and retiree medical plans.

The amount and timing of any future required contributions to pension plans could differ significantly from our estimates as of December 31, 2022. We cannot estimate contributions beyond 2023 because they depend on future economic conditions, plan performance and potential future government legislation. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in us having to make an unexpected contribution. Additionally, from time to time, we may elect to make voluntary contributions to improve the funded status of the plans.

•
Disposition contingencies
– In certain disposition agreements, including as described in the “Uncertain Tax Positions” section below, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material adverse impact on our financial condition taken as a whole.

Other than as described above, we do not engage in
off-balance
sheet financing arrangements and we do not have any interests in unconsolidated special-purpose or structured finance entities.
Contingencies
Lawsuits and Legal Claims
We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.
Uncertain Tax Positions
We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

Thomson Reuters Annual Report 2022

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.
Prior to 2022, we paid $379 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (HMRC), under the Diverted Profits Tax (DPT) regime that collectively related to the 2015, 2016 and 2018 taxation years of certain of our current and former U.K. affiliates. In 2022, HMRC issued additional DPT notices aggregating $85 million collectively related to the 2016, 2017 and 2018 taxation years. We paid these additional notices during the calendar year 2022.
HMRC continues to have the statutory authority to amend the above assessments solely for the 2017 taxation year by issuing DPT supplementary notices for that year.
As we do not believe these current and former U.K. affiliates fall within the scope of the DPT regime, we will continue contesting these assessments (including any amended by HMRC) through all available administrative and judicial remedies and we intend to vigorously defend our position. Payments we make are not a reflection of our view on the merits of the case. As the assessments largely relate to businesses we have sold, the majority are subject to indemnity arrangements under which we have been or will be required to pay additional taxes to HMRC or the indemnity counterparty.
Because we believe our position is supported by the weight of law, we do not believe that the resolution of this matter will have a material adverse effect on our financial condition taken as a whole. As we expect to receive refunds of substantially all of the aggregate of amounts paid and potential future payments pursuant to these notices of assessment, we expect to continue recording substantially all of these payments as non-current
receivables from HMRC or the indemnity counterparty on our financial statements. We expect our existing sources of liquidity will be sufficient to fund any required additional payments if HMRC issues further notices.
Guarantees
We have an investment in 3XSQ Associates, an entity jointly owned by one of our subsidiaries and Rudin Times Square Associates LLC (Rudin), that owns and operates the 3 Times Square office building (the building) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million,
3-year
term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. We and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. We and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, we and a parent entity of Rudin entered into a cross-indemnification arrangement. We believe the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact our ability to borrow funds under our $2.0 billion syndicated credit facility or the related covenant calculation.
For additional information, please see the “Risk Factors” section of this annual report, which contains further information on risks related to legal and tax matters.

Thomson Reuters Annual Report 2022

Outlook
The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information — Cautionary Note Concerning Factors That May Affect Future Results”.
Trends
Technology and societal forces continue to drive the digital transformation of the Legal, Tax and Accounting, Risk, Fraud and Compliance ecosystems in which we operate. We believe the desire and ability to work virtually will be a lasting consequence of the COVID 19 pandemic. We observe that the expectations of professionals in their work environments is increasingly influenced by their consumer digital experiences. Our customers – professionals in law firms, accounting firms, government agencies and corporations – must continually improve efficiency and demonstrate the value of their service to their clients. These factors, in conjunction with sustained interest in automation, continue to drive demand for content-enabled, cloud-based solutions that are powered by artificial intelligence for the professionals we serve.
While the pace and drivers of technology adoption vary, the overall trend towards cloud and artificial intelligence enabled automation is consistent across every customer segment we serve. The following forces are driving changes in our customer segments:

•
Legal Professionals:
Law firms are increasing their use of technology, as in workflow automation and contract analysis, to drive efficiency and competitive advantage, and to provide clients with modern, digitally-enabled client service. Demand for digital collaboration tools among lawyers within firms, as well as with their clients, remains high. Demand for fraud prevention, detection and investigative solutions continues to grow across government and corporate customers. Technology solutions, enabled by public and proprietary information, are increasingly being used to manage risks, adhere to regulations, minimize fraud, provide greater access to justice via virtual courts and to maintain global security.

•
Corporates:
Tax & Trade departments are investing in digital solutions due to governments’ increased focus on tax compliance and law enforcement, and in response to the introduction of digital tax reporting services. There is growing pressure to operate efficiently and respond swiftly to changing regulations, including from evolving Environmental, Social and Governance (ESG) proposals. Similarly, corporate legal departments are embracing technology to enhance productivity and demonstrate value and impact to the corporations they serve, driving demand for automation.

•
Tax & Accounting Professionals:
Legacy tax, audit and accounting preparation and practice management on-premises
systems are gradually being replaced by cloud-based,
Software-as-a-Service
(SaaS) offerings with more automation to improve efficiency and accuracy. Client expectations for digital engagement as well as rapidly changing regulations are also driving transformation of audit services and increasing client demand for advisory services.

Relative to our Reuters News business, the media sector continues to transform, with the traditional news agency market declining due to audiences’ shift to digital and streaming services. In the Professional sector, we expect slower growth in digital advertising and sponsorships due to the anticipated economic downturn.
We continue to expect revenue declines in our Global Print business as customers migrate to online delivery. The migration reflects a variety of factors such as the acceleration of digitization due to hybrid virtual working environments and the reduction in our customers’ office and library space footprint as a consequence of the
COVID-19
pandemic.
The opportunity created by technology in the professional markets we serve continues to attract significant capital and entrepreneurial talent, creating a highly competitive environment. Our traditional competitors are investing in content, analytics and software to provide new value to customers, as well as acquiring businesses to add new capabilities. More narrowly focused technology companies, including private companies often funded by private equity or start-ups
funded by venture capital, are all investing heavily to pursue growth opportunities in our market segments. Large horizontal business systems vendors as well as some smaller vendors provide similar solutions to certain of our offerings. Professional service firms such as the Global 7 accounting firms, who have traditionally been our customers as well as our go-to-market
partners, are developing their own competitive technology solutions.
Start-ups
continue to produce attractive innovations using the latest technologies. In the global news market segment, audiences are fragmenting across platforms while news consumption is shifting to on demand and mobile formats. While competition continues to be intense and dynamic, we believe that our strengths, high quality content, deep domain expertise, technology expertise and strong customer relationships will allow us to continue to serve the needs of our customers.

Thomson Reuters Annual Report 2022

Priorities
Our investments in the Change Program strengthened our foundation and created a scalable platform for growth, including improved customer facing capabilities, a modernized technology and operations organization and a more flexible talent footprint. We plan to continue our evolution from a holding company into an operating company, and from a content provider into a content-driven technology company through the following key priorities for 2023:

•	Continue to simplify our product portfolio;

•	Further improve our customer and digital experiences;

•	Drive new functionality and modernization efforts across our strategic products;

•	Continue to move key products to the cloud, enhance our application programming interface (API) infrastructure, and leverage shared capabilities/tooling across the development teams;

•	Continue to modernize our content suite;

•	Increase the overall stability and security of our strategic products;

•	Further simplify our organizational structure; and

•	Leverage significant capital capacity.
Please see the “Business” section of this annual report for further discussion of our strategic investment priorities we believe can drive further organic revenue growth reflecting our strong market segment positions, opportunities and potential to scale.
Financial Outlook
The following table sets forth our updated 2023 outlook and our full-year 2022 actual results, which includes non-IFRS
financial measures. In February 2023, we announced that we maintained our 2023 outlook, which was communicated in November 2022, for organic revenue growth and adjusted EBITDA margin, but updated select other performance measures. Our updated February 2023 outlook incorporates our January 2023 acquisition of SurePrep and the impact of the disposal of certain non-core
businesses in 2022. Additionally, our 2023 outlook:

•	Assumes constant currency rates relative to 2022; and

•	Does not factor in the impact of any other acquisitions or divestitures that may occur in future periods.
We believe this type of guidance provides useful insight into the performance of our business.

Thomson Reuters Annual Report 2022

We continue to operate in an uncertain macroeconomic and geopolitical environment. There are many signs that point to a weakening global economic environment amid rising interest rates, high inflation and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact our ability to achieve our outlook.

Total Thomson Reuters	2022 Actual	2023 Outlook November 1, 2022	2023 Outlook February 9, 2023

Revenue growth Organic revenue growth (1)	4.4% 6.5%	5.5% – 6.0% 5.5% – 6.0%	4.5% – 5.0% 5.5% – 6.0%

Adjusted EBITDA margin (1)	35.1%	39% - 40%	Approximately 39%

Corporate costs Core corporate costs Change Program operating expenses	$293 million $122 million $171 million	$110 – $120 million $110 – $120 million n/a	$110 – $120 million $110 – $120 million n/a

Free cash flow (1)	$1.3 billion	$1.9 – $2.0 billion	Approximately $1.8 billion

Accrued capital expenditures as a percentage of revenues (1) Real estate optimization spend (2)	8.2% n/a	6.0% – 6.5% n/a	Approximately 7.0% $30 million

Depreciation and amortization of computer software	$625 million	$580 – $605 million	$595 – $625 million

Interest expense	$196 million	$190 – $210 million	$190 – $210 million

Effective tax rate on adjusted earnings (1)	17.6%	n/a	Approximately 18%

“Big 3” Segments (1)	2022 Actual	2023 Outlook November 1, 2022	2023 Outlook February 9, 2023

Revenue growth Organic revenue growth	5.1% 7.0%	6.5% – 7.0% 6.5% – 7.0%	5.5% – 6.0% 6.5% – 7.0%

Adjusted EBITDA margin	42.4%	44% – 45%	Approximately 44%
(1)
Non-IFRS
financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
(2) Real estate optimization spend in 2023 is incremental to the accrued capital expenditures as a percentage of revenues outlook.
For the first quarter of 2023, we expect:

•	Organic revenue growth to be at the low end of the full-year range of 5.5% - 6.0%, due to slower growth at Reuters News and a larger decline in Global Print.

•	Adjusted EBITDA margin to be approximately 38%, which includes approximately $20 million of severance.

Thomson Reuters Annual Report 2022

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our financial outlook.

Revenues

Material assumptions	Material risks

•
   Uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility

•
   Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

•
   Continued ability to deliver innovative products that meet evolving customer demands

•
   Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

•
   Improvement in customer retention through commercial simplification efforts and customer service improvements

•
   Rising interest rates, inflation, geopolitical instability, including the war in Ukraine and lingering impacts from the pandemic (e.g. supply chain disruptions) continue to impact the global economy. The severity and duration of any one, or a combination, of these conditions could impact the global economy and lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility)

•
   Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

•
   Competitive pricing actions and product innovation could impact our revenues

•
   Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin

Material assumptions	Material risks
• Our ability to achieve revenue growth targets • Business mix continues to shift to higher-growth product offerings

•
   Same as the risks above related to the revenue outlook

•
   Higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials

•
   Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow

Material assumptions	Material risks

•
   Our ability to achieve our revenue and adjusted EBITDA margin targets

•
   Accrued capital expenditures expected to approximate 7.0% of revenues, excluding real estate optimization projects

•
   Incremental capital expenditures of approximately $30 million on real estate optimization projects

•
   Same as the risks above related to the revenue and adjusted EBITDA margin outlook

•
   A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

•
   Accrued capital expenditures may be higher than currently expected

•
   The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings

Material assumptions	Material risks

•
   Our ability to achieve our adjusted EBITDA target

•
   The mix of taxing jurisdictions where we recognized
pre-tax
profit or losses in 2022 does not significantly change in 2023

•
   Minimal changes in tax laws and treaties within the jurisdictions where we operate

•
   Significant gains that will prevent the imposition of certain minimum taxes

•
   No significant charges or benefits from the finalization of prior tax years

•
   Depreciation and amortization of computer software between $595 million and $625 million

•
   Interest expense between $190 million and $210 million

•
   Same as the risks above related to adjusted EBITDA

•
   A material change in the geographical mix of our
pre-tax
profits and losses

•
   A material change in current tax laws or treaties to which we are subject, and did not expect

•
   Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Thomson Reuters Annual Report 2022

Our outlook contains various
non-IFRS
financial measures. We believe that providing reconciliations of forward-looking non-IFRS
financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, we cannot reasonably predict (i) our share of post-tax
earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.
Related Party Transactions
As of March 1, 2023, our principal shareholder, Woodbridge, beneficially owned approximately 69% of our common shares.
Transactions with Woodbridge
From time to time, in the normal course of business, we enter transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not material to our results of operations or financial condition either individually or in the aggregate.
Transactions with YPL
In 2022, we received dividends from YPL of $87 million reflecting our portion of dividends related to our LSEG investment and $43 million in connection with YPL’s participation in LSEG’s share buyback program.
In March 2021, we received proceeds of $994 million related to the sale of LSEG shares. This amount was distributed to us in the form of a dividend by YPL. In 2021, we also received dividends of $75 million from YPL, reflecting our portion of dividends related to our LSEG investment.
See the “Results of Operations – Share of
post-tax
earnings in equity method investments” section of this management’s discussion and analysis for additional information regarding the above transactions.
Transactions with 3XSQ Associates
In 2022, we paid $6 million (2021 - $1 million) of rent to 3XSQ Associates, an equity method investment, for office space in the 3 Times Square building in New York, New York related to a lease that runs through December 2023.
In 2022, we contributed $10 million in cash pursuant to capital calls and made a $15 million in-kind
contribution representing the fair value of guarantees provided in connection with a $415 million loan facility obtained by 3XSQ Associates (see the “Liquidity and Capital Resources – Contingencies ” section of this management’s discussion and analysis for additional information). In 2021, our company’s investment increased by $20 million due to capital contributions, of which $8 million was paid in 2022.
Transactions with the Refinitiv business of LSEG
On January 29, 2021, our company and Blackstone’s consortium sold Refinitiv to LSEG in an all share transaction (see the “Investment in LSEG” section of this management’s discussion and analysis for additional information). Prior to the sale to LSEG, Refinitiv was a related party of our company. In 2021, prior to the date of the sale, we recorded revenues of $28 million related to our
30-year
news agreement with the Refinitiv business of LSEG and $2 million of income related to a license permitting Refinitiv to use the “Reuters” mark. Our
30-year
news agreement with Refinitiv, now known as the Data & Analytics business of LSEG, continues under the same terms and conditions after the sale and is scheduled to run to 2048.

Thomson Reuters Annual Report 2022

Transactions with other associates and joint ventures
In September 2021, we redeemed our ownership interest in an equity method investment and received proceeds of $13 million.
From time to time, we enter transactions with other associates and joint ventures. These transactions typically involve providing or receiving services in the normal course of business and are not material to our company’s results of operations or financial condition either individually or in the aggregate.
Compensation of key management personnel
Key management personnel compensation, including directors, was as follows:

	Year ended December 31,

(millions of U.S. dollars)	2022	2021
Salaries and other benefits	24	45
Share-based payments	17	20
Total compensation	41	65
Key management personnel are comprised of our company’s directors and executive officers.
Subsequent Events
Sale of LSEG Shares
On January 31, 2023, our company and Blackstone’s consortium collectively sold approximately 21.2 million LSEG shares through YPL to Microsoft, of which 10.5 million LSEG shares were indirectly owned by our company. We received approximately $1.0 billion of gross proceeds from the sale, which was fixed in U.S. dollars.
On March 8, 2023, our company and Blackstone’s consortium collectively sold 28 million LSEG shares they co-own at a price of £71.50 per share through a placing to institutional investors and an offer to retail investors. Of the shares sold, approximately 13.6 million were indirectly owned by our company.
Acquisition
In January 2023, we acquired SurePrep, a provider of tax automation software and services, for $500 million. We are in the process of allocating the purchase consideration to the assets and liabilities assumed for accounting purposes.
2023 Dividends
In February 2023, we announced a 10% or $0.18 per share increase in the annualized dividend to $1.96 per common share, which was approved by our board of directors. A quarterly dividend of $0.49 per share will be paid on March 16, 2023 to shareholders of record as of February 23, 2023.
Share Repurchases
From January 1, 2023 through March 1, 2023, we repurchased 4.4 million of our common shares for $519 million under the $2.0 billion share buyback program announced in June 2022. Under this program, we have repurchased approximately $1.8 billion of our common shares.

Thomson Reuters Annual Report 2022

Intention to Execute Return of Capital of at least $2 Billion
In 2023, following the completion of the share repurchase program, we intend to initiate a return of capital of at least $2 billion, which will be combined with a share consolidation or reverse stock split, similar to the return of capital we completed in 2018. This transaction will be funded through proceeds from LSEG share dispositions, and as such, the timing and amount of the transaction will depend on market conditions and other factors.
Changes in Accounting Policies
We had no significant changes to our accounting policies for the years ended December 31, 2022 and 2021.
Accounting pronouncements effective in future periods
In February 2021, the IASB issued Disclosures of Accounting Policies, amendments to International Accounting Standard (IAS) 1,
Presentation of Financial Statements
, and IFRS Practice Statement 2,
Making Materiality Judgements
, which require companies to disclose their material accounting policies rather than their significant accounting policies. The amendments define material accounting policies as those policies that, when considered together with other information included in the financial statements, can reasonably be expected to influence decisions users make based on those financial statements. The amendments also encourage more entity-specific information within policy disclosures. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. We are assessing the impact of these amendments on our financial statement disclosures.
Other pronouncements issued by the IASB and International Financial Reporting Interpretations Committee (IFRIC) are not applicable or consequential to our company.
Critical Accounting Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix D of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

Thomson Reuters Annual Report 2022

Additional Information
Basis of presentation
Revision to segment results
In the first quarter of 2022, we made two changes to our segment reporting to reflect how we currently manage our businesses. The changes (i) reflect the transfer of certain revenues from our Corporates business to our Tax & Accounting Professionals business where they are better aligned; and (ii) record intercompany revenue in Reuters News for content-related services that it provides to Legal Professionals, Corporates and Tax & Accounting Professionals. Previously, these services had been reported as a transfer of expense from Reuters News to these businesses. These changes impact the financial results of our segments, but do not change our consolidated financial results. The table below summarizes the changes for the three months and year ended December 31, 2021.

	Three months ended December 31, 2021			Year ended December 31, 2021

(millions of U.S. dollars)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	689	-	689	2,712	-	2,712
Corporates	361	(3)	358	1,449	(9)	1,440
Tax & Accounting Professionals	309	3	312	906	9	915
“Big 3” Segments Combined (1)	1,359	-	1,359	5,067	-	5,067
Reuters News	182	5	187	674	20	694
Global Print	170	-	170	609	-	609
Eliminations/Rounding	(1)	(5)	(6)	(2)	(20)	(22)
Revenues	1,710	-	1,710	6,348	-	6,348

Adjusted EBITDA (1)
Legal Professionals	239	-	239	1,091	-	1,091
Corporates	95	(2)	93	502	(6)	496
Tax & Accounting Professionals	154	2	156	373	6	379
“Big 3” Segments Combined (1)	488	-	488	1,966	-	1,966
Reuters News	15	-	15	103	-	103
Global Print	61	-	61	226	-	226
Corporate costs	(112)	-	(112)	(325)	-	(325)
Adjusted EBITDA	452	-	452	1,970	-	1,970
(1)
Non-IFRS
financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Thomson Reuters Annual Report 2022

On January 1, 2022, we implemented a new financial reporting system, Oracle Cloud EPM Financial Consolidation and Close, to consolidate our results and prepare our financial statements. In conjunction with the change, we modified certain processes and procedures that are part of our internal controls over financial reporting. Except as described above, there was no change in our internal control over financial reporting during 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2022 annual consolidated financial statements for our management’s report on internal control over financial reporting.
Share Capital
As of March 1, 2023, we had outstanding 471,843,941 common shares, 6,000,000 Series II preference shares, 2,074,280 stock options and a total of 2,504,494 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.
Public Securities Filings and Regulatory Announcements
Subsequent to our earnings announcement on February 9, 2023, we recorded an adjustment to increase our tax expense and reduce our deferred tax assets by $64 million. The adjustment relates to an offer from a tax authority to settle a dispute with the use of tax loss carryforwards. Since we expect to substantially accept this offer, we reflected the use of the deferred tax asset as part of our tax expense for the quarter and year ended December 31, 2022.
We expect that the settlement will result in no cash outlay and had no impact to total net cash from operating, investing or financing activities in our consolidated statement of cash flow. Additionally, the accounting adjustment does not impact any of the non-IFRS
measures the company uses to measure its performance. Finally, the proposed settlement does not negatively impact the company’s tax profile in the impacted jurisdiction due to the existence of significant unused tax loss carryforwards in that jurisdiction after the proposed settlement.
You may access other information about our company, including our 2022 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at
www.sedar.com
and in the United States with the Securities and Exchange Commission (SEC) at
www.sec.gov
.
Cautionary Note Concerning Factors That May Affect Future Results
Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, our business outlook and discussion of anticipated trends, as well as statements regarding the Company’s intention to sell a portion of its shares in LSEG, the Company’s intention to execute a return of capital, the Company’s intention to target a dividend payout ratio of between 50% to 60% of its free cash flow, the Company’s expectations regarding share repurchases, its expectations regarding refunds on amounts paid to HMRC, and other expectations regarding the Company’s strategic priorities, initiatives and opportunities, expectations regarding its liquidity and capital resources, and expectations regarding the impact of tax legislation to be enacted, as well as statements regarding the future growth of its customer segments or businesses, and statements about the estimated future growth of the market segments in which Thomson Reuters’ businesses operates. The words “will”, “expect”, “believe”, “target” “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of macroeconomic and geopolitical environment on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Thomson Reuters Annual Report 2022

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this management’s discussion and analysis include, but are not limited to, uncertainty, downturns and changes in the markets that the Company serves; actions of competitors; failure to keep pace with technological developments to provide new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; failure to derive fully the anticipated benefits from existing or future acquisitions, dispositions or other strategic investments, including joint ventures and investments; failure to protect the brands and reputation of Thomson Reuters; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of data centers, network systems, telecommunications, or the Internet; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality, talented and diverse management and key employees; failure to meet the challenges involved in operating globally; dependency on third parties for data, information and other services; changes to law and regulations related to privacy, data security, data protection and other areas; inadequate protection of intellectual property rights; tax matters, including changes to tax laws, regulations and treaties; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; failure to maintain a high renewal rate for recurring, subscription-based services; fluctuations in foreign currency exchange and interest rates; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; impairment of goodwill and other identifiable intangible assets; actions or potential actions that could be taken by the Company’s principal shareholder, The Woodbridge Company Limited; and the ability of Thomson Reuters Founders Share Company to affect the Company’s governance and management. Additional factors are discussed in the “Risk Factors” and “Financial Outlook” sections of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
Our company’s business outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.
Our company has provided a business outlook for the purpose of presenting information about current expectations for 2023. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis.
Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Annual Report 2022

Appendix A
Non-IFRS
Financial Measures
We use
non-IFRS
financial measures, which include ratios that incorporate one or more non-IFRS
financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.
As of September 30, 2022, we amended our definition for adjusted EBITDA and adjusted earnings to exclude the impact from having to fair value acquired deferred revenue. Under IFRS rules, when a business is acquired, a purchaser cannot recognize in its post-acquisition income statement the full amount of deferred revenue originally recorded by the seller. This requirement creates distortions in comparability from period to period. We believe that these changes to our metrics will eliminate these distortions. Prior period amounts were not revised as the impact was negligible.
The following table sets forth our
non-IFRS
financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted EBITDA and the related margin
Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax
earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.
Earnings (loss) from continuing operations

Adjusted EBITDA less accrued capital expenditures and the related margin
Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.

Earnings (loss) from continuing operations

Accrued capital expenditures as a percentage of revenues

Accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue. In 2023, this measure excludes $30 million of capital expenditures related to real estate.
	Reflects the basis on how we manage capital expenditures for internal budgeting purposes.	Capital expenditures

Thomson Reuters Annual Report 2022

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted earnings and adjusted EPS
Net earnings or loss including dividends declared on preference shares but excluding the post-tax
impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax
earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The
post-tax
amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings (loss) and diluted earnings (loss) per share

Effective tax rate on adjusted earnings
Adjusted tax expense divided by
pre-tax
adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

	Provides a basis to analyze the effective tax rate associated with adjusted earnings.	Tax expense (benefit)
In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS
adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Because the geographical mix of
pre-tax
profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Thomson Reuters Annual Report 2022

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Net debt and leverage ratio of net debt to adjusted EBITDA
Net debt:
Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.
Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS
measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under our contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

Free cash flow
Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.	Net cash provided by operating activities

Return on invested capital (ROIC)
Adjusted operating profit (operating profit excluding amortization of other identifiable intangible assets, other operating gains and losses, and fair value adjustments) less net taxes paid expressed as a percentage of the average adjusted invested capital during the period.
	Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.	IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix C for a reconciliation of the components in the calculation to the most directly comparable IFRS measure.

Thomson Reuters Annual Report 2022

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Changes before the impact of foreign currency or at “constant currency”
Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

•
 Revenues

•
 Operating expenses

Non-IFRS
Measures and ratios:

•
 Adjusted EBITDA and adjusted EBITDA margin

•
 Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis
Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

•
 For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

•
 For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

“Big 3” segments
Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprise approximately 80% of revenues and represent the core of our business information service product offerings.	Revenues Earnings (loss) from continuing operations

Thomson Reuters Annual Report 2022

Appendix B
This appendix provides reconciliations of certain
non-IFRS
financial measures to the most directly comparable IFRS measures that are not presented elsewhere in this management’s discussion and analysis.
Rounding
Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.
Reconciliation of Earnings (Loss) From Continuing Operations to Adjusted EBITDA and Adjusted EBITDA Less Accrued Capital Expenditures

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars, except margins)	2022	2021	2022	2021
Earnings (loss) from continuing operations	179	(177)	1,391	5,687
Adjustments to remove:
Tax expense (benefit)	103	(115)	259	1,607
Other finance costs (income)	418	22	(444)	(8)
Net interest expense	51	50	196	196
Amortization of other identifiable intangible assets	23	29	99	119
Amortization of computer software	131	118	485	474
Depreciation	30	49	140	177
EBITDA	935	(24)	2,126	8,252
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(120)	477	432	(6,240)
Other operating (gains) losses, net	(185)	1	(211)	(34)
Fair value adjustments (1)	3	(2)	(18)	(8)
Adjusted EBITDA	633	452	2,329	1,970
Deduct: Accrued capital expenditures	(138)	(177)	(545)	(541)
Adjusted EBITDA less accrued capital expenditures	495	275	1,784	1,429
Adjusted EBITDA margin	35.9%	26.4%	35.1%	31.0%
Adjusted EBITDA less accrued capital expenditures margin	28.1%	16.1%	26.9%	22.5%
(1) Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses.
Reconciliation of Capital Expenditures to Accrued Capital Expenditures

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars)	2022	2021	2022	2021
Capital expenditures	135	123	595	487
Remove: IFRS adjustment to cash basis	3	54	(50)	54
Accrued capital expenditures	138	177	545	541
Accrued capital expenditures as a percentage of revenues (1)	n/a	n/a	8.2%	8.5%
(1) For purposes of comparison to our 2022 outlook, we calculate our year-end
2022 accrued capital expenditures expressed as a percentage of revenues at constant currency rates relative to 2021. Excluding the impact of foreign currency, accrued capital expenditures as a percentage of revenues was 8.1%. Foreign currency benefited this measure by 10bp.

Thomson Reuters Annual Report 2022

Reconciliation of Net Earnings (Loss) to Adjusted Earnings and Adjusted EPS

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars, except per share amounts and share data)	2022	2021	2022	2021
Net earnings (loss)	218	(175)	1,338	5,689
Adjustments to remove:
Fair value adjustments (1)	3	(2)	(18)	(8)
Amortization of other identifiable intangible assets	23	29	99	119
Other operating (gains) losses, net	(185)	1	(211)	(34)
Other finance costs (income)	418	22	(444)	(8)
Share of post-tax (earnings) losses in equity method investments	(120)	477	432	(6,240)
Tax on above items (2)	(22)	(141)	(22)	1,475
Tax items impacting comparability (2)	60	(9)	15	(24)
(Earnings) loss from discontinued operations, net of tax	(39)	(2)	53	(2)
Interim period effective tax rate normalization (2)	(3)	10	-	-
Dividends declare on preference shares	(1)	-	(3)	(2)
Adjusted earnings	352	210	1,239	965
Adjusted EPS	$0.73	$0.43	$2.56	$1.95
Diluted weighted-average common shares (millions) (3)	479.5	488.6	484.9	494.5
(1) Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses.
(2) See the “Results of Operations – Tax expense” section of this management’s discussion and analysis for additional information.
(3) For the three months ended December 31, 2021, refer to “Reconciliation of weighted-average diluted shares used in adjusted EPS” in this appendix.
Reconciliation of Full-year Effective Tax Rate on Adjusted Earnings

	Year ended December 31,

(millions of U.S. dollars, except percentages)	2022	2021
Adjusted earnings	1,239	965
Plus: Dividends declared on preference shares	3	2
Plus: Tax expense on adjusted earnings	266	156
Pre-tax adjusted earnings	1,508	1,123
IFRS tax expense	259	1,607
Remove tax related to:
Amortization of other identifiable intangible assets	22	26
Share of post-tax losses (earnings) in equity method investments	124	(1,497)
Other finance income	(80)	5
Other operating gains, net	(42)	(9)
Other items	(2)	-
Subtotal - Remove tax benefit (expense) on pre-tax items removed from adjusted earnings	22	(1,475)
Remove: Tax items impacting comparability	(15)	24
Total - Remove all items impacting comparability	7	(1,451)
Tax expense on adjusted earnings	266	156
Effective tax rate on adjusted earnings	17.6%	13.9%

Thomson Reuters Annual Report 2022

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars)	2022	2021	2022	2021
Net cash provided by operating activities	676	397	1,915	1,773
Capital expenditures	(135)	(123)	(595)	(487)
Other investing activities	1	25	88	81
Payments of lease principal	(15)	(44)	(65)	(109)
Dividends paid on preference shares	(1)	-	(3)	(2)
Free cash flow	526	255	1,340	1,256
Reconciliation of Changes in Revenues to Changes in Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2022	2021	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ Divestitures	Organic
Revenues
Legal Professionals	704	689	2%	(2%)	4%	(1%)	5%
Corporates	379	358	6%	(1%)	7%	(2%)	9%
Tax & Accounting Professionals	326	312	5%	(1%)	5%	(3%)	8%
“Big 3” Segments Combined	1,409	1,359	4%	(2%)	5%	(2%)	7%
Reuters News	198	187	7%	(4%)	10%	-	10%
Global Print	162	170	(4%)	(2%)	(2%)	(1%)	(1%)
Eliminations/Rounding	(4)	(6)
Total revenues	1,765	1,710	3%	(2%)	5%	(1%)	6%
Recurring Revenues
Legal Professionals	664	642	4%	(2%)	5%	(1%)	6%
Corporates	337	311	8%	(1%)	10%	(2%)	11%
Tax & Accounting Professionals	292	279	4%	(1%)	5%	(3%)	8%
“Big 3” Segments Combined	1,293	1,232	5%	(2%)	6%	(1%)	8%
Reuters News	153	150	3%	(2%)	5%	-	5%
Eliminations/Rounding	(4)	(6)
Total recurring revenues	1,442	1,376	5%	(2%)	6%	(1%)	7%
Transactions Revenues
Legal Professionals	40	47	(16%)	(6%)	(11%)	(2%)	(8%)
Corporates	42	47	(10%)	(2%)	(8%)	(3%)	(5%)
Tax & Accounting Professionals	34	33	6%	-	6%	(4%)	10%
“Big 3” Segments Combined	116	127	(8%)	(3%)	(5%)	(3%)	(2%)
Reuters News	45	37	22%	(9%)	31%	-	31%
Total transactions revenues	161	164	(2%)	(4%)	3%	(3%)	5%

Thomson Reuters Annual Report 2022

Reconciliation of Changes in Revenues to Changes in Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)

	Year ended December 31,

			Change

(millions of U.S. dollars)	2022	2021	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ Divestitures	Organic
Revenues
Legal Professionals	2,803	2,712	3%	(2%)	5%	(1%)	6%
Corporates	1,536	1,440	7%	(1%)	8%	-	8%
Tax & Accounting Professionals	986	915	8%	(1%)	8%	(1%)	9%
“Big 3” Segments Combined	5,325	5,067	5%	(1%)	6%	(1%)	7%
Reuters News	733	694	6%	(3%)	9%	-	9%
Global Print	592	609	(3%)	(2%)	(1%)	-	(1%)
Eliminations/Rounding	(23)	(22)
Total revenues	6,627	6,348	4%	(2%)	6%	-	6%
Recurring Revenues
Legal Professionals	2,631	2,523	4%	(2%)	6%	-	6%
Corporates	1,305	1,209	8%	(1%)	9%	-	9%
Tax & Accounting Professionals	799	742	8%	(1%)	8%	(1%)	9%
“Big 3” Segments Combined	4,735	4,474	6%	(1%)	7%	-	8%
Reuters News	612	596	3%	(3%)	5%	-	5%
Eliminations/Rounding	(23)	(22)
Total recurring revenues	5,324	5,048	5%	(2%)	7%	-	7%
Transactions Revenues
Legal Professionals	172	189	(9%)	(2%)	(7%)	(2%)	(5%)
Corporates	231	231	-	(1%)	1%	(1%)	2%
Tax & Accounting Professionals	187	173	8%	-	8%	(1%)	9%
“Big 3” Segments Combined	590	593	(1%)	(1%)	1%	(1%)	2%
Reuters News	121	98	24%	(7%)	31%	-	31%
Total transactions revenues	711	691	3%	(2%)	5%	(1%)	6%

Thomson Reuters Annual Report 2022

Reconciliation of Changes in Adjusted EBITDA and the Related Margin, and Consolidated Operating Expenses and Adjusted EPS, Excluding the Effects of Foreign Currency

	Three months ended December 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2022	2021	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	294	239	23%	(3%)	27%
Corporates	135	93	45%	(1%)	46%
Tax & Accounting Professionals	189	156	22%	1%	21%
“Big 3” Segments Combined	618	488	27%	(1%)	28%
Reuters News	40	15	162%	37%	125%
Global Print	59	61	(3%)	(2%)	(1%)
Corporate costs	(84)	(112)	n/a	n/a	n/a
Adjusted EBITDA	633	452	40%	(1%)	41%

Adjusted EBITDA margin
Legal Professionals	41.7%	34.5%	720bp	(20)bp	740bp
Corporates	35.7%	26.0%	970bp	30bp	940bp
Tax & Accounting Professionals	58.1%	50.0%	810bp	70bp	740bp
“Big 3” Segments Combined	43.9%	35.8%	810bp	30bp	780bp
Reuters News	19.8%	8.1%	1170bp	330bp	840bp
Global Print	36.1%	35.9%	20bp	-	20bp
Adjusted EBITDA margin	35.9%	26.4%	950bp	30bp	920bp
Operating expenses	1,135	1,256	(10%)	(2%)	(8%)
Adjusted EPS	$0.73	$0.43	70%	(2%)	72%

Thomson Reuters Annual Report 2022

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2022	2021	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	1,227	1,091	13%	(2%)	14%
Corporates	578	496	17%	-	16%
Tax & Accounting Professionals	451	379	19%	1%	18%
“Big 3” Segments Combined	2,256	1,966	15%	(1%)	16%
Reuters News	154	103	50%	14%	36%
Global Print	212	226	(6%)	(2%)	(4%)
Corporate costs	(293)	(325)	n/a	n/a	n/a
Adjusted EBITDA	2,329	1,970	18%	-	18%

Adjusted EBITDA margin
Legal Professionals	43.8%	40.2%	360bp	10bp	350bp
Corporates	37.6%	34.4%	320bp	50bp	270bp
Tax & Accounting Professionals	45.8%	41.3%	450bp	60bp	390bp
“Big 3” Segments Combined	42.4%	38.8%	360bp	30bp	330bp
Reuters News	21.0%	14.8%	620bp	240bp	380bp
Global Print	35.7%	37.1%	(140)bp	(10)bp	(130)bp
Adjusted EBITDA margin	35.1%	31.0%	410bp	60bp	350bp
Operating expenses	4,280	4,370	(2%)	(3%)	1%
Adjusted EPS	$2.56	$1.95	31%	1%	30%
Reconciliation of Weighted-Average Diluted Shares Used in Adjusted EPS
Because we reported a net loss for continuing operations under IFRS for the three months ended December 31, 2021, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS
measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.
The following table reconciles IFRS and
non-IFRS
common share information:

Three months ended December 31,

(weighted-average common shares)	2021
IFRS: Basic and diluted	487,297,738
Effect of stock options and other equity incentive awards	1,291,196
Non-IFRS diluted	488,588,934

Thomson Reuters Annual Report 2022

Appendix C
Calculation of Return on Invested Capital (ROIC)
We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to, or arise from, our post-tax
adjusted operating profit.
The following table provides the calculation of our ROIC for 2022 and 2021.

	For the years ended and as of December 31,

(millions of U.S. dollars)	2022	2021
Calculation of adjusted operating profit after taxes
Operating profit	1,834	1,242
Adjustments to remove:
Amortization of other identifiable intangible assets	99	119
Fair value adjustments	(18)	(8)
Other operating gains, net	(211)	(34)
Adjusted operating profit – continuing operations	1,704	1,319
Net cash taxes paid on continuing operations	(193)	(172)
Post-tax adjusted operating profit- continuing operations	1,511	1,147
Post-tax adjusted operating loss- discontinued operations	(4)	(8)
Consolidated post-tax adjusted operating profit	1,507	1,139
Calculation of invested capital
Trade and other receivables	1,069	1,057
Prepaid expenses and other current assets	469	510
Property and equipment, net	414	502
Computer software, net	922	822
Other identifiable intangible assets (excludes accumulated amortization)	5,912	5,987
Goodwill (1)	4,907	4,962
Payables, accruals and provisions	(1,222)	(1,363)
Current tax liabilities	(324)	(169)
Deferred revenue	(886)	(874)
Total invested capital (2)	11,261	11,434
Average invested capital	11,348	11,563
Return on invested capital	13.3%	9.9%
(1) Goodwill excludes deferred tax impact of approximately $1.0 billion in 2022 and 2021, respectively, arising from acquisition accounting.
(2) Invested capital excludes other financial assets and liabilities, including cash, debt and lease liabilities, equity method investments, other non-current
assets, deferred taxes, and provisions and other
non-current
liabilities.
ROIC increased to 13.3% in 2022 from 9.9% in 2021 primarily due to higher adjusted operating profit.
We measure our ROIC to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability.

Thomson Reuters Annual Report 2022

Appendix D
Critical Accounting Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.
We continue to operate in an uncertain macroeconomic and geopolitical environment caused by high inflation, volatile interest rates, the Russian military invasion of Ukraine, lingering
COVID-19
impacts and supply chain disruptions resulting from these factors. We are closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on our businesses. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.
The following discussion sets forth management’s:

•	Most critical estimates and assumptions in determining the value of assets and liabilities; and

•	Most critical judgments in applying accounting policies.
Critical accounting estimates and assumptions
Allowance for doubtful accounts and sales adjustments
We must assess whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for expected losses arising from non-payment
and other sales adjustments, taking into consideration customer creditworthiness, current economic trends, experience and expected credit losses. If future collections differ from estimates, future earnings would be affected. As of December 31, 2022, the combined allowances were $57 million, or 5%, of the gross trade accounts receivable balance of $1,097 million. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax
earnings by approximately $11 million for the year ended December 31, 2022.
Computer software
Computer software represented $922 million of total assets in the consolidated statement of financial position as of December 31, 2022. As a content driven technology company, most of our software expenditures relate to product development and enhancements, including a portion which relates to software licensed directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, economic and competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.
Other identifiable intangible assets and goodwill
Other identifiable intangible assets and goodwill represented $3,219 million and $5,882 million, respectively, of total assets in the consolidated statement of financial position as of December 31, 2022. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.
Subsequent to acquisition, we test other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Our assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples used in various impairment tests are based on those for comparable companies, which are driven by market conditions and prevailing tax laws.

Thomson Reuters Annual Report 2022

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.
We performed our annual goodwill impairment test as of October 1, 2022. No goodwill impairment was recorded as the estimated fair value less costs of disposal of each cash-generating unit (CGU) exceeded their carrying values by a substantial amount. We performed the test for each CGU to which goodwill was allocated and monitored by management at the date of the test. The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below.
Valuation Techniques
The selection and application of valuation techniques and the determination of significant assumptions requires judgment. An impairment of goodwill occurs when the recoverable amount of a CGU is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less costs of disposal or its value in use. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13,
Fair Value Measurement
, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. To calculate market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.
Income approach
The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.
Market approach
The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.
Significant Assumptions
Weighting of Valuation Techniques
We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.
Cash Flow Projections
Cash flow projections were based on our internal budget. We projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36,
Impairment of Assets
. To project cash flows for the three-year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also considered the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Thomson Reuters Annual Report 2022

Discount Rate
We assumed a discount rate to calculate the present value of our projected cash flows. The discount rate represented a weighted-average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.
Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.
Tax Rate
The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.
The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual growth rate (1)	Discount rate	Tax rate
Legal Professionals	2.5%	10.0%	26.0%
Corporates	2.5%	10.5%	26.2%
Tax & Accounting Professionals	3.0%	10.5%	27.3%
Reuters News	2.5%	12.0%	21.9%
Global Print	(5.5%)	11.5%	26.3%
(1) The perpetual growth rate is applied to the final year of cash flow projections.
Results and Sensitivities
As the fair value for each CGU exceeded its carrying value by a substantial amount, the sensitivity analysis demonstrated that no reasonably possible change in the perpetual growth rate, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.
Employee future benefits
We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to certain future pension payments, as well as the expected healthcare cost trend rate. As the Company’s most significant defined benefit plans in the U.S. and U.K. have already stopped accruing benefits to employees, management no longer needs to make assumptions about future compensation for those plans. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

Thomson Reuters Annual Report 2022

Discount rate
The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, we used a hypothetical yield curve that represented yields on high quality zero-coupon
bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP) and The Thomson Corporation PLC Pension Scheme (TTC) plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $78 million as of December 31, 2022.
Rates of inflation and pension payments
The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices. For the TTC plan, a 0.25% increase or decrease in the rate of increase in pension payments would have increased or decreased the defined benefit obligation by approximately $14 million.
Medical cost trend
The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7.3% for 2022, which is reduced gradually to 4.8% in 2034. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $5 million as of December 31, 2022.
Mortality assumptions
The mortality assumptions used to assess the defined benefit obligation as of December 31, 2022 are based on the following:

•	TRGP: Pri-2012/MP-2021 Generational Table; and

•	TTC plan: SAPS S3 Light Tables with allowances for plan demographic specifics and longevity improvements.
For the TRGP and the TTC plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $54 million as of December 31, 2022.
Income taxes
We compute an income tax provision in each of the jurisdictions in which we operate. These income tax provisions include amounts that are based upon our estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs after the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.
In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated
at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.
We have deferred tax assets in connection with the intercompany transfer of certain operations. The determination of these assets requires management to make significant estimates and assumptions about the fair value of the related operations. Critical estimates include, but are not limited to, internal revenue and expense forecasts and discount rates, while critical assumptions include those regarding macroeconomic conditions and prevailing tax laws. The discount rates used in the income method to reduce expected future cash flows to present value are derived from a weighted-average cost of capital analysis and are adjusted to reflect the inherent risks related to the cash flow. Although we believe our assumptions and estimates are reasonable and appropriate, they are based in part on historical experience and are inherently uncertain. Unanticipated events and circumstances may occur that could differ adversely from our assumptions and estimates, which could require the Company to reduce its deferred tax assets in future periods.
Our 2022 effective income tax rate on earnings from continuing operations was 15.7% (2021 – 22.0%). A 1% increase in the effective income tax rate would have increased 2022 income tax expense and decreased earnings from continuing operations by approximately $17 million.

Thomson Reuters Annual Report 2022

Critical judgments in applying accounting policies
Revenue recognition
To determine the appropriate revenue recognition for our products and services, management must assess whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together. In making the determination, management considers, for example, whether we regularly sell a product or service separately, or whether the products or services are highly interrelated. Management must also determine the standalone selling price (SSP) for each distinct performance obligation. We typically have more than one SSP for individual products and services due to the stratification of our offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of our contracts, the product or service sold, the customer’s market, geographic location and the number and types of users in each contract. Finally, management must also estimate the period over which to amortize assets arising from incremental costs of obtaining a contract. As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.
Uncertain tax positions
We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations in the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. Where the outcome of these tax-related
matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. As of December 31, 2022, the liability associated with uncertain tax positions was $229 million and is primarily included within “Current tax liabilities” on the consolidated statement of financial position.
Deferred Tax Assets
Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized, and are reduced to the extent that it is not probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In evaluating deferred tax assets, management must make judgments to assess the future taxable profits and likely outcomes of unresolved tax audits associated with the relevant jurisdictions. As of December 31, 2022, we had deferred tax assets of $1,493 million and disclosed unrecognized deferred tax assets of $1,317 million in note 23 of our 2022 annual consolidated financial statements.

Thomson Reuters Annual Report 2022

Appendix E
Selected Annual Information
The following table summarizes selected annual information for 2022, 2021 and 2020.

	For the years ended and as of December 31,

(millions of U.S. dollars, except per share amounts)	2022	2021	2020
IFRS Consolidated Income Statement Data
Revenues	6,627	6,348	5,984
Operating profit	1,834	1,242	1,929
Earnings from continuing operations	1,391	5,687	1,149
(Loss) earnings from discontinued operations, net of tax	(53)	2	(27)
Net earnings	1,338	5,689	1,122
Earnings attributable to common shareholders	1,338	5,689	1,122
Basic earnings per share from continuing operations	$2.87	$11.52	$2.31
Basic (loss) earnings per share from discontinued operations	$(0.11)	$0.01	$(0.06)
Basic earnings per share	$2.76	$11.53	$2.25
Diluted earnings per share from continuing operations	$2.86	$11.50	$2.30
Diluted loss per share from discontinued operations	$(0.11)	-	$(0.05)
Diluted earnings per share	$2.75	$11.50	$2.25
IFRS Consolidated Statement of Financial Position Data:
Total assets	21,711	22,149	17,881
Total long-term financial liabilities (1)	3,347	4,020	3,996
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)	$1.78	$1.62	$1.52
Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$0.71	C$0.43	C$0.49
(1) Comprised of “Long-term indebtedness” and “Other financial liabilities –
non-current”.
Revenues
increased over the three-year period due to growth across four of our five segments. As expected, Global Print revenues declined. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues over the three-year period. In 2022, the U.S. dollar strengthened against most major currencies, which caused a moderate decrease in our revenues compared to 2021. In 2021, the U.S. dollar weakened, which caused a moderate increase in our revenues compared to 2020. Acquisitions and divestitures did not significantly impact our revenues over the three-year period.
Operating profit
increased in 2022 compared to 2021 due to higher revenues, lower costs, which reflected cost savings from our Change Program and a benefit from foreign currency, and gains from the sale of certain non-core
businesses. Both 2022 and 2021 included costs associated with our two-year
Change Program, which was completed in December of 2022. Operating profit decreased in 2021 compared to 2020, as 2020 included significant gains from the sale of an investment and from an amendment to a pension plan.
Earnings from continuing operations
in 2021 was significantly higher than both 2022 and 2020 due to the gain on sale of Refinitiv to LSEG in January 2021.
(Loss) earnings from discontinued operations, net of tax
in 2022 was primarily comprised of losses arising on a receivable balance from LSEG relating to a tax indemnity. The losses were due to changes in foreign exchange and interest rates. The amounts in 2020 and 2021 included residual income and expenses related to our former Financial & Risk business.
Total assets
increased significantly in 2021 reflecting the sale of our former Refinitiv business for an investment in LSEG. Total assets decreased from 2021 to 2022 due to a decrease in the value of our investment in LSEG.
Total long-term financial liabilities
decreased in 2022 due to the reclassification of $600 million of debt from long-term to current.

Thomson Reuters Annual Report 2022

Appendix F
Quarterly Information (unaudited)
The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenues	1,765	1,574	1,614	1,674	1,710	1,526	1,532	1,580
Operating profit	631	398	391	414	257	282	316	387
Earnings (loss) from continuing operations	179	265	(71)	1,018	(177)	(241)	1,072	5,033
Earnings (loss) from discontinued operations, net of tax	39	(37)	(44)	(11)	2	1	(4)	3
Net earnings (loss)	218	228	(115)	1,007	(175)	(240)	1,068	5,036
Earnings (loss) attributable to common shareholders	218	228	(115)	1,007	(175)	(240)	1,068	5,036

Basic earnings (loss) per share
From continuing operations	$0.37	$0.55	$(0.15)	$2.09	$(0.36)	$(0.49)	$2.16	$10.15
From discontinued operations	0.08	(0.08)	(0.09)	(0.02)	-	-	(0.01)	-
	$0.45	$0.47	$(0.24)	$2.07	$(0.36)	$(0.49)	$2.15	$10.15
Diluted earnings (loss) per share
From continuing operations	$0.37	$0.55	$(0.15)	$2.09	$(0.36)	$(0.49)	$2.16	$10.13
From discontinued operations	0.08	(0.08)	(0.09)	(0.03)	-	-	(0.01)	-
	$0.45	$0.47	$(0.24)	$2.06	$(0.36)	$(0.49)	$2.15	$10.13
Revenues
– Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues, except in the third and fourth quarters of 2022 when a significant strengthening in the U.S. dollar caused a moderate decrease to our revenues. Acquisitions and divestitures did not significantly impact our revenues throughout the eight-quarter period.
Operating profit
– Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we generally become more profitable, and when our revenues decline, we generally become less profitable. In 2022 and 2021, our operating profit was impacted by the timing of costs associated with our Change Program, as well as benefits stemming from the Program. The fourth quarter of 2022 included gains from the sale of certain non-core
businesses.
Net earnings (loss)
– Our net earnings (loss) have been significantly impacted by our investment in LSEG. Beginning with the first quarter of 2021, net earnings included a significant gain on the sale of Refinitiv to LSEG. The net loss in the third and fourth quarters of 2021, as well as the second quarter of 2022, reflected decreases in the value of our LSEG investment. While the third quarter of 2022 also included a significant reduction in the value of our LSEG investment, the reduction was virtually all due to the strengthening of the U.S. dollar against the British pound sterling, which was mitigated by gains on foreign exchange contracts related to a portion of the investment, which is denominated in British pound sterling. The fourth quarter of 2022, first quarter of 2022 and second quarter of 2021 reflected increases in the value of our LSEG investment.

Thomson Reuters Annual Report 2022

Appendix G
Guarantor Supplemental Financial Information
The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the credit support of Thomson Reuters Corporation and the subsidiary guarantors. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.
The tables below contain condensed consolidating financial information for the following:

•	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries

•	Subsidiary Issuer – TR Finance LLC

•	Guarantor Subsidiaries on a combined basis

•	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities

•	Eliminations – Consolidating adjustments

•	Thomson Reuters on a consolidated basis
The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

•	Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;

•	Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and

•	West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.
Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and
Non-Guarantor
Subsidiaries are reflected in the “Eliminations” column.
This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated financial statements for the year ended December 31, 2022 and 2021, as well as this management’s discussion and analysis, which are included in this annual report.
The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument
51-102
-
Continuous Disclosure Obligations
 providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation
S-X,
as adopted by the SEC and set forth in SEC Release
No. 33-10762.

Thomson Reuters Annual Report 2022

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited
.
CONDENSED CONSOLIDATING INCOME STATEMENT

	Year ended December 31, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	2,261	5,129	(763)	6,627
Operating expenses	(7)	-	(1,724)	(3,312)	763	(4,280)
Depreciation	-	-	(48)	(92)	-	(140)
Amortization of computer software	-	-	(10)	(475)	-	(485)
Amortization of other identifiable intangible assets	-	-	(49)	(50)	-	(99)
Other operating gains, net	-	-	36	175	-	211
Operating (loss) profit	(7)	-	466	1,375	-	1,834
Finance (costs) income, net:
Net interest expense	(162)	-	(1)	(33)	-	(196)
Other finance (costs) income	(122)	-	-	566	-	444
Intercompany net interest income (expense)	155	-	(49)	(106)	-	-
(Loss) income before tax and equity method investments	(136)	-	416	1,802	-	2,082
Share of post-tax losses in equity method investments	-	-	-	(432)	-	(432)
Share of post-tax earnings in subsidiaries	1,474	-	6	304	(1,784)	-
Tax expense	-	-	(112)	(147)	-	(259)
Earnings from continuing operations	1,338	-	310	1,527	(1,784)	1,391
Loss from discontinued operations, net of tax	-	-	-	(53)	-	(53)
Net earnings	1,338	-	310	1,474	(1,784)	1,338
Earnings attributable to common shareholders	1,338	-	310	1,474	(1,784)	1,338

Thomson Reuters Annual Report 2022

CONDENSED CONSOLIDATING INCOME STATEMENT

	Year ended December 31, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	4,398	3,437	(1,487)	6,348
Operating expenses	(11)	-	(3,815)	(2,031)	1,487	(4,370)
Depreciation	-	-	(66)	(111)	-	(177)
Amortization of computer software	-	-	(19)	(458)	3	(474)
Amortization of other identifiable intangible assets	-	-	(51)	(68)	-	(119)
Other operating gains (losses), net	-	-	78	(44)	-	34
Operating (loss) profit	(11)	-	525	725	3	1,242
Finance (costs) income, net:
Net interest expense	(157)	-	(1)	(38)	-	(196)
Other finance income (costs)	10	-	-	(2)	-	8
Intercompany net interest income (expense)	111	-	(50)	(61)	-	-
(Loss) income before tax and equity method investments	(47)	-	474	624	3	1,054
Share of post-tax earnings in equity method investments	-	-	-	6,240	-	6,240
Share of post-tax earnings in subsidiaries	5,736	-	12	370	(6,118)	-
Tax expense	-	-	(104)	(1,503)	-	(1,607)
Earnings from continuing operations	5,689	-	382	5,731	(6,115)	5,687
Earnings from discontinued operations, net of tax	-	-	-	2	-	2
Net earnings	5,689	-	382	5,733	(6,115)	5,689
Earnings attributable to common shareholders	5,689	-	382	5,733	(6,115)	5,689

Thomson Reuters Annual Report 2022

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	5	-	125	939	-	1,069
Trade and other receivables	-	-	458	611	-	1,069
Intercompany receivables	3,566	-	354	2,791	(6,711)	-
Other financial assets	-	-	5	199	-	204
Prepaid expenses and other current assets	-	-	245	224	-	469
Current assets	3,571	-	1,187	4,764	(6,711)	2,811
Property and equipment, net	-	-	159	255	-	414
Computer software, net	-	-	4	918	-	922
Other identifiable intangible assets, net	-	-	1,066	2,153	-	3,219
Goodwill	-	-	3,788	2,094	-	5,882
Equity method investments	-	-	-	6,199	-	6,199
Other financial assets	60	-	11	456	-	527
Other non-current assets	-	-	126	493	-	619
Intercompany receivables	190	-	-	778	(968)	-
Investments in subsidiaries	15,979	-	64	4,145	(20,188)	-
Deferred tax	-	-	-	1,118	-	1,118
Total assets	19,800	-	6,405	23,373	(27,867)	21,711

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	1,647	-	-	-	-	1,647
Payables, accruals and provisions	48	-	395	779	-	1,222
Current tax liabilities	-	-	2	322	-	324
Deferred revenue	-	-	341	545	-	886
Intercompany payables	2,385	-	406	3,920	(6,711)	-
Other financial liabilities	718	-	18	76	-	812
Current liabilities	4,798	-	1,162	5,642	(6,711)	4,891
Long-term indebtedness	3,114	-	-	-	-	3,114
Provisions and other non-current liabilities	2	-	4	685	-	691
Other financial liabilities	-	-	33	200	-	233
Intercompany payables	1	-	778	189	(968)	-
Deferred tax	-	-	219	678	-	897
Total liabilities	7,915	-	2,196	7,394	(7,679)	9,826
Equity
Total equity	11,885	-	4,209	15,979	(20,188)	11,885
Total liabilities and equity	19,800	-	6,405	23,373	(27,867)	21,711

Thomson Reuters Annual Report 2022

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	15	-	237	526	-	778
Trade and other receivables	-	-	690	367	-	1,057
Intercompany receivables	3,477	-	648	2,545	(6,670)	-
Other financial assets	-	-	6	102	-	108
Prepaid expenses and other current assets	2	-	244	264	-	510
Current assets	3,494	-	1,825	3,804	(6,670)	2,453
Property and equipment, net	-	-	201	301	-	502
Computer software, net	-	-	12	810	-	822
Other identifiable intangible assets, net	-	-	1,136	2,195	-	3,331
Goodwill	-	-	3,822	2,118	-	5,940
Equity method investments	-	-	-	6,736	-	6,736
Other financial assets	100	-	16	313	-	429
Other non-current assets	-	-	128	669	-	797
Intercompany receivables	230	-	-	778	(1,008)	-
Investments in subsidiaries	15,899	-	71	4,526	(20,496)	-
Deferred tax	-	-	-	1,139	-	1,139
Total assets	19,723	-	7,211	23,389	(28,174)	22,149

LIABILITIES AND EQUITY
Liabilities
Payables, accruals and provisions	51	-	409	903	-	1,363
Current tax liabilities	-	-	-	169	-	169
Deferred revenue	-	-	634	240	-	874
Intercompany payables	2,049	-	497	4,124	(6,670)	-
Other financial liabilities	-	-	22	153	-	175
Current liabilities	2,100	-	1,562	5,589	(6,670)	2,581
Long-term indebtedness	3,786	-	-	-	-	3,786
Provisions and other non-current liabilities	3	-	6	700	-	709
Other financial liabilities	-	-	68	166	-	234
Intercompany payables	-	-	779	229	(1,008)	-
Deferred tax	-	-	199	806	-	1,005
Total liabilities	5,889	-	2,614	7,490	(7,678)	8,315

Equity
Total equity	13,834	-	4,597	15,899	(20,496)	13,834
Total liabilities and equity	19,723	-	7,211	23,389	(28,174)	22,149

Thomson Reuters Annual Report 2022

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

	Year ended December 31, 2022
Net cash provided by operating activities	26	-	751	1,138	-	1,915
Net cash provided by (used in) investing activities	765	-	66	193	(1,486)	(462)
Net cash used in financing activities	(801)	-	(929)	(912)	1,486	(1,156)
Translation adjustments	-	-	-	(6)	-	(6)
(Decrease) increase in cash and cash equivalents	(10)	-	(112)	413	-	291

	Year ended December 31, 2021
Net cash (used in) provided by operating activities	(33)	-	237	1,569	-	1,773
Net cash provided by (used in) investing activities	2,697	-	(322)	(147)	(2,732)	(504)
Net cash used in financing activities	(2,652)	-	(37)	(2,316)	2,732	(2,273)
Translation adjustments	-	-	-	(5)	-	(5)
Increase (decrease) in cash and cash equivalents	12	-	(122)	(899)	-	(1,009)

Thomson Reuters Annual Report 2022

Consolidated Financial Statements
Management’s Responsibility for the Consolidated Financial Statements
The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.
The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

Steve Hasker President and Chief Executive Officer March 8, 2023	Michael Eastwood Chief Financial Officer
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in
Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report which appears herein.

Steve Hasker President and Chief Executive Officer	Michael Eastwood Chief Financial Officer

March 8, 2023

Thomson Reuters Annual Report 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Thomson Reuters Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Thomson Reuters Corporation and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flow for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Thomson Reuters Annual Report 2022

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Uncertain Tax Positions
As described in Note 2 to the consolidated financial statements, the Company is subject to taxation in numerous jurisdictions and there are transactions within those jurisdictions for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using management’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, management performs an expected value calculation to determine its provisions. Management reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. The estimate of uncertain tax positions includes estimates and assumptions regarding prices and values used to record intercompany transactions. As of December 31, 2022, the liability associated with uncertain tax positions was $229 million.
The principal considerations for our determination that performing procedures relating to the Company’s uncertain tax positions is a critical audit matter are the significant judgment by management to assess uncertain tax positions, including the prices and values used to record intercompany transactions, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating the timely identification and accurate measurement of uncertain tax positions. Also, the evaluation of audit evidence available to support the tax liabilities for uncertain tax positions is complex and resulted in a high degree of auditor judgment as the nature of the evidence is often highly subjective, and the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition, and measurement of the liability for uncertain tax positions and controls addressing completeness of the uncertain tax positions. These procedures also included, among others (i) testing the information used in the calculation of the liability for uncertain tax positions, including intercompany agreements, international and Canadian domestic filing positions, and the related final tax returns; (ii) testing the calculation of the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing management’s assessment of the identification of uncertain tax positions and possible outcomes of selected uncertain tax positions; and (iv) evaluating the status and results of income tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in evaluating the completeness of the identification and possible outcomes of the uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are probable to be sustained and the amount of potential benefit to be realized, as well as the application of relevant tax laws.

New York, New York
March 8, 2023
We have served as the Company’s auditor since 2012.

Thomson Reuters Annual Report 2022

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,

(millions of U.S. dollars, except per share amounts)	Notes	2022	2021
CONTINUING OPERATIONS
Revenues	3	6,627	6,348
Operating expenses	5	(4,280)	(4,370)
Depreciation		(140)	(177)
Amortization of computer software		(485)	(474)
Amortization of other identifiable intangible asset s		(99)	(119)
Other operating gains, net	6	211	34
Operating profit		1,834	1,242
Finance costs, net:
Net interest expense	7	(196)	(196)
Other finance income	7	444	8
Income before tax and equity method investments		2,082	1,054
Share of post-tax (losses) earnings in equity method investments	8	(432)	6,240
Tax expense	9	(259)	(1,607)
Earnings from continuing operations		1,391	5,687
(Loss) earnings from discontinued operations, net of tax	10	(53)	2
Net earnings		1,338	5,689
Earnings attributable to common shareholders		1,338	5,689

Earnings (loss) per share:	11
Basic earnings per share
From continuing operations		$2.87	$11.52
From discontinued operations		(0.11)	0.01
Basic earnings per share		$2.76	$11.53

Diluted earnings per share
From continuing operations		$2.86	$11.50
From discontinued operations		(0.11)	-
Diluted earnings per share		$2.75	$11.50
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2022

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,

(millions of U.S. dollars)	Notes	2022	2021
Net earnings		1,338	5,689

Other comprehensive (loss) income
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	19	74	(10)
Cash flow hedges adjustments to equity	19	(57)	(1)
Foreign currency translation adjustments to equity	19	(317)	(61)
Share of other comprehensive loss in equity method investments	8	-	(98)
Related tax benefit on share of other comprehensive loss in equity method investments	9	-	23
Reclassification of foreign currency translation adjustments on disposal of business and equity method investment		(19)	3
		(319)	(144)
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	19	(25)	22
Remeasurement on defined benefit pension plans	26	(162)	228
Related tax benefit (expense) on remeasurement on defined benefit pension plans	9	43	(58)
		(144)	192
Other comprehensive (loss) income		(463)	48
Total comprehensive income		875	5,737

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		928	5,735
Discontinued operations		(53)	2
Total comprehensive income		875	5,737
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2022

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,

(millions of U.S. dollars)	Notes	2022	2021 (1)
ASSETS
Cash and cash equivalents	12	1,069	778
Trade and other receivables	13	1,069	1,057
Other financial assets	19	204	108
Prepaid expenses and other current assets	14	469	510
Current assets		2,811	2,453
Property and equipment, net	15	414	502
Computer software, net	16	922	822
Other identifiable intangible assets, net	17	3,219	3,331
Goodwill	18	5,882	5,940
Equity method investments	8	6,199	6,736
Other financial assets	19	527	429
Other non-current assets	20	619	797
Deferred tax	23	1,118	1,139
Total assets		21,711	22,149

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	19	1,647	-
Payables, accruals and provisions	21	1,222	1,363
Current tax liabilities		324	169
Deferred revenue	3	886	874
Other financial liabilities	19	812	175
Current liabilities		4,891	2,581
Long-term indebtedness	19	3,114	3,786
Provisions and other non-current liabilities	22	691	709
Other financial liabilities	19	233	234
Deferred tax	23	897	1,005
Total liabilities		9,826	8,315

Equity
Capital	24	5,398	5,496
Retained earnings		7,642	9,149
Accumulated other co m prehensive loss		(1,155)	(811)
Total equity		11,885	13,834
Total liabilities and equity		21,711	22,149

Contingencies (note 30)
(1) Amounts have been reclassified to reflect the current presentation.
The related notes form an integral part of these consolidated financial statements.
These consolidated financial statements were approved by the Company’s board of directors on March 1, 2023.

David Thomson Director	Steve Hasker Director

Thomson Reuters Annual Report 2022

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,

(millions of U.S. dollars)	Notes	2022	2021
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		1,391	5,687
Adjustments for:
Depreciation		140	177
Amortization of computer software		485	474
Amortization of other identifiable intangible assets		99	119
Share of post-tax losses (earnings) in equity method investments	8	432	(6,240)
Net gains on disposals of businesses and investments		(217)	(5)
Deferred tax	23	(80)	662
Other	28	(276)	135
Changes in working capital and other items	28	8	832
Operating cash flows from continuing operations		1,982	1,841
Operating cash flows from discontinued operations		(67)	(68)
Net cash provided by operating activities		1,915	1,773
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	29	(191)	(18)
Proceeds from disposals of businesses and investments		216	28
Dividend from sale of LSEG shares	8	43	994
Capital expenditures		(595)	(487)
Other investing activities	8	88	81
Taxes paid on sale of Refinitiv and LSEG shares	8	(7)	(850)
Investing cash flows from continuing operations		(446)	(252)
Investing cash flows from discontinued operations		(16)	(252)
Net cash used in investing activities		(462)	(504)
FINANCING ACTIVITIES
Net borrowings under short-term loan facilities	19	1,042	-
Payments of lease principal	27	(65)	(109)
Repurchases of common shares	24	(1,282)	(1,400)
Dividends paid on preference shares		(3)	(2)
Dividends paid on common share s	24	(834)	(773)
Other financing activities		(14)	11
Net cash used in financing activities		(1,156)	(2,273)
Translation adjustments		(6)	(5)
Increase (decrease) in cash and cash equivalents		291	(1,009)
Cash and cash equivalents at beginning of period		778	1,787
Cash and cash equivalents at end of period	12	1,069	778
Supplemental cash flow information is provided in note 28.
Interest paid, net of debt-related hedges		(168)	(165)
Interest received		8	3
Income taxes paid	28	(216)	(1,066)
Interest received and interest paid are reflected as operating cash flows.
Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2022

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity
Balance, December 31, 2021	3,813	1,683	5,496	9,149	25	(836)	(811)	13,834
Net earnings	-	-	-	1,338	-	-	-	1,338
Other comprehensive loss	-	-	-	(119)	(8)	(336)	(344)	(463)
Total comprehensive income (loss)	-	-	-	1,219	(8)	(336)	(344)	875
Dividends declared on preference shares	-	-	-	(3)	-	-	-	(3)
Dividends declared on common shares	-	-	-	(861)	-	-	-	(861)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	27	-	27	-	-	-	-	27
Repurchases of common shares (see note 24)	(94)	-	(94)	(1,188)	-	-	-	(1,282)
Automatic share purchase plan (see note 24)	(50)	-	(50)	(668)	-	-	-	(718)
Stock compensation plans	168	(149)	19	(6)	-	-	-	13
Balance, December 31, 2022	3,864	1,534	5,398	7,642	17	(1,172)	(1,155)	11,885

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on financial instruments	Foreign currency translation adjustments	AOCL	Total equity
Balance, December 31, 2020	3,719	1,739	5,458	5,211	(8)	(681)	(689)	9,980
Net earnings	-	-	-	5,689	-	-	-	5,689
Other comprehensive income (loss)	-	-	-	170	33	(155)	(122)	48
Total comprehensive income (loss)	-	-	-	5,859	33	(155)	(122)	5,737
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)
Dividends declared on common shares	-	-	-	(797)	-	-	-	(797)
Shares issued under DRIP	24	-	24	-	-	-	-	24
Repurchases of common shares (see note 24)	(78)	-	(78)	(1,122)	-	-	-	(1,200)
Stock compensation plans	148	(56)	92	-	-	-	-	92
Balance, December 31, 2021	3,813	1,683	5,496	9,149	25	(836)	(811)	13,834
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2022

Thomson Reuters Corporation
Notes to Consolidated Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
Note 1: Summary of Business and Significant Accounting Policies
General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a leading provider of business information services. The Company’s products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.
These consolidated financial statements were approved by the Company’s board of directors on March 1, 2023.
Change Program
In February 2021, the Company announced a
two-year
Change Program to transition from a holding company to an operating company, and from a content provider into a content-driven technology company. The Company completed this program on December 31, 2022 (see note 5).
Basis of preparation
These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 2.
References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “
€
” are to Euros.
Principles of consolidation
The consolidated financial statements of the Company include the accounts of all of its subsidiaries.
Subsidiaries
Subsidiaries are entities over which the Company has control, where control is defined as having power over the investee, exposure, or rights, to variable returns from involvement with the investee, and the ability to use the power over the investee to affect the amount of those returns. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated
from the date control ceases.
The Company generally uses cash rather than equity to acquire subsidiaries and applies the acquisition method of accounting as follows:

•	Acquisition cost is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;

•	Identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	The excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill; and

Thomson Reuters Annual Report 2022

•	Contingent cash consideration, a financial liability, is measured at fair value on the acquisition date, with subsequent changes in fair value recorded through the consolidated income statement.
Intercompany transactions between subsidiaries are eliminated in consolidation.
Equity method investees
Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	Investments are initially recognized at cost and are reported in the consolidated statement of financial position;

•
The Company’s share of post-acquisition profits or losses is recognized in the consolidated income statement and the Company’s share of other comprehensive income or losses is recognized in the consolidated statement of comprehensive income, and both are adjusted against the carrying amount of the investments;

•
When the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee;

•	Gains and losses on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities;

•
Dividends received or a receivable from equity method investees are recognized as a reduction in the carrying amount of the investment. Dividends received are included within “Net cash used in investing activities” in the consolidated statement of cash flow; and

•
Equity method investees are assessed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable and at the end of each reporting period for indicators of impairment.

Upon loss of significant influence, any retained interest in the investee is remeasured to its fair value with the change in carrying amount recognized in other operating gains or losses in the consolidated income statement.
The accounting policies of subsidiaries and equity method investees were changed where necessary to ensure consistency with the Company’s policies.
Operating segments
The Company’s operating segments are organized around the customers it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM. The accounting policies applied by the segments are the same as those applied by the Company.
Foreign currency
The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency. The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”).

•
Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. For entities operating in countries where the currency has been designated as hyperinflationary, the assets, liabilities and results of their operations are translated at the period end rates of exchange, after re-indexing
the local currency balances for the most recent inflation rates.

•
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the consolidated income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive loss in shareholders’ equity.

Thomson Reuters Annual Report 2022

•
Foreign exchange gains and losses arising from borrowings and related hedging instruments, cash and cash equivalents, intercompany loans that are not permanent in nature and foreign exchange contracts are presented in the consolidated income statement within “Finance costs, net”.

•	Foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

•	All other foreign exchange gains and losses are presented in the consolidated income statement within “Operating expenses”.
Accumulated foreign exchange gains and losses are recycled from accumulated other comprehensive loss to “Other operating gains (losses), net” or to discontinued operations, as applicable, within the consolidated income statement upon loss of control, significant influence or joint control of the applicable entity, including foreign exchange amounts relating to settled intercompany loans that had previously been considered permanent.
Revenue recognition
Revenues are recognized when control of the Company’s products or services is transferred to customers. The amount of revenues recognized reflects the consideration to which the Company expects to be entitled. Such consideration is net of estimated returns, discounts, value-added and other sales taxes.
The Company derives its revenues from selling information, software and services. Revenues are generally recognized as follows:
Recurring revenues
Recurring revenues are generally recognized on a ratable basis over the contract term.
Recurring revenues primarily consist of fees to access products or services over time, such as Westlaw, Practical Law and many of the Company’s tax compliance products. These products are generally provided under subscription arrangements, which most customers renew at the end of each subscription term. Most subscription arrangements have multiple year terms that range from one to five years. Recurring revenues also include fees from software maintenance arrangements that are recognized over the maintenance period. Arrangements may be billed in advance or in arrears.
Transactions revenues
Transactions revenues are recognized primarily at a point in time and based on their type, as follows:

•	Volume-based revenues are recognized based on usage, such as certain fees related to online searches, and transactions in the Company’s Confirmation and Reuters Events businesses;

•	Fees for software licenses with no future obligations are recognized at the point of delivery; and

•	Professional fees for service and consulting arrangements are recognized as services are performed, generally based on hours incurred, reflecting the continuous transfer of control to the customer.
Transactions revenues may be billed in advance or in arrears.
Print revenues
Print revenues that are sold under subscription agreements, which provide access to a library of print products as well as updates released during the subscription term, are generally recognized on a ratable basis over the contract term and may be billed in advance or in arrears. Revenues for print products that are not sold as part of a subscription arrangement are recognized at the point of shipment and billed at the same time.
Print revenues consist of fees for content that is delivered primarily in traditional paper format.
The Company also considers the following when recognizing revenues:

Thomson Reuters Annual Report 2022

Multiple performance obligations
Certain customer contracts include multiple products and services, which are accounted for as separate performance obligations when they are distinct. A product or service is distinct if a customer can benefit from it either on its own or with other readily available resources, and the promise to transfer the product or service is separately identifiable in the contract. The transaction price is allocated to the separate performance obligations based on the relative standalone selling price.
A series of distinct products or services is accounted for as a single performance obligation if the items in the series are substantially the same, have the same pattern of transfer and: (1) each distinct item in the series represents a performance obligation that would be satisfied over time, and (2) the measure to satisfy the performance obligation for each distinct item in the series is the same.
Certain arrangements include installation or implementation services. If these services are distinct, consideration is allocated to them and they are recognized as services are performed and included as transaction revenues. If the services are not distinct, they are recognized as part of the related subscription arrangement or as part of the related software license, as applicable.
Sales involving third parties
Revenues from sales of third-party content or services delivered on the Company’s platforms are recorded gross when the Company is a principal to the transaction, and net of costs when the Company is acting as an agent between the customer and the vendor. The Company considers several factors to determine whether it is acting as principal or an agent, most notably whether it is primarily responsible for (1) fulfilling the promise to provide the content or services, (2) setting the price, and (3) the credit risk for the amount billed to the customer.
Deferred revenue
Deferred revenue, a contract liability, is recorded when cash payments are received or due in advance of the transfer of the related products or services.
Contract costs
Incremental costs of obtaining a contract with a customer are recognized as an asset if the benefit of such costs is expected to be longer than one year.
Such costs are amortized on a straight-line basis over the period that the product or service is transferred to the customer. Incremental costs include sales commissions to salespeople, account executives and sales management. Sales commissions on new customer contracts are generally paid at significantly higher rates than renewals. As such:

•
Assets related to new customer contracts are amortized over three years, which may anticipate renewal periods, as management estimates that this corresponds to the period over which a customer benefits from existing technology in the underlying product or service; and

•	Assets related to renewal of customer contracts are amortized over the term of the contract if they are commensurate with previous renewals commissions.
The Company recognizes “Deferred commissions” short-term, within “Prepaid expenses and other current assets” and “Deferred commissions” long-term, within “Other non-current
assets” in the consolidated statement of financial position.
The Company recognizes the incremental cost of obtaining a contract as an expense when incurred if the amortization period is one year or less.
Employee future benefits
The net periodic pension expense of defined benefit pension plans and other post-employment benefits is actuarially determined on an annual basis using the projected unit credit method. Past service cost arising from plan amendments are recognized immediately in the consolidated income statement.

Thomson Reuters Annual Report 2022

The asset or liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the consolidated statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.
Payments to defined contribution plans are expensed as incurred.
Share-based compensation plans
The Company operates equity-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company.
Share-based compensation expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is recognized over the vesting period, which is the period over which the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact in the consolidated income statement.
Termination benefits
Termination benefits are generally payable when an employee is terminated before the normal retirement date. The associated charges are recognized when the Company can no longer withdraw the offer of termination benefits because it has communicated to the affected employees a termination plan that is unlikely to change, describing (a) the type and amount of benefits, (b) the number, job classifications or functions and locations of employees to be terminated and (c) the plan’s expected completion date.
Profit sharing and bonus plans
Liabilities for profit sharing and bonuses are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.
Trade receivables
Trade receivables are amounts due from customers from providing services or the sale of products in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment. Trade receivables are classified as current assets if payment is due within one year or less.
The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the consolidated income statement. Revenues are recorded net of sales adjustments.

Thomson Reuters Annual Report 2022

Property and equipment
Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	10-40 years
Computer equipment	3 years
Furniture, fixtures and other equipment	5- 7 years
Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate. Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Gains or losses on the disposal of property and equipment are included within “Operating profit” in the consolidated income statement and computed as the proceeds from disposal netted against the related assets and accumulated depreciation. The proceeds are presented as an investing activity in the consolidated statement of cash flow.
Intangible assets
Computer software
Certain costs incurred in the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;

•	Management intends to complete the software product and use or sell it;

•	There is an ability to use or sell the software product;

•	It can be demonstrated how the software product will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.
Costs that qualify for capitalization include both internal and external costs but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated statement of financial position. Computer software is amortized over its expected useful life, which ranges from three to five years.
Amortization expense is included in “Amortization of computer software” in the consolidated income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate. Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service.
Cloud computing arrangements
In a cloud computing arrangement, the Company is granted a right to access software and other technology capabilities at a third-party provider through the internet. These arrangements typically do not allow the Company to acquire, take possession or control the underlying assets of the provider. Costs associated with cloud computing arrangements are generally expensed as incurred because they generally do not meet software capitalization criteria.
The Company capitalizes costs to develop software that is hosted in the public cloud when:

•	It has the contractual right to take possession of the software from the cloud provider without significant penalty; and

•	It can demonstrate that it is feasible for the Company to run the software on its own hardware or that of another provider.
The Company capitalizes costs to migrate software from
on-premise
data centers to the public cloud when the software is either rebuilt specifically for the cloud or has been significantly optimized to run in a cloud environment.

Thomson Reuters Annual Report 2022

Other identifiable intangible assets
Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.
Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	3-20 years
Customer relationships	6-30 years
Databases and content	5- 30 years
Other	10-30 years
Useful lives are reviewed at the end of each reporting period and adjusted if appropriate.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized.
Impairment
When the recoverable amount of assets is less than their carrying amount, an impairment charge is recognized in the consolidated income statement. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.
Goodwill and Intangible assets
The carrying values of all intangible assets and goodwill are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and at the end of each reporting period for indicators of impairment. Goodwill and identifiable intangible assets with indefinite lives are also tested annually for impairment. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. For purposes of impairment testing:

•
Goodwill is allocated to cash-generating units (“CGUs”) based on the level at which management monitors it. The Company’s CGUs are the same as its operating segments. Goodwill is allocated to its CGUs based on the expected benefits of each business combination in which the goodwill arose; and

•
Identifiable intangible assets with indefinite lives are comprised of the Reuters and West tradenames, reflecting their widespread brand recognition, long history, and expected future use. For purposes of impairment testing, the West tradename is allocated to the Legal Professionals, Corporates and Global Print CGUs as it primarily benefits those CGUs. As the Reuters tradename is considered a corporate asset because it is used in the Company’s name, its carrying value is compared to the excess fair value of all the Company’s CGUs for purposes of impairment testing.

Financial assets
The Company is exposed to normal credit risk with respect to its accounts receivable, and therefore maintains provisions for expected losses arising from non-payment
and other sales adjustments. The Company estimates credit losses for trade receivables by aggregating similar customer types together, because they tend to share similar credit risk characteristics, taking into consideration the number of days the receivable is past due. Provision rates for the allowance for doubtful accounts are determined using the expected credit loss method, which is based on historical credit loss experience and calibrated, based on management’s judgment, with forward looking information about a debtor’s ability to pay.
The fair value measurement of other receivables and derivative instruments considers credit risk of the counterparty. The fair value measurement of equity investments that are accounted for as other financial assets considers information such as quoted prices.

Thomson Reuters Annual Report 2022

Non-financial
assets
The carrying value of a
non-financial
asset with a finite life, such as property and equipment and computer software, is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable and at the end of each reporting period for indicators of impairment. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.
Disposal of long-lived assets and discontinued operations
Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a
12-month
period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs of disposal and are no longer depreciated. Gains and losses on the disposal of an entity include an allocation of goodwill. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished operationally and for financial reporting purposes from the rest of the Company and they:

•	Represent a separate major line of business or geographical area of operations;

•	Are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	Are a subsidiary acquired exclusively with a view to resale.
Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are classified as current liabilities if payment is due within one year or less.
Provisions
Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation due to past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.
Indebtedness
Debt is recognized initially at fair value, net of transaction costs. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the consolidated income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23,
Borrowing Costs
.
Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.
Leases
A contract is or contains a lease if it conveys the right to control the use of an identified asset for a specified period in exchange for consideration. When the Company leases assets from third parties, the Company is the lessee. When the Company leases assets to third parties, the Company is the lessor.

Thomson Reuters Annual Report 2022

Lessee
At the lease commencement date, a
right-of-use
asset for the underlying leased asset and corresponding lease liability are recognized in the consolidated statement of financial position measured on a present value basis. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company uses its incremental borrowing rate, which is the interest rate that the Company would pay to borrow funds to obtain an asset of a similar value to the right-of-use
asset with a comparable security, economic environment and term.
The
right-of-use
asset is included in “Property and equipment, net”, and the lease liability is included in “Other financial liabilities”, current or long-term, as appropriate, within the consolidated statement of financial position.
Right-of-use
assets are measured based on a number of factors including:

•	The initial amount of the lease liability;

•	Lease payments made at or before the commencement date; and

•	Initial direct costs and expected restoration costs.
Lease liabilities are measured as the present value of
non-cancellable
payments over the lease term, which may include:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	Variable lease payments that are based on an index or a rate (including inflation-linked payments);

•	Amounts expected to be payable under residual value guarantees;

•	Exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

•	Penalty payments for terminating the lease, if the lease term reflects the Company exercising that option.
Where exercise of renewal or termination options is deemed reasonably certain, such assumptions are reflected in the valuation of the right-of-use
asset and lease liability. The reasonably certain assessment is made at the lease commencement date and re-assessed
if there is a material change in circumstances supporting the assessment.
Lease payments are apportioned between the liability and a finance charge, which is reported within “Finance costs, net” in the consolidated income statement. The right-of-use
asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis and presented within “Depreciation” in the consolidated income statement.
Most of the Company’s leases are comprised of property leases, for which fixed payments covering lease and non-lease
components are included in the value of the
right-of-use
assets and lease liabilities.
Payments for leases with a term of 12 months or less and certain low-value
leases are recognized on a straight-line basis within “Operating expenses” in the consolidated income statement and are not recognized in the consolidated statement of financial position.
Lessor
Virtually all of the Company’s lessor arrangements are classified as finance leases as substantially all the risks and rewards of the underlying asset transfer to the lessee. A receivable, equal to the net investment in the lease, is recognized on the consolidated statement of financial position at the commencement date with an offset to the underlying asset. The receivable is measured as the present value of non-cancellable
payments to be received by the Company over the lease term. The payments are discounted using the interest rate implicit in the lease, if this can be readily determined, or at the Company’s incremental borrowing rate, if the implicit rate cannot be determined. Lease payments are apportioned between the lease receivable and finance income, which is reported within “Finance costs, net” in the consolidated income statement.
Financial assets
Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Thomson Reuters Annual Report 2022

Financial assets at fair value through the consolidated income statement

•	Classification
This category includes assets acquired primarily for the purpose of selling in the short-term, such as financial assets held for trading, or when designated by management such as money market accounts, receivables under indemnification arrangements (see note 30) as well as foreign exchange contracts not designated as hedges for accounting purposes.

•	Recognition and measurement
Financial assets in this category are initially recognized, and subsequently carried, at fair value, with changes recognized in the consolidated income statement. Transaction costs are expensed.
Financial assets at amortized cost

•	Classification
This category includes cash as well as trade and other receivables, which represent non-derivative
financial assets that are held for the purpose of collecting their contractually fixed or determinable payments.

•	Recognition and measurement
Trade and other receivables are initially recognized at the transaction price and subsequently measured at amortized cost using the expected credit loss method.
Financial assets at fair value through other comprehensive income

•	Classification
These financial assets are
non-derivatives
that are irrevocably designated in this category. This category includes equity investments, which are not held-for-trading
and do not qualify as associates accounted for under the equity method.

•	Recognition and measurement
These financial instruments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income or loss. The amounts presented in accumulated other comprehensive income or loss are not subsequently recycled to the consolidated income statement.
Offsetting financial instruments
Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to simultaneously realize the asset and settle the liability. Bank overdrafts in cash pooling arrangements may only be netted against cash and cash equivalents when settlement occurs on or about the end of the reporting period.
Derivative financial instruments and hedging
Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured
at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.
The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
Non-performance
risk, including the Company’s own credit risk, is considered when determining the fair value of financial instruments.
The Company designates certain derivatives as either:

•	Fair value hedges
These are hedges of the exposure to changes in fair value of a recognized asset or liability or unrecognized firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the consolidated income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Thomson Reuters Annual Report 2022

•	Cash flow hedges
These are hedges of the exposure to variability in cash flows of a recognized asset or liability or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income or loss. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Additionally:

—	amounts accumulated in other comprehensive income or loss are recycled to the consolidated income statement in the period when the hedged item will affect earnings;

—
when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income or loss remains in other comprehensive income or loss and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement; and

—
when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income or loss is immediately recognized in the consolidated income statement.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance income” or “Operating expenses” in the consolidated income statement consistent with the underlying nature and purpose of the derivative instruments. Settlements from these instruments are classified within the cash flow line item where the economic hedge relationship exists in the consolidated statement of cash flow.
Taxation
Tax expense comprises current and deferred income tax. Tax is recognized in the consolidated income statement except to the extent it relates to items recognized in other comprehensive income or loss or directly in equity.
Current tax
Current tax expense is based on the results for the period as adjusted for items that are currently not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate based on amounts expected to be paid to the tax authorities.
Deferred tax
Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of each reporting period, and which are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.
Deferred tax liabilities:

•	Are generally recognized for all taxable temporary differences;

•
Are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled, and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and

•	Are not recognized on temporary differences that arise from goodwill that is not deductible for tax purposes.
Deferred tax assets:

•	Are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

Thomson Reuters Annual Report 2022

•
Are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.
Revision to Segment Results
In the first quarter of 2022, the Company made two changes to its segment reporting to reflect how it currently manages its businesses. The changes (i) reflect the transfer of certain revenues from its Corporates business to its Tax & Accounting Professionals business where they are better aligned; and (ii) record intercompany revenue in Reuters News for content-related services that it provides to Legal Professionals, Corporates and Tax & Accounting Professionals. Previously, these services had been reported as a transfer of expense from Reuters News to these businesses. These changes impact the financial results of the Company’s segments, but do not change the Company’s consolidated financial results. The table below summarizes the changes for the year ended December 31, 2021.

	Year ended December 31, 2021

	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	2,712	-	2,712
Corporates	1,449	(9)	1,440
Tax & Accounting Professionals	906	9	915
Reuters News	674	20	694
Global Print	609	-	609
Eliminations/Rounding	(2)	(20)	(22)
Revenues	6,348	-	6,348

Adjusted EBITDA
Legal Professionals	1,091	-	1,091
Corporates	502	(6)	496
Tax & Accounting Professionals	373	6	379
Reuters News	103	-	103
Global Print	226	-	226
Total reportable segments adjusted EBITDA	2,295	-	2,295
Accounting pronouncements effective in future periods
In February 2021, the IASB issued
Disclosures of Accounting Policies
, amendments to International Accounting Standard (“IAS”) 1,
Presentation of Financial Statements
, and IFRS Practice Statement 2,
Making Materiality Judgements
, which require companies to disclose their material accounting policies rather than their significant accounting policies. The amendments define material accounting policies as those policies that, when considered together with other information included in the financial statements, can reasonably be expected to influence decisions users make based on those financial statements. The amendments also encourage more entity-specific information within policy disclosures. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is assessing the impact of these amendments on its financial statement disclosures.
Other pronouncements issued by the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) are not applicable or consequential to the Company.

Thomson Reuters Annual Report 2022

Note 2: Critical Accounting Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.
The Company continues to operate in an uncertain macroeconomic and geopolitical environment caused by high inflation, volatile interest rates, the Russian military invasion of Ukraine, lingering
COVID-19
impacts and supply chain disruptions resulting from these factors. The Company is closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on its businesses. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.
The following discussion sets forth management’s:

•	Most critical estimates and assumptions in determining the value of assets and liabilities; and

•	Most critical judgments in applying accounting policies.
Critical accounting estimates and assumptions
Allowance for doubtful accounts and sales adjustments
The Company must assess whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for expected losses arising from non-payment
and other sales adjustments, taking into consideration customer creditworthiness, current economic trends, experience and expected credit losses. If future collections differ from estimates, future earnings would be affected. As of December 31, 2022, the combined allowances were $57 million, or 5%, of the gross trade accounts receivable balance of $1,097 million. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax
earnings by approximately $11 million for the year ended December 31, 2022.
Computer software
Computer software represented $922 million of total assets in the consolidated statement of financial position as of December 31, 2022. As a content driven technology company, most software expenditures relate to product development and enhancements, including a portion which relates to software licensed directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, economic and competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.
Other identifiable intangible assets and goodwill
Other identifiable intangible assets and goodwill represented $3,219 million and $5,882 million, respectively, of total assets in the consolidated statement of financial position as of December 31, 2022. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.
Subsequent to acquisition, the Company tests other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiple
s
used in various impairment tests are based on those for comparable companies, which are driven by market conditions and prevailing tax laws.

Thomson Reuters Annual Report 2022

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.
See note 18 for discussion of the annual impairment testing of goodwill.
Employee future benefits
The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to certain future pension payments, as well as the expected healthcare cost trend rate. As the Company’s most significant defined benefit plans in the U.S. and U.K. have already stopped accruing benefits to employees, management no longer needs to make assumptions about future compensation for those plans. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. See note 26.
Income taxes
The Company computes an income tax provision in each of the jurisdictions in which it operates. These income tax provisions include amounts that are based upon the Company’s estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs after the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.
In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated
at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods. See note 9 for further details on income taxes including a discussion on sensitivity.
The Company has deferred tax assets in connection with the intercompany transfer of certain operations. The determination of these assets requires management to make significant estimates and assumptions about the fair value of the related operations. Critical estimates include, but are not limited to, internal revenue and expense forecasts and discount rates, while critical assumptions include those regarding macroeconomic conditions and prevailing tax laws. The discount rates used in the income method to reduce expected future cash flows to present value are derived from a weighted-average cost of capital analysis and are adjusted to reflect the inherent risks related to the cash flow. Although the Company believes its assumptions and estimates are reasonable and appropriate, they are based in part on historical experience and are inherently uncertain. Unanticipated events and circumstances may occur that could differ adversely from the Company’s assumptions and estimates, which could require the Company to reduce its deferred tax assets in future periods.

Thomson Reuters Annual Report 2022

Critical judgments in applying accounting policies
Revenue recognition
To determine the appropriate revenue recognition for its products and services, management must assess whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together. In making the determination, management considers, for example, whether the Company regularly sells a product or service separately, or whether the products or services are highly interrelated. Management must also determine the standalone selling price (SSP) for each distinct performance obligation. The Company typically has more than one SSP for individual products and services due to the stratification of its offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of its contracts, the product or service sold, the customer’s market, geographic location and the number and types of users in each contract. Finally, management must also estimate the period over which to amortize assets arising from incremental costs of obtaining a contract. As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations in the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. Where the outcome of these tax-related
matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. As of December 31, 2022, the liability associated with uncertain tax positions was $229 million and is primarily included within “Current tax liabilities” on the consolidated statement of financial position.
Deferred Tax Assets
Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized, and are reduced to the extent that it is not probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In evaluating deferred tax assets, management must make judgments to assess the future taxable profits and likely outcomes of unresolved tax audits associated with the relevant jurisdictions. As of December 31, 2022, the Company had deferred tax assets of $1,493 million and disclosed unrecognized deferred tax assets of $1,317 million (see note 23).

Thomson Reuters Annual Report 2022

Note 3: Revenues
Revenues by type and geography
The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 4).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total
Year ended December 31,	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Recurring	2,631	2,523	1,305	1,209	799	742	612	596	-	-	(23)	(22)	5,324	5,048
Transactions	172	189	231	231	187	173	121	98	-	-	-	-	711	691
Global Print	-	-	-	-	-	-	-	-	592	609	-	-	592	609
Total	2,803	2,712	1,536	1,440	986	915	733	694	592	609	(23)	(22)	6,627	6,348

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Eliminations/ Rounding		Total
Year ended December 31,	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
U.S.	2,242	2,139	1,271	1,188	804	759	115	139	426	424	(23)	(22)	4,835	4,627
Canada (country of domicile)	69	64	9	10	34	33	4	4	79	83	-	-	195	194
Other	29	25	61	49	118	90	9	7	17	17	-	-	234	188
Americas (North America, Latin America, South America)	2,340	2,228	1,341	1,247	956	882	128	150	522	524	(23)	(22)	5,264	5,009
U.K.	262	276	107	107	17	19	450	376	34	41	-	-	870	819
Other	61	69	50	49	-	-	101	110	12	16	-	-	224	244
EMEA (Europe, Middle East and Africa)	323	345	157	156	17	19	551	486	46	57	-	-	1,094	1,063
Asia Pacific	140	139	38	37	13	14	54	58	24	28	-	-	269	276
Total	2,803	2,712	1,536	1,440	986	915	733	694	592	609	(23)	(22)	6,627	6,348
Contract liabilities

	December 31,

	2022	2021	2020
Deferred revenue	886	874	866
Deferred revenue as of December 31, 2022 increased compared to the balance as of December 31, 2021 as cash payments received or due in advance of satisfying performance obligations exceeded $849 million of revenues recognized from the deferred revenue balance at the beginning of the period.
Deferred revenue as of December 31, 2021 increased compared to the balance as of December 31, 2020 as cash payments received or due in advance of satisfying performance obligations exceeded $817 million of revenues recognized from the deferred revenue balance at the beginning of the period.
Costs to obtain a contract
Amortization of deferred commissions was $156 million and $139 million for the years ended December 31, 2022 and 2021, respectively, and was recorded within ”Operating expenses” in the consolidated income statement.

Thomson Reuters Annual Report 2022

Remaining performance obligations
As of December 31, 2022, remaining performance obligations were $16.8 billion (2021—$16.7 billion), including the portion recorded as deferred revenue. The Company expects to recognize these revenues as follows:

	December 31,

	2022	2021
1 year	26%	25%
Between 1 and 2 years	13%	13%
Between 2 and 3 years	8%	8%
Later than 3 years	53%	54%
The remaining performance obligations later than three years largely relate to a
n
ews
a
greement between Reuters News and the Data & Analytics business of London Stock Exchange Group plc (“LSEG”) for a minimum amount of revenue through October 1, 2048. In 2022, the Company recorded $360 million (2021—$339 million) of revenues under this agreement, which represent the current minimum annual value. However, these revenues may increase further as the contract requires adjustments related to changes in the consumer price index and foreign exchange rates. As permitted by IFRS 15,
Revenue from Contracts with Customers
, the Company excluded performance obligations for contracts with an original expected duration of less than one year from its disclosure.
Note 4: Segment Information
The Company is organized as five reportable segments, reflecting how the businesses are managed. The segments offer products and services to target customers as described below.
Legal Professionals
The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.
Corporates
The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven technology solutions for in-house
legal, tax, regulatory, compliance and IT professionals.
Tax & Accounting Professionals
The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.
Reuters News
The Reuters News segment supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via LSEG products.
Global Print
The Global Print segment provides legal and tax information primarily in print format to customers around the world.
The Company also reports “Corporate costs”, which includes expenses for corporate functions and the Change Program which are centrally managed. Corporate costs does not qualify as a reportable segment.

Thomson Reuters Annual Report 2022

	Year ended December 31,

	2022	2021
Revenues
Legal Professionals	2,803	2,712
Corporates	1,536	1,440
Tax & Accounting Professionals	986	915
Reuters News	733	694
Global Print	592	609
Eliminations/Rounding	(23)	(22)
Revenues	6,627	6,348

Adjusted EBITDA
Legal Professionals	1,227	1,091
Corporates	578	496
Tax & Accounting Professionals	451	379
Reuters News	154	103
Global Print	212	226
Total reportable segments adjusted EBITDA	2,622	2,295
Corporate costs	(293)	(325)
Fair value adjustments (see note 5)	18	8
Depreciation	(140)	(177)
Amortization of computer software	(485)	(474)
Amortization of other identifiable intangible assets	(99)	(119)
Other operating gains, net	211	34
Operating profit	1,834	1,242
Net interest expense	(196)	(196)
Other finance income	444	8
Share of post-tax (losses) earnings in equity method investments	(432)	6,240
Tax expense	(259)	(1,607)
Earnings from continuing operations	1,391	5,687
Reuters News revenues included $23 million and $22 million in 2022 and 2021, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.
In accordance with IFRS 8,
Operating Segments
, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.
Segment Adjusted EBITDA

•
Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax
earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.

•	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

Thomson Reuters Annual Report 2022

•
Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Revenues by Classes of Similar Products or Services
The following table sets forth revenues by major type:

	Year ended December 31,

	2022	2021
Electronic, software & services	6,035	5,739
Global Print	592	609
Total	6,627	6,348
Non-current
Assets by Geography

Geographic Information	Non-Current Assets (1)
	December 31,
	2022	2021 (2)
U.S.	12,141	12,717
Canada (country of domicile)	1,048	1,047
Other	186	174
Americas (North America, Latin America, South America)	13,375	13,938
Switzerland	2,000	1,908
U.K.	1,241	1,454
Other	42	43
EMEA (Europe, Middle East and Africa)	3,283	3,405
Asia Pacific	116	125
Total	16,774	17,468
(1)
Non-current
assets are primarily comprised of property and equipment, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.
(2) Amounts have been reclassified to reflect the current presentation.
Note 5: Operating Expenses
The components of operating expenses include the following:

	Year ended December 31,

	2022	2021
Salaries, commissions and allowances	2,408	2,478
Share-based payments	85	76
Post-employment benefits	143	144
Total staff costs	2,636	2,698
Goods and services (1)	1,316	1,306
Content	269	276
Telecommunications	37	50
Facilities	41	48
Fair value adjustments (2)	(19)	(8)
Total operating expenses	4,280	4,370
(1) Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2) Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

Thomson Reuters Annual Report 2022

Operating expenses included $171 million and $183 million in 2022 and 2021, respectively, related to the Change Program. The charges included severance as well as costs to drive technology and digital sales efficiencies.
Note 6: Other Operating Gains, Net
Other operating gains, net, were $211 million for the year ended December 31, 2022, which included gains on the sale of certain non-core
businesses.
Other operating gains, net, were $34 million for the year ended December 31, 2021 and included a benefit from the revaluation of warrants that the Company held in Refinitiv prior to its sale to LSEG on January 29, 2021, income related to a license that allowed the Refinitiv business of LSEG to use the “Reuters” mark and a gain on the sale of a non-core
business.
Note 7: Finance Costs, Net
The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Year ended December 31,

	2022	2021
Interest expense:
Debt	165	161
Derivative financial instruments - hedging activities	(1)	(3)
Other, net	20	19
Fair value losses (gains) on cash flow hedges, transfer from equity (see note 19)	74	(10)
Net foreign exchange (gains) losses on debt	(74)	10
Net interest expense - debt and other	184	177
Net interest expense - leases	8	8
Net interest expense - pension and other post-employment benefit plans	11	13
Interest income	(7)	(2)
Net interest expense	196	196

	Year ended December 31,

	2022	2021
Net gains due to changes in foreign currency exchange rates	(114)	(27)
Net (gains) losses on derivative instruments	(328)	19
Other	(2)	-
Other finance income	(444)	(8)
Net gains due to changes in foreign currency exchange rates
Net gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.
Net (gains) losses on derivative instruments
Net (gains) losses on derivative instruments related to foreign exchange contracts on instruments that are intended to reduce foreign currency risk on a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling (see note 19).

Thomson Reuters Annual Report 2022

Note 8: Equity Method Investments
Equity method investments in the consolidated statement of financial position were comprised of the following:

	December 31,

	2022	2021
YPL	6,028	6,574
Other equity method investments	171	162
Total equity method investments	6,199	6,736
Equity method investments were primarily comprised of the Company’s indirect investment in LSEG shares, which it holds through its direct investment in York Parent Limited and its subsidiaries (“YPL”), formerly Refinitiv Holdings Limited (“RHL”). YPL is an entity jointly owned by the Company, Blackstone’s consortium (comprised of The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone), and certain current LSEG and former members of Refinitiv senior management. As of December 31, 2022 and December 31, 2021, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 30% economic interest and a 24% voting interest in LSEG). As of December 31, 2022, the Company owned 42.84% (December 31, 2021 - 42.82%) of YPL and indirectly owned approximately 72.0 million (December 31, 2021 - 72.4 million) LSEG shares.
On December 12, 2022, the Company announced that it and certain investment funds affiliated with Blackstone agreed to sell approximately 21.2 million LSEG shares they co-own to
Microsoft for a fixed U.S. dollar price of $94.50 per share. After the sale, the Company will indirectly own approximately 61.5 million shares. In conjunction with the sale of shares to Microsoft, LSEG amended the terms of contractual lock-up
provisions previously agreed between LSEG and the Blackstone/Thomson Reuters entities that hold the LSEG shares, such that Thomson Reuters will be able to sell approximately 31 million of its indirectly owned shares in the twelve-month period beginning January 30, 2023, 22 million shares in the twelve-month period beginning January 30, 2024 and 8 million shares after the lock-up
arrangement terminates on January 29, 2025.
YPL is entitled to nominate three
non-executive
LSEG directors for as long as it holds at least 25% of LSEG shares, two LSEG directors for as long as it holds at least 17.5% but less than 25% of LSEG shares and one LSEG director for as long as it holds at least 10% but less than 17.5% of LSEG shares. For so long as YPL is entitled to nominate three directors, one nominee will be a Thomson Reuters representative. Once YPL is released from the lock-up
agreement described above, any disposals of LSEG shares will be subject to orderly marketing restrictions. A standstill restriction also applies to YPL under which it (and the underlying investors) have agreed not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods. YPL has also committed to vote its LSEG shares in line with the LSEG Board’s recommendation.
The investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which the Company has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business of LSEG, the investment in LSEG shares held by YPL is accounted for at fair value, based on the share price o
f
 LSEG. As the investment in LSEG is denominated in British pounds sterling, the Company has entered into a series of foreign exchange contracts to mitigate currency risk on its investment (see note 19).
The Company’s share of
post-tax
(losses) earnings in equity method inv
est
ments as reported in the consolidated income st
ateme
nt is comprised of the following:

	Year ended December 31,

	2022	2021
YPL	(416)	6,233
Other equity method investments	(16)	7
Total share of post-tax (losses) earnings in equity method investments	(432)	6,240

Thomson Reuters Annual Report 2022

In 2022, share of
post-tax
losses in equity method investments reflected a decrease in value of the LSEG investment due to foreign exchange losses of $787 million, which more than offset increases in value of $207 million due to a higher share price, dividend income of $87 million, and a $77 million gain on a forward contract relating to the agreement to sell LSEG shares to Microsoft for a fixed price.
In 2022, LSEG repurchased approximately 1.2 million ordinary shares from YPL under a buyback program announced by LSEG in August 2022. The Company received proceeds of $43 million, for approximately 0.5 million shares, which were distributed as a dividend and reduced its investment. The proceeds were presented in investing activities in the consolidated statement of cash flow.
In 2021, share of
post-tax
earnings in equity method investments reflected an $8,075 million gain from the sale of Refinitiv and $75 million in dividend income, which was partly offset by a $1,749 million decline in the value of the LSEG investment after the sale and $168 million of post-tax
losses related to the Refinitiv operations prior to the sale.
In March 2021, as permitted under a
lock-up
exception, approximately 10.1 million of the Company’s LSEG shares were sold for pre-tax
net proceeds of $994 million. Proceeds from the sale of the shares by YPL were also distributed to the Company as a dividend. The proceeds were presented in investing activities in the consolidated statement of cash flow.
Set forth below is summarized financial information for 100% of YPL (formerly RHL prior to its sale in January 2021.)

	Year ended December 31,

	2022	2021
Revenues	-	551
Gain related to the sale of Refinitiv to LSEG	-	18,645
Mark-to-market of LSEG shares	(1,354)	(3,895)
Income from forward contract	179	-
Dividend income	202	177
Refinitiv net loss prior to its sale to LSEG	-	(361)
Net (loss) earnings	(973)	14,566
Remove: Net earnings attributable to non-controlling interests	-	(11)
Net (loss) earnings attributable to YPL	(973)	14,555
Other comprehensive loss attributable to YPL	-	(214)
Total comprehensive (loss) income attributable to YPL	(973)	14,341

Thomson Reuters Annual Report 2022

The following table reconciles the net assets attributable to YPL (formerly RHL) to the Company’s carrying value of its investment in
YPL:

	December 31,

	2022	2021
Assets
Current assets	190	6
Non-current assets	14,620	16,068
Total assets	14,810	16,074
Liabilities
Current liabilities	10	4
Non-current liabilities	202	189
Total liabilities	212	193
Net assets attributable to YPL	14,598	15,881
Net assets attributable to YPL - beginning period	15,881	2,487
Net (loss) earnings attributable to YPL	(973)	14,555
Other comprehensive loss attributable to YPL	-	(214)
Other adjustments (1)	-	253
Distribution to owners	(310)	(1,200)
Net assets attributable to YPL - ending period	14,598	15,881
Thomson Reuters % share	42.84%	42.82%
Thomson Reuters $ share	6,254	6,800
Historical excluded equity adjustment (2)	(226)	(226)
Thomson Reuters carrying amount	6,028	6,574
(1) Consists of equity transactions excluded from total comprehensive income attributable to YPL.
(2) Represents the cumulative impact of equity transactions excluded from the Company’s investment in YPL.
Refer to note 31 for related party transactions with YPL and Refinitiv.
Note 9: Taxation
The components of tax expense for 2022 and 2021 are as follows:

	Year ended December 31,

	2022	2021
Current tax expense	339	945
Deferred tax (benefit) expense	(80)	662
Total tax expense	259	1,607
Taxes on items recognized in “Other comprehensive (loss) income” or directly in equity in 2022 and 2021 are as follows:

	Year ended December 31,

	2022	2021
Included in Other comprehensive (loss) income
Deferred tax (benefit) expense on remeasurement on defined benefit pension plans	(43)	58
Deferred tax benefit on share of other comprehensive loss in equity method investments	-	(23)
Included in Equity
Deferred tax expense (benefit) on share-based payments	28	(21)
Current tax benefit on share-based payments	(4)	(18)

Thomson Reuters Annual Report 2022

Items affecting tax expense for 2022 and 2021
Tax expense in each year included significant impacts related to the Company’s indirect investment in LSEG.
In 2022, tax expense included $124 million of tax benefit related to the Company’s losses in equity method investments and $80 million of tax expense related to other finance income, primarily from gains on foreign exchange contracts related to the Company’s investment in LSEG. Tax expense in 2022 also included a charge of $64 million to reflect the Company’s intention to settle a tax dispute with a tax loss carryforward that had been previously recognized as a deferred tax asset on its balance sheet.
In 2021, tax expense included $1,497 million related to the Company’s earnings in equity method investments, primarily related to the gain on sale of Refinitiv to LSEG.
Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.5% to the tax expense for 2022 and 2021:

	Year ended December 31,

	2022	2021
Income before tax	1,650	7,294
Income before tax multiplied by the standard rate of Canadian corporate tax of 26.5%	437	1,933
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(226)	(335)
Tax losses for which no benefit is recognized	77	21
Net non-taxable foreign exchange and other gains and losses	(86)	(3)
Tax (benefit) expense on changes in statutory intercompany investment values	(50)	34
Derecognition (recognition) of tax losses that arose in prior years due to changes in statutory intercompany investment values	50	(34)
Provision for uncertain tax positions	30	5
Derecognition (recognition) of tax assets that arose in prior years	68	(3)
Recognition of tax attributes of foreign subsidiaries	(29)	-
Impact of tax law changes	(13)	(17)
Research and development credits	(13)	(10)
Other adjustments related to prior years	6	11
Withholding taxes	4	8
Other differences	4	(3)
Total tax expense	259	1,607
The Company’s 2022 effective income tax rate on earnings from continuing operations was 15.7% (2021 – 22.0%). The effective income tax rate in both years was lower than the Canadian corporate income tax rate due significantly to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. The Company’s effective tax rate depends on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates. A 1% increase in the effective income tax rate would have increased 2022 income tax expense and decreased earnings from continuing operations by approximately $17 million.
Note 10: Discontinued Operations
(Loss) earnings from discontinued operations, net of tax, was $(53) million and $2 million for the years ended December 31, 2022 and December 31, 2021, respectively. In 2022, loss from discontinued operations, net of tax, was primarily comprised of losses arising on a receivable balance from LSEG relating to a tax indemnity. The losses were due to changes in foreign exchange and interest rates. In 2021, earnings from discontinued operations, net of tax, included residual income and expenses related to the Company’s former Financial & Risk business, which included tax benefits of $10 million related to the reversal of tax reserves no longer required due to the expiration of statutes of limitation.

Thomson Reuters Annual Report 2022

Note 11: Earnings Per Share
Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.
Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).
Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Year ended December 31,

	2022	2021
Earnings attributable to common shareholders	1,338	5,689
Less: Dividends declared on preference shares	(3)	(2)
Earnings used in consolidated earnings per share	1,335	5,687
Less: Loss (earnings) from discontinued operations, net of tax	53	(2)
Earnings used in earnings per share from continuing operations	1,388	5,685
The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Year ended December 31,

	2022	2021
Weighted-average number of common shares outstanding	483,634,135	493,106,315
Weighted-average number of vested DSUs	251,366	337,716
Basic	483,885,501	493,444,031
Effect of stock options and TRSUs	1,044,104	1,060,473
Diluted	484,929,605	494,504,504
There were no share-based compensation awards outstanding as of December 31, 2022 and 2021, respectively, where the exercise price was greater than the average market price.
Note 12: Cash and Cash Equivalents

	December 31,

	2022	2021
Cash
Cash at bank and on hand	820	389
Cash equivalents
Money market accounts	249	389
Cash and cash equivalents	1,069	778
Of total cash and cash equivalents, $81 million and $70 million as of December 31, 2022 and 2021, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Thomson Reuters Annual Report 2022

Note 13: Trade and Other Receivables

	December 31,

	2022	2021
Trade receivables	1,097	1,117
Less: allowance for doubtful accounts	(20)	(38)
Less: allowance for sales adjustments	(37)	(41)
Net trade receivables	1,040	1,038
Other receivables	29	19
Trade and other receivables	1,069	1,057
The aging of gross trade receivables at each reporting date was as follows:

	December 31,

	2022	2021
Current - 30 days	950	884
Past due 31-60 days	42	55
Past due 61-90 days	27	33
Past due 91-180 days	37	85
Past due >180 days	41	60
Balance as of December 31	1,097	1,117
Allowance for doubtful accounts
The change in the allowance for doubtful accounts was as follows:

	December 31,

	2022	2021
Balance at beginning of year	38	37
Charges	19	35
Write-offs	(36)	(34)
Translation and other, net	(1)	-
Balance at end of year	20	38
Trade and other receivables are written off when there is no reasonable expectation of recovery, such as the bankruptcy of the debtor. The potential for such losses is mitigated because customer creditworthiness is evaluated before credit is extended and there is no significant exposure to any single customer.
Note 14: Prepaid Expenses and Other Current Assets

	December 31,

	2022	2021
Inventory	29	28
Prepaid expenses	159	170
Current tax receivables (1)	68	68
Deferred commissions	146	140
Other current assets	67	104
Prepaid expenses and other current assets	469	510
(1) The 2022 period included $8 million (2021 – $9 million) of uncertain tax positions, which reduced total current tax receivables.

Thomson Reuters Annual Report 2022

Note 15: Property and Equipment
Property and equipment consist of the following:

	Land, Buildings and Building Improvements	Computer Equipment	Furniture, Fixtures and Other Equipment	Total
Cost:
December 31, 2020	914	792	296	2,002
Additions:
Capital expenditures	35	29	14	78
Leases	62	10	-	72
Removed from service	(58)	(488)	(34)	(580)
Disposals of businesses	(16)	(1)	(2)	(19)
Translation and other, net	(14)	(42)	(3)	(59)
December 31, 2021	923	300	271	1,494
Additions:
Capital expenditures	11	7	6	24
Leases	39	11	2	52
Removed from service	(100)	(41)	(10)	(151)
Translation and other, net	(35)	(10)	(4)	(49)
December 31, 2022	838	267	265	1,370
Accumulated depreciation:
December 31, 2020	(545)	(684)	(228)	(1,457)
Depreciation	(98)	(61)	(18)	(177)
Removed from service	58	488	34	580
Disposals of businesses	13	-	2	15
Translation and other, net	5	41	1	47
December 31, 2021	(567)	(216)	(209)	(992)
Depreciation	(73)	(50)	(17)	(140)
Removed from service	100	41	10	151
Translation and other, net	14	6	5	25
December 31, 2022	(526)	(219)	(211)	(956)
Carrying amount:
December 31, 2021	356	84	62	502
December 31, 2022	312	48	54	414
See note 27 for
right-of-use
assets carrying amounts and other related leases disclosures.

Thomson Reuters Annual Report 2022

Note 16: Computer Software
Computer software consists of the following:

	2022	2021
Cost:
Balance as of January 1,	4,918	4,771
Additions:
Internally developed	519	460
Purchased	2	3
Acquisitions	74	-
Removed from service	(24)	(344)
Disposals of businesses	(91)	(24)
Translation and other, net	(13)	52
Balance as of December 31,	5,385	4,918
Accumulated amortization:
Balance as of January 1,	(4,096)	(3,941)
Amortization	(485)	(474)
Removed from service	24	344
Disposals of businesses	81	19
Translation and other, net	13	(44)
Balance as of December 31,	(4,463)	(4,096)

Carrying amount as of December 31:	922	822

Thomson Reuters Annual Report 2022

Note 17: Other Identifiable Intangible Assets

	Indefinite Useful Life	Finite Useful Life

	Trade Names	Trade Names	Customer Relationships	Databases and Content	Other	Total
Cost:
December 31, 2020	2,646	147	1,844	640	743	6,020
Acquisitions	-	-	-	-	23	23
Removed from service	-	(7)	(3)	(1)	(5)	(16)
Disposals of businesses	-	(9)	(17)	-	-	(26)
Translation and other, net	-	(1)	(9)	(1)	(3)	(14)
December 31, 2021	2,646	130	1,815	638	758	5,987
Acquisitions	-	-	2	-	-	2
Removed from service	-	-	(1)	-	-	(1)
Disposals of businesses	-	-	(5)	-	-	(5)
Translation and other, net	-	-	(44)	(8)	(19)	(71)
December 31, 2022	2,646	130	1,767	630	739	5,912

Accumulated amortization:
December 31, 2020	-	(117)	(1,204)	(542)	(730)	(2,593)
Amortization	-	(10)	(82)	(20)	(7)	(119)
Removed from service	-	7	3	1	5	16
Disposals of businesses	-	9	17	-	-	26
Translation and other, net	-	1	8	1	4	14
December 31, 2021	-	(110)	(1,258)	(560)	(728)	(2,656)
Amortization	-	(9)	(64)	(20)	(6)	(99)
Removed from service	-	-	1	-	-	1
Disposals of businesses	-	-	5	-	-	5
Translation and ot h er, net	-	1	29	7	19	56
December 31, 2022	-	(118)	(1,287)	(573)	(715)	(2,693)
Carrying amount:
December 31, 2021	2,646	20	557	78	30	3,331
December 31, 2022	2,646	12	480	57	24	3,219
The carrying amount of indefinite-lived trade names as of December 31, 2022 and 2021 was comprised of the Reuters and West tradenames in the amounts of $1,939 million and $707 million, respectively.
Due to widespread brand recognition, long history and expected future use, these trade names have been assigned indefinite lives. For purposes of impairment testing, the West trade name was allocated to the Legal Professionals, Corporates and Global Print CGUs as it primarily benefits those CGUs. The Reuters trade name is considered a corporate asset, because it is used in the Company’s name, and therefore its carrying value was compared to the combined excess fair value of all the Company’s CGUs. The Company performed its annual test for impairment as of October 1, 2022. No impairment was recorded. See note 18.

Thomson Reuters Annual Report 2022

Note 18: Goodwill
The following table presents goodwill for the years ended December 31, 2022 and 2021:

	2022	2021
Cost:
Balance as of January 1,	5,940	5,976
Acquisitions	117	-
Disposals of businesses	(36)	(16)
Translation and other, net	(139)	(20)
Carrying amount as of December 31:	5,882	5,940
Impairment test of goodwill
The Company performed its annual goodwill impairment test as of October 1, 2022. No goodwill impairment was recorded as the estimated fair value less costs of disposal of each CGU exceeded their carrying values by a substantial amount. The Company performed the test for each CGU to which goodwill was allocated and monitored by management at the date of the test. The following table shows the carrying amount of goodwill that was tested for impairment by CGU:

Cash-Generating Unit	2022
Legal Professionals	3,232
Corporates	1,380
Tax & Accounting Professionals	832
Reuters News	133
Global Print	241
Valuation Techniques
The selection and application of valuation techniques and the determination of significant assumptions requires judgment. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13,
Fair Value Measurement
, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. To calculate market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.
Income approach
The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.
Market approach
The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Thomson Reuters Annual Report 2022

Significant Assumptions
Weighting of Valuation Techniques
The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.
Cash Flow Projections
Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36,
Impairment of Assets
. To project cash flows for the three-year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also considered the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.
Discount Rate
The Company assumed a discount rate to calculate the present value of its projected cash flows. The discount rate represented a weighted-average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.
Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.
Tax Rate
The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.
The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual Growth Rate (1)		Discount Rate	Tax Rate
Legal Professionals	2.5%		10.0%	26.0%
Corporates	2.5%		10.5%	26.2%
Tax & Accounting Professionals	3.0%		10.5%	27.3%
Reuters News	2.5%		12.0%	21.9%
Global Print	(5.5%	)	11.5%	26.3%
(1)  The perpetual growth rate is applied to the final year of cash flow projections.
Results and Sensitivities
As the fair value for each CGU exceeded its carrying value by a substantial amount, the sensitivity analysis demonstrated that no reasonably possible change in the perpetual growth rate, discount rate or income tax assumptions would cause the carrying a moun
ts of any CGU to exceed its recoverable amount.

Thomson Reuters Annual Report 2022

Note 19: Financial Instruments
Financial assets and liabilities
Financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2022	Assets/(Liabilities) at Amortized Cost	Assets/(Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging (1)	Total
Cash and cash equivalents	820	249	-	-	1,069
Trade and other receivables	1,069	-	-	-	1,069
Other financial assets – current	13	191	-	-	204
Other financial assets – non-current	24	400	61	42	527
Current indebtedness	(1,647)	-	-	-	(1,647)
Trade payables (see note 21)	(237)	-	-	-	(237)
Accruals (see note 21)	(834)	-	-	-	(834)
Other financial liabilities – current (2)(3)	(781)	(31)	-	-	(812)
Long-term indebtedness	(3,114)	-	-	-	(3,114)
Other financial liabilities – non-current (4)	(204)	(29)	-	-	(233)
Total	(4,891)	780	61	42	(4,008)

December 31, 2021	Assets/(Liabilities) at Amortized Cost	Assets/(Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging (1)	Total
Cash and cash equivalents	389	389	-	-	778
Trade and other receivables	1,057	-	-	-	1,057
Other financial assets – current	108	-	-	-	108
Other financial assets – non-current	27	235	68	99	429
Trade payables (see note 21)	(227)	-	-	-	(227)
Accruals (see note 21)	(950)	-	-	-	(950)
Other financial liabilities – current (2)	(174)	(1)	-	-	(175)
Long-term indebtedness	(3,786)	-	-	-	(3,786)
Other financial liabilities – non-current (4)	(215)	(19)	-	-	(234)
Total	(3,771)	604	68	99	(3,000)
(1) Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments or highly probable forecasted transactions.
(2) Includes lease liabilities of $56 million (2021 - $64 million).
(3) Includes a commitment to repurchase up to $718 million of shares related to the Company’s automatic share repurchase plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 24.
(4) Includes lease liabilities of $179 million (2021 - $197 million).
Fair Value
The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Thomson Reuters Annual Report 2022

Debt and Related Derivative Instruments
Carrying Amounts
Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or long-term, in the consolidated statement of financial position, as appropriate.
Fair Value
The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance
risk.
The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value

December 31, 2022	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	1,048	-	1,050	-
C$1,400, 2.239% Notes, due 2025	1,030	(42)	972	(42)
$600, 4.30% Notes, due 2023	599	-	594	-
$450, 3.85% Notes, due 2024 (1)	241	-	235	-
$500, 3.35% Notes, due 2026	497	-	473	-
$350, 4.50% Notes, due 2043 (1)	116	-	89	-
$350, 5.65% Notes, due 2043	342	-	324	-
$400, 5.50% Debentures, due 2035	396	-	379	-
$500, 5.85% Debentures, due 2040	492	-	482	-
Total	4,761	(42)	4,598	(42)
Current portion	1,647
Long-term portion	3,114	(42)

	Carrying Amount		Fair Value

December 31, 2021	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,103	(99)	1,119	(99)
$600, 4.30% Notes, due 2023	599	-	631	-
$450, 3.85% Notes, due 2024 (1)	241	-	256	-
$500, 3.35% Notes, due 2026	497	-	531	-
$350, 4.50% Notes, due 2043 (1)	116	-	128	-
$350, 5.65% Notes, due 2043	342	-	478	-
$400, 5.50% Debentures, due 2035	396	-	516	-
$500, 5.85% Debentures, due 2040	492	-	695	-
Total	3,786	(99)	4,354	(99)
Long-term portion	3,786	(99)
(1) Notes were partially redeemed in October 2018.

Thomson Reuters Annual Report 2022

Cross-currency interest rate swaps
The Company uses
fixed-to-fixed
cross-currency interest rate swaps to hedge its currency exposures on indebtedness. These instruments swap Canadian dollar denominated principal and interest payments into U.S. dollars. The critical terms of the swap, such as the timing and amount of cash flows, match the terms of the related indebtedness, creating an economic relationship that is expected to result in a highly effective hedge. To test for hedge ineffectiveness at hedge inception and subsequent reporting periods, the Company performs qualitative tests to confirm that the terms of the instruments have not changed, as well as quantitative tests to assess if the future cash flows of the swap and the indebtedness will offset one another. Ineffectiveness may arise from changes in cross currency basis spreads or the credit risk inherent in the swaps. As the Company’s risk management objective is to mitigate debt-related currency exposures, it seeks to achieve a 1:1 hedge ratio between the notional principal amount of the swaps and the underlying debt exposures, in which all of the critical terms of the instruments match.
As of December 31, 2022 and December 31, 2021, the Company recorded swaps outstanding in the consolidated statement of financial position at their fair value, which was an asset of $42 million and $99 million, respectively. These swaps were designated as cash flow hedges.
The details of these instruments for the years ended December 31, 2022 and 2021 are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2025	US$999
Currency Risk Exposures
At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.
The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before Currency Hedging Arrangements		After Currency Hedging Arrangements

	December 31,		December 31,

	2022	2021	2022	2021
Canadian dollar	1,030	1,103	-	-
U.S. dollar	3,731	2,683	4,719	3,687
	4,761	3,786	4,719	3,687
Interest Rate Risk Exposures
As of December 31, 2022 and 2021, the Company’s notes and debentures (after swaps) pay interest at fixed rates. The weighted-average interest rate including commercial paper borrowings was 4.3% in 2022 (2021 – 4.1%).
Foreign Exchange Contracts
The Company has entered into foreign exchange contracts that are intended to reduce foreign currency risk related to a portion of its indirect investment in LSEG, which is denominated in British pounds sterling. As of December 31, 2022, the Company had foreign exchange contracts with a notional amount of £3.9 billion ($5.0 billion) outstanding. In 2022, gains of $328 million (2021 – losses of $19 million) were reported within “Other finance income” in the consolidated income statement (see note 7) due to fluctuations in the U.S. dollar – British pounds sterling exchange rate. These instruments are not related to changes in the LSEG share price. The Company records the foreign exchange contracts at fair value each reporting period. The associated net fair value of these contracts was an asset of $309 million (December 31, 2021 – $19 million liability) and were recorded within other financial assets or liabilities, current or long-term as appropriate, in the consolidated statement of financial position. As of December 31, 2022, the Company’s interest in LSEG shares had a market value of approximately $6.2 billion, based on LSEG’s share price on that day (December 31, 2021 – $6.8 billion).

Thomson Reuters Annual Report 2022

Fair value gains and losses from derivative financial instruments
Fair value gains and losses from derivative financial instruments recognized in the consolidated income statement and consolidated statement of changes in equity were as follows:

	Year ended December 31,

	2022		2021

	Fair Value Gain (Loss) Through Earnings	Fair Value Gain Through Equity	Fair Value Gain (Loss) Through Earnings	Fair Value Loss Through Equity
Warrants	-	-	9	-
Foreign exchange contracts	328	-	(19)	-
Hedging instruments:
Cross currency interest rate swaps – cash flow hedges	(75)	17	9	(11)
Forward interest rate swaps – cash flow hedges	1	-	1	-
	254	17	-	(11)
Financial Risk Management
The Company is exposed to a variety of financial risks including market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk, as its operations are diverse and global. The Company is also exposed to currency and price risk on its investment in LSEG. A centralized corporate treasury group works to minimize the potential adverse effects from these risks by using hedging strategies, where applicable, as well as associating with high quality financial institutions, limiting exposures to counterparties and ensuring flexible sources of funding. The Chief Financial Officer oversees the overall approach and ensures the use of strict guidelines and internal control processes.
Market Risk
Currency Risk
The Company’s consolidated financial statements are expressed in U.S. dollars. However, the Company transacts a portion of its business in other currencies and is therefore subject to the effects of foreign currency translation into U.S. dollars as well as currency transaction risk.
The impact of foreign currency translation from changes in exchange rates between 2021 and 2022 decreased consolidated revenues and operating expenses by 2%, and 3%, respectively, and generated $317 million of net translation losses (2021 – $61 million of net translation losses), which were recorded within accumulated other comprehensive loss in shareholders’ equity.
Exposure to currency transaction risk is minimized as the Company generally bills customers and incurs operating expenses in the functional currency of the legal entity that records the transaction. However, the Company is exposed to currency transaction risk from the revaluation of non-permanent
intercompany loans in certain of its legal entities, which impacts earnings. In addition, the indirect investment in LSEG denominated in British pounds sterling exposes the Company to currency risk.

Thomson Reuters Annual Report 2022

The table below shows the impact on earnings that a hypothetical 10% strengthening of the U.S. dollar against other foreign currencies would have as a result of changes in fair values of financial instruments as of December 31, 2022.

Increase (decrease) impact on earnings from:	£	€	C$	Other Currencies	Total
Financial assets and liabilities (1)	1	-	1	4	6
Receivables under indemnification arrangement	(23)	(1)	-	(1)	(25)
Non-permanent intercompany loans	67	24	58	15	164
Indirect investment in LSEG sh a res	(618)	-	-	-	(618)
Foreign exchange contracts (2)	469	-	-	-	469
Total impact on earnings	(104)	23	59	18	(4)
(1) Excludes debt which has been swapped into U.S. dollar obligations.
(2) Represents foreign exchange contracts intended to mitigate currency exposure to LSEG shares.
The Company only uses derivative instruments to reduce foreign currency and interest rate exposures. Canadian dollar borrowings are generally converted to U.S. dollar obligations through currency swap arrangements. Foreign exchange contracts are used to reduce foreign currency risk related to a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling. See “Cross-currency interest rate swaps” and “Foreign Exchange Contracts” sections above within this note. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.
Interest Rate Risk
The Company has no significant exposure to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings. As of December 31, 2022, the Company’s notes and debentures (after swaps) pay interest at fixed rates, and there were no derivatives designated as fair value hedges.
Price Risk
The Company has no significant exposure to price risk from commodities in the normal course of business. The Company’s exposure to price risk from equity securities is limited to its indirect investment in LSEG, which is subject to variability based on changes in the price of LSEG shares. As of December 31, 2022, the Company indirectly owned 72.0 million LSEG shares which had a market value of approximately $6.2 billion. Based on the amount of shares owned as of December 31, 2022, a 10% increase or decrease in the share price of LSEG would increas
e
 or decrease share of
post-tax
earnings in equity method investments by approximately $618 million.
Credit Risk
Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure as follows:

•
Cash investments are placed with high-quality financial institutions with limited exposure to any one institution. As of December 31, 2022, approximately 99% of cash and cash equivalents were held by institutions that were rated at
“A-“
or higher by at least one of the major credit rating agencies;

•	Counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and

•	The Company assesses the creditworthiness of its customers.
No allowance for credit losses on financial assets was required as of December 31, 2022, other than the allowance for doubtful accounts (see note 13) and for credit risk associated with receivables under an indemnification arrangement (see “Fair value estimation” section below). Further, no financial or other assets have been pledged.

Thomson Reuters Annual Report 2022

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $1,069 million (2021 - $778 million), trade and other receivables $1,069 million (2021 - $1,057 million), derivative financial assets $388 million (2021 - $99 million) and other financial assets $282 million (2021 - $370 million).
The Company is also exposed to credit risk from the guarantee related to its investment in 3 Times Square Associates LLC (“3XSQ Associates”) (see note 30).
Liquidity Risk
A centralized treasury function ensures funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also considers account borrowing limits, cash restrictions and compliance with debt covenants.
Cash which is surplus to working capital requirements is invested in money market funds or bank money market deposits with maturities aligned to expected cash needs. As of December 31, 2022, cash and cash equivalents were $1,069 million. In addition, the Company maintains a commercial paper program, which provides cost-effective and flexible short-term funding, and a $2.0 billion credit facility, which provides additional liquidity, as further described below.
Commercial Paper Program
The Company’s $2.0 billion commercial paper program provides cost effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $1,048 million is included in “Current indebtedness” within the consolidated statement of financial position as of December 31, 2022 (December 31, 2021 – nil).
Credit Facility
In November 2022, the Company amended and restated its credit facility agreement to increase the commitment to $2.0 billion, from $1.8 billion and extend the maturity to November 2027. The facility may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of December 31, 2022 and 2021. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secure Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR”)/Simple Sterling Overnight Index Average (“SONIA”) plus 102.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. If the Company’s debt rating is downgraded by Moody’s, S&P or Fitch, the facility fees and borrowing costs would increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fees and borrowing costs.
The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of December 31, 2022, the Company was in compliance with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 1.6:1.

Thomson Reuters Annual Report 2022

The tables below set forth
non-derivative
and derivative financial liabilities by maturity based on the remaining period from December 31, 2022 and 2021, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2022	2023	2024	2025	2026	2027	Thereafter	Total
Commercial paper	1,050	-	-	-	-	-	1,050
Notes/debentures (1)	600	242	1,033	500	-	1,369	3,744
Interest payable (1)	151	125	105	84	76	943	1,484
Debt-related hedges outflows (2)	22	22	1,011	-	-	-	1,055
Debt-related hedges inflows (1)	(23)	(23)	(1,045)	-	-	-	(1,091)
Trade payables	237	-	-	-	-	-	237
Accruals	834	-	-	-	-	-	834
Lease liabilities	68	52	40	29	21	53	263
Foreign exchange contracts outflows (3)	2,951	2,092	-	-	-	-	5,043
Foreign exchange contracts inflows (4)	(3,118)	(2,233)	-	-	-	-	(5,351)
Other financial liabilities	725	25	-	-	-	-	750
Total	3,497	302	1,144	613	97	2,365	8,018

December 31, 2021	2022	2023	2024	2025	2026	Thereafter	Total
Notes/debentures (1)	-	600	242	1,108	500	1,369	3,819
Interest payable (1)	153	153	127	105	84	1,019	1,641
Debt-related hedges outflows (2)	22	22	22	1,010	-	-	1,076
Debt-related hedges inflows (1)	(25)	(25)	(25)	(1,120)	-	-	(1,195)
Trade payables	227	-	-	-	-	-	227
Accruals	950	-	-	-	-	-	950
Lease liabilities	73	63	46	35	26	45	288
Foreign exchange contracts outflows (3)	-	1,746	1,743	-	-	-	3,489
Foreign exchange contracts inflows (4)	-	(1,738)	(1,732)	-	-	-	(3,470)
Other financial liabilities	110	18	-	-	-	-	128
Total	1,510	839	423	1,138	610	2,433	6,953
(1) Represents contractual cash flows calculated using spot foreign exchange rates as of the period then ended.
(2) Represents contractual U.S. dollar cash flows.
(3) Represents contractual cash flows translated at the contract rate.
(4) Represents contractual cash flows calculated using forward foreign exchange rates as of the period then ended.
Capital Management
The Company’s capital management strategy is focused on ensuring that it has the investment capacity to drive revenue growth both organically and through acquisitions, while also maintaining its long-term financial leverage and credit ratings and continuing to provide returns to shareholders.
The Company’s principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, the Company issues commercial paper, borrows under its credit facility and issues debt securities. The Company’s principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. The Company believes that its existing sources of liquidity will be sufficient to fund its expected 2023 cash requirements in the normal course of business.
Additionally, the Company targets a leverage ratio of net debt, as defined below, to adjusted EBITDA of no more than 2.5x as a measure of its financial flexibility and ability to maintain investment grade credit ratings. As of December 31, 2022, the Company was below its maximum target ratio.

Thomson Reuters Annual Report 2022

The Company’s investment grade credit ratings provide additional financial flexibility and the ability to borrow to support the operations and growth strategies of the business. The following table sets forth the credit ratings that the Company has received from rating agencies in respect of its outstanding securities as of December 31, 2022:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable
Net debt is defined as total indebtedness (excluding the associated unamortized transaction costs and premiums or discounts) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair value of the interest-related component of hedging instruments in the measurement of net debt.
The following table presents the calculation of net debt:

	December 31,

	2022	2021
Current indebtedness	1,647	-
Long-term indebtedness	3,114	3,786
Total debt	4,761	3,786
Swaps	(42)	(99)
Total debt after swaps	4,719	3,687
Remove fair value adjustments for hedges (1)	7	(10)
Total debt after currency hedging arrangements	4,726	3,677
Remove transaction costs, premiums or discounts included in the carrying value of debt	33	33
Add: Lease liabilities (current and non-current)	235	261
Less: cash and cash equivalents	(1,069)	(778)
Net debt	3,925	3,193
(1) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

Thomson Reuters Annual Report 2022

The following reconciles movements of liabilities to cash flows arising from financing activities for the years ended December 31, 2022 and 2021:

	Notes and Debentures	Commercial Paper	Derivative Instruments Liabilities (Assets)	Lease Liabilities	Total Liabilities From Financing Activities
December 31, 2020	3,772	-	(100)	306	3,978
Payments of lease principal (1)	-	-	-	(109)	(109)
Additional leases	-	-	-	77	77
Foreign exchange movements	9	-	(9)	(5)	(5)
Other, net (2)	5	-	10	(8)	7
December 31, 2021	3,786	-	(99)	261	3,948
Proceeds from commercial paper	-	2,352	-	-	2,352
Repayments of commercial paper	-	(1,310)	-	-	(1,310)
Payments of lease principal	-	-	-	(65)	(65)
Additional leases	-	-	-	56	56
Foreign exchange movements	(75)	-	75	(12)	(12)
Other, net (2)	2	6	(18)	(5)	(15)
December 31, 2022	3,713	1,048	(42)	235	4,954
(1) Includes $23 million to exit a technology equipment lease.
(2) Includes amortization of transaction and discount costs as well as fair value movements on derivatives.
Fair value estimation
The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

• Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 –	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

• Level 3 –	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Thomson Reuters Annual Report 2022

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

December 31, 2022				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	249	-	249
Other receivables (1)	-	-	245	245
Foreign exchange contracts (2)	-	346	-	346
Financial assets at fair value through earnings	-	595	245	840
Financial assets at fair value through other comprehensive income (3)	19	-	42	61
Derivatives used for hedging (4)	-	42	-	42
Total assets	19	637	287	943

Liabilities
Foreign exchange contracts (2)	-	(37)	-	(37)
Contingent consideration (5)	-	-	(23)	(23)
Financial liabilities at fair value through earnings	-	(37)	(23)	(60)
Total liabilities	-	(37)	(23)	(60)

December 31, 2021				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	389	-	389
Other receivables (1)	-	-	235	235
Financial assets at fair value through earnings	-	389	235	624
Financial assets at fair value through other comprehensive income (3)	46	22	-	68
Derivatives used for hedging (4)	-	99	-	99
Total assets	46	510	235	791

Liabilities
Contingent consideration (5)	-	-	(1)	(1)
Foreign exchange contracts (2)	-	(19)	-	(19)
Financial liabilities at fair value through earnings	-	(19)	(1)	(20)
Total liabilities	-	(19)	(1)	(20)
(1) Receivables under indemnification arrangement (see below and in note 30).
(2) Relates to the management of foreign exchange risk on a portion of the Company’s indirect investment in LSEG.
(3) Investments in entities over which the Company does not have control, joint control or significant influence.
(4) Comprised of
fixed-to-fixed
cross-currency swaps on indebtedness.
(5) Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.
The receivable from the indemnification arrangement is a level 3 in the fair value measurement hierarchy. The increase in the receivable between December 31, 2021 and December 31, 2022 primarily reflected additional payments that are expected to be recovered, offset by fair value losses based on interest rates associated with the indemnifying party’s credit profile and foreign exchange losses, which are included within (loss) earnings from discontinued operations, net of tax, in the consolidated income statement.

Thomson Reuters Annual Report 2022

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. On December 31, 2022, $22 million of financial assets at fair value through other comprehensive income was transferred from level 2 to level 3, compared to December 31, 2021, as the valuation of the related assets was not based on observable market data. In addition, $20 million of activity, primarily related to new acquisitions, was classified as level 3.
Valuation Techniques
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter
derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of cross-currency interest rate swaps and foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and

•	The fair value of contingent consideration is calculated based on estimates of future revenue performance.

Thomson Reuters Annual Report 2022

Offsetting Financial Assets and Financial Liabilities
The Company is subject to master netting arrangements with certain counterparties. Certain of these arrangements allow for the netting of assets and liabilities in the ordinary course of business and are reflected on a net basis in the consolidated statement of financial position. In other circumstances, netting is permitted only in the event of bankruptcy or default of either party to the agreement, and such amounts are not netted in the consolidated statement of financial position. The following table sets forth balances that are subject to master netting arrangements, however there were no offsetting amounts as of December 31, 2022 or 2021.

Financial assets	Gross Financial Assets	Gross Financial Liabilities Netted Against Assets	Net Financial Assets in the Consolidated Statement of Financial Position	Related Financial Liabilities Not Netted	Net Amount
Derivative financial assets	388	-	388 (1)	-	388
Cash and cash equivalents	21	-	21 (2)	-	21
December 31, 2022	409	-	409	-	409

Derivative financial assets	99	-	99 (1)	-	99
Cash and cash equivalents	38	-	38 (2)	-	38
December 31, 2021	137	-	137	-	137

Financial liabilities	Gross Financial Liabilities	Gross Financial Assets Netted Against Liabilities	Net Financial Liabilities in the Consolidated Statement of Financial Position	Related Financial Assets Not Netted	Net Amount
Derivative financial liabilities	37	-	37 (3)	-	37
December 31, 2022	37	-	37	-	37

Derivative financial liabilities	19	-	19 (4)	-	19
December 31, 2021	19	-	19	-	19
(1) Included within “Other financial assets”, current or long-term as appropriate, in the consolidated statement of financial position.
(2) Included within “Cash and cash equivalents” in the consolidated statement of financial position.
(3) Included within “Other financial liabilities”, current or long-term as appropriate, in the consolidated statement of financial position.
(4) Included within “Other financial liabilities” long-term in the consolidated statement of financial position.
Note 20: Other
Non-Current
Assets

	December 31,

	2022	2021
Net defined benefit plan surpluses (see note 26)	48	239
Cash surrender value of life insurance policies	337	346
Deferred commissions	121	127
Other non-current assets (1)	113	85
Total other non-current assets	619	797
(1) Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $94 million and $74 million as of December 31, 2022 and 2021, respectively (see note 30).

Thomson Reuters Annual Report 2022

Note 21: Payables, Accruals and Provisions

	December 31,

	2022	2021
Trade payables	237	227
Accruals	834	950
Provisions (see note 22)	108	107
Other current liabilities	43	79
Total payables, accruals and provisions	1,222	1,363
Note 22: Provisions and Other
Non-Current
Liabilities

	December 31,

	2022	2021
Net defined benefit plan obligations (see note 26)	526	506
Deferred compensation and employee incentives	72	99
Provisions	86	94
Other non-current liabilities	7	10
Total provisions and other non-current liabilities	691	709
The following table presents the movement in provisions for the years ended December 31, 2022 and 2021:

	Employee- Related	Facilities- Related	Other	Total
Balance as of December 31, 2020	46	28	177	251
Charges	56	4	(1)	59
Utilization	(60)	(3)	(14)	(77)
Translation and other, net	1	-	(33)	(32)
Balance as of December 31, 2021	43	29	129	201
Less: short-term provisions	42	4	61	107
Long-term provisions	1	25	68	94
Balance as of December 31, 2021	43	29	129	201
Charges	63	-	3	66
Utilization	(55)	(3)	(13)	(71)
Translation and other, net	1	(3)	-	(2)
Balance as of December 31, 2022	52	23	119	194
Less: short-term provisions	50	3	55	108
Long-term provisions	2	20	64	86
Employee-related
The employee-related provisions consisted of severance.
Facilities-related
Facilities-related provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next four years.

Thomson Reuters Annual Report 2022

Other
Other includes provisions related to items such as disposed businesses, legal matters and health care.
Note 23: Deferred Tax
The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities	Goodwill and Other Identifiable Intangible Assets	Equity Method Investments	Other	Total
December 31, 2020	546	172	273	991
Acquisitions	5	-	-	5
(Benefit) expense to income statement - continuing operations	(26)	586	16	576
Benefit to other comprehensive income	-	(23)	-	(23)
Translation and other, net	1	130	(123)	8
December 31, 2021	526	865	166	1,557
Acquisitions	-	-	14	14
Benefit to income statement - continuing operations	(15)	(162)	(129)	(306)
Translation and other, net	1	-	6	7
December 31, 2022	512	703	57	1,272

Deferred tax assets	Tax Losses and Other Attributes	Goodwill and Other Identifiable Intangible Assets	Employee Benefits and Compensation	Other	Total
December 31, 2020	209	1,110	214	268	1,801
Acquisitions	-	-	-	5	5
Benefit (expense) to income statement - continuing operations	57	(55)	(4)	(84)	(86)
Expense to income statement - discontinued operations	-	-	-	(1)	(1)
Expense to other comprehensive income	-	-	(58)	-	(58)
Benefit to equity	-	-	21	-	21
Translation and other, net	1	3	2	3	9
December 31, 2021	267	1,058	175	191	1,691
Acquisitions	4	-	-	-	4
Expense to income statement - continuing operations	(105)	(77)	(8)	(36)	(226)
Benefit to other comprehensive income	-	-	43	-	43
Expense to equity	-	-	(28)	-	(28)
Translation and other, net	10	(2)	3	(2)	9
December 31, 2022	176	979	185	153	1,493
Net deferred tax asset as of December 31, 2021					134
Net deferred tax asset as of December 31, 2022					221

Thomson Reuters Annual Report 2022

The estimated recovery period for the deferred tax balances, which is based on the classification of the underlying items in the consolidated statement of financial position, is shown below:

	December 31,

	2022	2021
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	1,270	1,555
Deferred tax liabilities to be recovered within 12 months	2	2
Total deferred tax liabilities	1,272	1,557

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	1,400	1,614
Deferred tax assets to be recovered within 12 months	93	77
Total deferred tax assets	1,493	1,691
Net deferred tax asset	221	134
Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits and the resolution of uncertain tax positions is probable. The ability to realize these deferred tax benefits is dependent on a number of factors, including the future profitability of operations and the resolution of tax audits in the jurisdictions in which the deferred tax assets arose.
As of December 31, 2022, the following summarizes the Company’s tax losses, certain deductible temporary differences and other tax attributes:

	Carry Forward Loss/ Tax Attributes	Tax Value	Unrecognized Deferred Tax Assets	Net Deferred Tax Assets
Canadian net operating losses	2,191	582	(582)	-
Net operating losses – other jurisdictions	1,667	422	(369)	53
Capital losses	513	129	(114)	15
Investment in subsidiaries	305	74	(74)	-
Other deductible temporary differences	412	109	(109)	-
U.S. state net operating losses (1)	n/m	3	(1)	2
Other attributes and credits (2)	n/m	174	(68)	106
Total		1,493	(1,317)	176
(1) The aggregation of U.S. state net operating losses is not meaningful due to differing combination and apportionment rules in various states.
(2) As other attributes and credits are calculated on an
after-tax
basis, there is no carry forward loss amount to disclose.
If not utilized, most of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2023 and 2042. Approximately $950 million of the tax losses carried forward in other jurisdictions expire between 2034 and 2039, and the remainder may be carried forward indefinitely.
No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and equity method investments to the extent that the Company can control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian
subsidiaries, which were $15.8 billion as of December 31, 2022 (2021 - $15.2 billion).

Thomson Reuters Annual Report 2022

Note 24: Capital
The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of Common Shares	Stated Capital	Series II, Cumulative Redeemable Preference Share Capital	Contributed Surplus	Total Capital
Balance, December 31, 2020	497,117,528	3,609	110	1,739	5,458
Shares issued under DRIP	239,779	24	-	-	24
Stock compensation plans (1)	1,530,915	148	-	(56)	92
Repurchases of common shares	(12,795,358)	(78)	-	-	(78)
Balance, December 31, 2021	486,092,864	3,703	110	1,683	5,496
Shares issued under DRIP	263,730	27	-	-	27
Stock compensation plans (1)	1,575,342	168	-	(149)	19
Repurchases of common shares (2)	(11,872,826)	(144)	-	-	(144)
Balance, December 31, 2022	476,059,110	3,754	110	1,534	5,398
(1) Movements in contributed surplus include cash payments related to withholding tax on stock compensation plans.
(2) Stated capital was reduced by $50 million as of December 31, 2022 related to the Company’s automatic share purchase plan. See share repurchases below.
Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.
Dividends
Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its DRIP. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Year ended December 31,

	2022	2021
Dividends declared per common share	$1.78	$1.62
Dividends declared	861	797
Dividends reinvested	(27)	(24)
Dividends paid	834	773
Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.
Share Repurchases – Normal Course Issuer Bid (“NCIB”)
The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. In June 2022, the Company announced that it plans to repurchase up to $2.0 billion of its common shares. Share repurchases are typically executed under a NCIB. Under the current NCIB, the Company may repurchase up to 24 million common shares between June 13, 2022 and June 12, 2023 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases.

Thomson Reuters Annual Report 2022

Details of share repurchases were as follows:

	Year ended December 31,

	2022	2021
Share repurchases (millions of U.S. dollars)	1,282	1,400
Shares repurchased (number in millions)	11.9	12.8
Share repurchases - average price per share in U.S. dollars	$107.99	$109.42
Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into an automatic share purchase plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule
10b5-1
under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on November 30, 2022. As a result, the Company recorded a $718 million liability in “Other financial liabilities” within current liabilities as of December 31, 2022 with a corresponding amount recorded in equity in the consolidated statement of financial position (December 31, 2021 – nil).
Series II, Cumulative Redeemable Preference Shares
The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2022 and 2021, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting
and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.
Note 25: Share-Based Compensation
The Company operates equity-settled compensation plans under which it receives services from employees as consideration for equity instruments of the Company. Each plan is described below:
Stock Incentive Plan
Under its stock incentive plan, the Company may grant stock options, TRSUs, performance restricted share units (“PRSUs”) and other awards to certain employees for a maximum of up to 69,150,969 common shares. As of December 31, 2022, there were 9,069,475 awards available for grant (2021 – 10,027,352). The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

Equity-settled

Type of award	Vesting period	Fair Value Measure	Compensation expense based on:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date
TRSUs	Up to five years	Closing common share price	Fair value on business day prior to grant date
PRSUs	Three-year performance period	Closing common share price	Fair value on business day prior to grant date

Thomson Reuters Annual Report 2022

Additional information on each type of award is as follows:
Stock Options
The maximum term of an option is 10 years from the grant date. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.
The weighted-average fair value of options granted for the years ended December 31, 2022 and 2021 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2022	2021
Weighted-average fair value ($)	15.69	11.34
Weighted-average of key assumptions:
Share price ($)	102.00	88.78
Exercise price ($)	102.00	88.78
Risk-free interest rate	1.6%	0.8%
Dividend yield	2.4%	2.8%
Volatility factor	21%	21%
Expected life (in years)	5	5
The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.
Time-Based Restricted Share Units (TRSUs)
TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $104.64 and $96.62 for the years ended December 31, 2022 and 2021, respectively.
Performance Restricted Share Units (PRSUs)
PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance, typically over a three-year period, against pre-established
performance goals. Between 0% and 200% of the initial amounts may vest for grants made from 2020 through 2022. The weighted-average fair value of PRSUs granted was $101.98 and $89.16 for the years ended December 31, 2022 and 2021, respectively.
Employee Stock Purchase Plan (ESPP)
The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 20,388,909 common shares can be purchased through the ESPP.

Thomson Reuters Annual Report 2022

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	Total	Weighted- Average Exercise Price($) (1)
Awards outstanding (in thousands):
Outstanding as of December 31, 2020	3,461	2,125	745	6,331	54.06
Granted	513	580	286	1,379	88.78
Exercised	(1,311)	(940)	-	(2,251)	44.60
Forfeited	(65)	(151)	(82)	(298)	77.67
Outstanding as of December 31, 2021	2,598	1,614	949	5,161	65.11
Exercisable as of December 31, 2021	593	-	-	593	56.46
Granted	384	668	321	1,373	102.00
Exercised	(893)	(736)	(395)	(2,024)	49.10
Forfeited	(181)	(156)	(77)	(414)	85.75
Outstanding as of December 31, 2022	1,908	1,390	798	4,096	78.06
Exercisable as of December 31, 2022	695	-	-	695	69.05
(1) Represents the weighted-average exercise price for stock options. TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.
In 2022, the weighted-average share price at the time of exercise for the awards described above was $106.46 per share (2021 – $95.33).
Share-based compensation expense for years ended December 31, 2022 and 2021 was as follows:

	Stock Options	TRSUs	PRSUs	ESPP	Total
December 31, 2022	5	54	23	3	85
December 31, 2021	6	39	26	5	76
Relative to the share-based awards outstanding as of December 31, 2022, the Company expects to pay approximately $108 million as of December 31, 2022 (2021 - $163 million) to tax authorities for employee withholding tax liabilities when these awards are exercised in the future.
The following table summarizes additional information relating to stock options outstanding as of December 31, 2022:

Range of exercise prices (1)	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price for Awards Outstanding	Number Exercisable (in thousands)	Weighted-Average Exercise Price for Awards Exercisable
35.01 - 40.00	38	5	$39.49	38	$39.49
40.01 - 45.00	50	1	$42.30	50	$42.30
50.01 - 55.00	281	4	$54.36	121	$54.36
60.01 - 65.00	12	6	$63.26	9	$63.26
75.01 - 80.00	834	6	$75.96	401	$75.96
85.01 - 90.00	362	8	$88.87	76	$88.87
100.01 - 105.00	331	9	$102.00	-	$102.00
Total	1,908			695
(1) TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

Thomson Reuters Annual Report 2022

Note 26: Employee Benefit Plans
Retirement Benefits
The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19,
Employee Benefits
, using the projected unit credit method.
The most significant funded defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”), covering U.S. employees, and The Thomson Corporation PLC Pension Scheme (“TTC”), covering U.K. employees. The Company also has unfunded obligations consisting of supplemental executive retirement plans (“SERPs”) and OPEB consisting largely of retiree medical benefits, both primarily in the U.S. Defined benefit obligations in the rest of the world are less significant.
Defined benefit plan design and governance
Benefits are generally based on salary and years of service, although each plan has a unique benefits formula. The normal retirement age is typically in the range of 60 to 65 years and benefits are generally payable in annuity or lump sum upon retirement. Most plans include provisions for early retirement, death, survivor and disability benefits. Under the TTC plan, vested benefits of former employees who are not yet of retirement age are held in deferment. Under the TRGP, former and future terminating employees with vested benefits have the option to receive benefits as a lump sum or to defer benefits until retirement. In addition, future TRGP retirees may receive benefits in lump sum or annuity. Eligible benefits under the TTC plan increase based on inflation, whereas TRGP benefits are not indexed to inflation. In some countries, the Company operates cash balance plans (accounted for as defined benefit obligations) where the accumulated balance on the pension account is based on employee and employer allocations and a promised annual crediting rate.
Except where required by law, virtually all defined benefit plans are closed to new employees.
The TRGP is a qualified pension plan in the U.S. and is governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). In its role as plan fiduciary, the Company has a policy to contribute at least the minimum required amount under ERISA.
Similar to the TRGP, the Company bears the cost of the TTC plan (less employee contributions). However, the responsibility for the management and governance of the TTC plan lies with an independent trustee board (the “Trustees”). The Trustees are responsible for carrying out triennial valuations (unless circumstances require an earlier review) and securing funding for benefit payments. To develop funding valuations and investment policies, the Trustees consult with the plan’s actuary (who is independent of the Company’s actuary), the plan’s investment advisors (also independent of the Company’s investment advisors) and the Company. The Trustees and the Company are required to agree on a schedule of contributions in support of funding objectives. These arrangements are updated in conjunction with the triennial valuations.
Other international locations operate various pension plans in accordance with local regulations and practices.
Plan amendments
In March 2021, the TTC plan was amended to freeze the plan from future service accruals effective July 1, 2021. This change was made after consultation with the plan’s Trustees and active members. The TTC plan amendment resulted in a gain of $4 million in 2021 reflecting a reduction of defined benefit obligations. The gain was recognized in “Other operating gains, net” within the consolidated income statement. The TRGP was frozen from future service accruals effective from January 1, 2023.

Thomson Reuters Annual Report 2022

Net defined benefit plan obligations
The movement on net defined benefit plan obligations was as follows:

	Pension Plans (1)		OPEB (1)		Total (1)

	2022	2021	2022	2021	2022	2021
As of January 1	(171)	(372)	(96)	(98)	(267)	(470)
Plan expense recognized in income statement:	(54)	(60)	(3)	(6)	(57)	(66)
Actuarial (losses) gains	(173)	230	11	(2)	(162)	228
Exchange differences	(25)	(1)	1	1	(24)	-
Contributions paid	26	32	6	9	32	41
Net plan obligations as of December 31	(397)	(171)	(81)	(96)	(478)	(267)
Net plan surpluses recognized in non-current assets					48	239
Net plan obligations recognized in non-current liabilities					(526)	(506)
(1) Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.
Analysis of material defined benefit plans
The following analysis relates to the Company’s most significant defined benefit plans, the largest of which are in the U.S. and the U.K.
The net surpluses (obligations) of the material defined benefit plans recognized in the consolidated statement of financial position were as follows:

	Funded		Unfunded (1)		OPEB		Total

As of December 31,	2022	2021	2022	2021	2022	2021	2022	2021
Present value of plan obligations	(2,502)	(3,658)	(227)	(295)	(58)	(72)	(2,787)	(4,025)
Fair value of plan assets	2,337	3,790	-	-	-	-	2,337	3,790
Net plan (obligations) assets	(165)	132	(227)	(295)	(58)	(72)	(450)	(235)
Net plan surpluses	44	235	-	-	-	-	44	235
Net plan obligations	(209)	(103)	(227)	(295)	(58)	(72)	(494)	(470)
(1) Unfunded pension plans consist of SERPs.

Thomson Reuters Annual Report 2022

Defined benefit obligation
The following summarizes activity in the defined benefit obligation:

Present Value of Defined Benefit Obligations	Funded		Unfunded		OPEB		Total

As of December 31,	2022	2021	2022	2021	2022	2021	2022	2021
Opening defined benefit obligation	(3,658)	(3,915)	(295)	(317)	(72)	(75)	(4,025)	(4,307)
Current service cost	(35)	(42)	(1)	(1)	(1)	(1)	(37)	(44)
Administration fees	(7)	(7)	(1)	(1)	-	-	(8)	(8)
Interest cost	(92)	(90)	(8)	(8)	(2)	(1)	(102)	(99)
Actuarial gains from changes in financial assumptions (1)	1,104	186	55	9	11	3	1,170	198
Actuarial losses from changes in demographic assumptions	(32)	(5)	-	-	-	-	(32)	(5)
Experience losses	(57)	-	(1)	(4)	-	(5)	(58)	(9)
Contributions by employees	(2)	(2)	-	-	(2)	(2)	(4)	(4)
Benefits paid	191	198	22	27	8	9	221	234
Administration fees disbursements	7	6	-	-	-	-	7	6
Plan amendments (2)	-	4	-	-	-	-	-	4
Exchange differences	115	9	2	-	-	-	117	9
Other	(36)	-	-	-	-	-	(36)	-
Closing defined benefit obligation	(2,502)	(3,658)	(227)	(295)	(58)	(72)	(2,787)	(4,025)
(1) Gains were primarily associated with an increase in discount rates used to measure the obligation.
(2) In 2021, gains in funded plans primarily related to a plan amendment to freeze the TTC plan from future service accruals effective July 1, 2021.
The total closing defined benefit obligation can be further analyzed by participant group and by geography.

As of December 31,	2022	2021	As of December 31,	2022	2021
Active employees	24%	27%	U.S.	72%	69%
Deferred	35%	34%	U.K.	24%	27%
Retirees	41%	39%	Rest of world	4%	4%
Closing defined benefit obligation	100%	100%		100%	100%
The weighted-average duration of plan obligations for the TRGP and TTC in 2022 was 13 years (2021 – 16 years) and 14 years (2021 – 17 years), respectively.

Thomson Reuters Annual Report 2022

Plan assets
The following summarizes activity in plan assets:

Fair Value of Plan Assets	Funded		Unfunded		OPEB		Total

As of December 31,	2022	2021	2022	2021	2022	2021	2022	2021
Opening fair value of plan assets	3,790	3,867	-	-	-	-	3,790	3,867
Interest income (1)	92	87	-	-	-	-	92	87
Return on plan assets excluding amounts included in interest income (2)	(1,244)	43	-	-	-	-	(1,244)	43
Contributions by employer	4	4	22	27	6	7	32	38
Contributions by employees	2	2	-	-	2	2	4	4
Benefits paid	(191)	(198)	(22)	(27)	(8)	(9)	(221)	(234)
Administration fees disbursements	(7)	(6)	-	-	-	-	(7)	(6)
Exchange differences	(146)	(9)	-	-	-	-	(146)	(9)
Other	37	-	-	-	-	-	37	-
Closing fair value of plan assets	2,337	3,790	-	-	-	-	2,337	3,790
(1) Interest income is calculated using the discount rate for the period.
(2) Return on plan assets represents the difference between the actual return on plan assets and the interest income computed using the discount rate.
Investment policy of funded plans
Plan assets are invested to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. However, specific investment allocations will vary across plans. The Company funds unfunded and OPEB plans as claims are made.
Plan fiduciaries, comprised of the Company, plan trustees, or third-party investment advisors selected by the Company set investment policies and strategies for each funded plan and oversee investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Investment allocation considers various factors including the funded status of the plan, a balance between risk and return, the plan’s liquidity needs, current and expected economic and market conditions, specific asset class risk as well as the risk profile and maturity pattern of the respective plan.
Target investment allocation ranges are guidelines, not limitations. Funded plans may have broadly diversified portfolios with investments in equities, fixed income, real estate, insurance contracts, derivatives and other asset classes through direct ownership or through other instruments such as mutual funds, commingled funds and hedge funds. Derivatives may be used to achieve investment objectives or as a component of risk management such as for interest rate and currency management strategies.

Thomson Reuters Annual Report 2022

In aggregate, the major categories of plan assets for funded plans were as follows:

	Quoted (1)		Unquoted		Total

As of December 31,	2022	2021 (2)	2022	2021 (2)	2022	2021 (2)
Equities (3)	134	202	266	511	400	713
Bonds (4)
Corporate	-	-	764	1,192	764	1,192
Government	-	-	349	605	349	605
Other fixed income	-	-	255	389	255	389
Total Bonds	-	-	1,368	2,186	1,368	2,186
Multi-asset (5)	-	-	138	152	138	152
Derivatives	-	6	172	352	172	358
Cash and cash equivalents	45	38	175	295	220	333
Other	6	7	33	41	39	48
Total	185	253	2,152	3,537	2,337	3,790
(1) Asset valuation based on Level 1 evidence under the fair value hierarchy: quoted prices (unadjusted) in active markets for identical assets or liabilities.
(2) Amounts have been revised to reflect the current presentation.
(3) Equities include direct shareholdings and funds focused on equity strategies.
(4) Bonds include direct credit holdings and funds focused on fixed income strategies. Within this grouping, Government includes debt issued by national, state and local government agencies and Other fixed income includes blended Corporate/Government credit strategies.
(5) Multi-asset includes funds that invest in a range of asset classes.
These portfolios are diversified in terms of geographic distribution and market sectors. As of December 31, 2022 and 2021, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.
Contributions
In 2022 and 2021, the Company contributed $31 million and $38 million, respectively, to its material defined benefit plans.
In 2023, the Company expects to contribute approximately $32 million to its material defined benefit plans, of which $5 million will be in accordance with the normal funding policy of funded plans and $27 million will be for claims expected to arise under unfunded and OPEB plans.
From time to time, the Company may elect to make voluntary contributions to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates as of December 31, 2022.
Actuarial assumptions
The weighted-average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB

As of December 31,	2022	2021	2022	2021	2022	2021
Discount rate	5.18%	2.60%	5.37%	2.92%	5.30%	2.55%
Inflation assumption	3.13%	2.93%	2.70%	2.72%	-	-
Rate of increase in salaries	-	3.48%	-	1.64%	-	3.50%
Rate of increase in pension payments	2.96%	3.13%	2.76%	2.77%	-	-
Medical cost trend	-	-	-	-	7.30%	7.10%

Thomson Reuters Annual Report 2022

Discount rate
The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company used a hypothetical yield curve that represented yields on high quality zero-coupon
bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and the TTC plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $78 million as of December 31, 2022.
Rates of inflation and pension payments
The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices. For the TTC plan, a 0.25% increase or decrease in the rate of increase in pension payments would have increased or decreased the defined benefit obligation by approximately $14 million.
Medical cost trend
The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7.3% for 2022, which is reduced gradually to 4.8% in 2034. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $5 million as of December 31, 2022.
Mortality assumptions
The mortality assumptions used to assess the defined benefit obligation as of December 31, 2022 are based on the following:

•	TRGP: Pri 2012/MP-2021 Generational Table; and

•	TTC plan: SAPS S3 Light Tables with allowances for plan demographic specifics and longevity improvements.
The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2022 and 2021 and a plan participant at age 40 as of December 31, 2022 and 2021 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2022	Life Expectation in Years

	Male	Female
Employee retiring as of December 31, 202 2 at age 65	22	23
Employee age 40 as of December 31, 202 2 retiring at age 65	24	25

December 31, 2021	Life Expectation in Years

	Male	Female
Employee retiring as of December 31, 202 1 at age 65	22	23
Employee age 40 as of December 31, 202 1 retiring at age 65	23	25
For the TRGP and the TTC plans combined, an increase in life expectancy of one year
across all age groups would have increased the defined benefit obligation by approximately $54 million as of December 31, 2022.
The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between assumptions are excluded. The measurement methodology (i.e. present value of the obligation calculated using the projected unit credit method) applied in the sensitivity analyses is also consistent with that used to determine the defined benefit obligation in the consolidated statement of financial position.

Thomson Reuters Annual Report 2022

Risks and uncertainties
The material risks and uncertainties the Company is exposed to in relation to defined benefit pension plans are:

•
Investment risk:
Returns on plan assets may not be sufficient to fund plan obligations. To mitigate such risk, plan fiduciaries maintain investment policies and periodically review investment allocations to ensure adequate support of funding objectives. Additionally, plan fiduciaries review fund manager performance against benchmarks for specific investment mandates.

•
Interest rate risk:
Although a significant amount of plan assets are allocated to fixed income investments that employ a liability-matching strategy to materially hedge against interest rate risk, the Company’s funded benefit plans do not perfectly track movements in liabilities within its liability-hedging strategies. As a result, changes across the interest rate curve may require the Company to make additional contributions. Diversified asset allocations mitigate this risk by creating the potential to outperform changes in liabilities and to reinvest excess returns in liability matching assets, reducing the need for Company contributions.

•
Inflation risk:
Actual pension increases linked to inflation may exceed expectations, resulting in higher than anticipated plan obligations. To mitigate this risk, certain plan assets are invested in hedging assets, which may include derivatives and inflation-linked bonds.

•	Currency risk: In some plans, obligations denominated in local currency may be partially funded by foreign investments. To hedge this currency mismatch, derivatives may be used.

•
Liquidity risk:
If a plan has insufficient cash to fund near term benefit payments, the Company may have to make additional contributions or unexpected changes in asset allocations may be required. This risk is mitigated as near-term pension payments are reasonably known and plans generally hold short-term debt securities to fund such payments.

•
Mortality risk:
Life expectancy may improve at a faster rate than expected, resulting in higher plan obligations. To mitigate this risk, life expectancy assumptions are reviewed in connection with periodic valuations.

For defined benefit retiree medical plans, the material risks are mortality risk, as described above, and costs being greater than assumed, either due to inflation of future medical costs or the frequency of participants’ claims.
Analysis of income and expense
Defined benefit plan expense (income) for material defined benefit plans for years ended December 31, 2022 and 2021 was as follows:

Income Statement (1)	Funded		Unfunded		OPEB		Total

Year ended December 31,	2022	2021	2022	2021	2022	2021	2022	2021
Current service cost	35	42	1	1	1	1	37	44
Net interest cost	-	3	8	8	2	1	10	12
Administration fees	7	7	1	1	-	-	8	8
Plan amendments (2)	-	(4)	-	-	-	-	-	(4)
Defined benefit plan expense	42	48	10	10	3	2	55	60
(1) Current service cost and administration fees are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 5. Net interest cost is reported in “Finance costs, net” as set out in note 7.
(2) In 2021, gains in funded plans related to the TTC plan amendment to freeze the plan from future service accruals effective July 1, 2021.

Thomson Reuters Annual Report 2022

Analysis of other comprehensive (income) loss
The following summarizes amounts recognized in other comprehensive loss (income) for material defined benefit plans:

Other Comprehensive (Income) Loss	Funded		Unfunded		OPEB		Total

Year ended December 31,	2022	2021	2022	2021	2022	2021	2022	2021
Remeasurement (gains) losses on defined benefit obligation:
Due to financial assumption changes	(1,104)	(186)	(55)	(9)	(10)	(3)	(1,169)	(198)
Due to demographic assumption changes	32	5	-	-	-	-	32	5
Due to experience	57	-	1	4	-	5	58	9
Return on plan assets greater than discount rate	1,244	(43)	-	-	-	-	1,244	(43)
Total recognized in other comprehensive loss (income) before taxation	229	(224)	(54)	(5)	(10)	2	165	(227)

Accumulated Comprehensive Loss (Income)	Funded		Unfunded		OPEB		Total

	2022	2021	2022	2021	2022	2021	2022	2021
Balance of accumulated comprehensive loss (income) as of January 1	1,088	1,312	98	103	(104)	(106)	1,082	1,309
Net actuarial losses (gains) recognized in the year	229	(224)	(54)	(5)	(10)	2	165	(227)
Total accumulated comprehensive loss (income) as of December 31,	1,317	1,088	44	98	(114)	(104)	1,247	1,082
Defined contribution plans
The Company sponsors various defined contribution savings plans that provide for Company matching contributions. Total expense related to defined contribution plans was $95 million in 2022 (2021 - $89 million), which approximates the cash outlays related to the plans.
Note 27: Leases
Lessee
In the ordinary course of business, the Company enters leases primarily for property and equipment. The carrying amount and the related depreciation for the right-of-use
assets for the years ended December 31, 2022 and 2021 were as follows:

	Land, Buildings and Building Improvements	Computer Equipment	Furniture, Fixtures and Other Equipment	Total
Year ended December 31, 2022
Carrying amount	147	13	3	163
Depreciation	44	8	1	53
Year ended December 31, 2021
Carrying amount	169	10	2	181
Depreciation	56	24	1	81
For the years ended December 31, 2022 and 2021, cash outflows for leases, which include payments of lease principal, interest, short-term and low value leases, were $76 million and $122 million, respectively. The 2021 amount includes $23 million to exit technology equipment leases.

Thomson Reuters Annual Report 2022

The following table sets forth the Company’s future aggregate undiscounted non-cancellable
lease payments over the lease term as well as its discounted lease liabilities as reported in the consolidated statement of financial position as of December 31, 2022 and 2021:

	December 31,

	2022	2021
Within 1 year	68	73
Between 1 and 2 years	52	63
Between 2 and 3 years	40	46
Between 3 and 4 years	29	35
Between 4 and 5 years	21	26
Later than 5 years	53	45
Total undiscounted cash flows	263	288
Lease liabilities included in the consolidated statement of financial position
Current	56	64
Non-current	179	197
As of December 31, 2022 and 2021, the Company was committed to leases with future cash outflows totaling $67 million and $106 million, respectively, which had not yet commenced and therefore are not accounted for as a liability as of December 31, 2022 and 2021, respectively. A liability and corresponding right-of-use
asset will be recognized for these leases at the lease commencement date.
With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current
liabilities” in the consolidated statement of financial position.
Lessor
The Company may act as a
sub-lessor
to recover costs associated with leased office space it no longer requires for its business. The net finance lease receivable was $24 million (2021 - $25 million), of which $7 million (2021 - $6 million) was current, as of December 31, 2022.
Note 28: Supplemental Cash Flow Information
Details of “Other” in the consolidated statement of cash flow are as follows:

	Year ended December 31,

	2022	2021
Non-cash employee benefit charges	160	162
Net gains on foreign exchange and derivative financial instruments	(441)	(8)
Revaluation of Refinitiv warrants (see note 19)	-	(9)
Fair value adjustments (see note 5)	(19)	(8)
Other	24	(2)
	(276)	135

Thomson Reuters Annual Report 2022

Details of “Changes in working capital and other items” are as follows:

	Year ended December 31,

	2022	2021
Trade and other receivables	(28)	76
Prepaid expenses and other current assets	(2)	(66)
Other financial assets	42	(10)
Payables, accruals and provisions	(137)	83
Deferred revenue	75	36
Other financial liabilities	(42)	10
Income taxes (1)	146	773
Other	(46)	(70)
	8	832
(1) Both periods Include current tax liabilities that were recorded on the LSEG transaction and subsequent sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.
Details of income taxes paid are as follows:

	Year ended December 31,

	2022	2021
Operating activities - continuing operations	(193)	(172)
Operating activities - discontinued operations	-	(2)
Investing activities - continuing operations	(7)	(850)
Investing activities - discontinued operations (1)	(16)	(42)
Total income taxes paid	(216)	(1,066)
(1) Reflects payments made to HMRC (see note 30).
The Company paid $85 million and $348 million in 2022 and 2021, respectively, related to notices of assessment under the Diverted Profit Tax regime. Of the amount paid in 2022, $31 million (2021 - $79 million) was paid directly to HMRC and $54 million (2021 - $269 million) was paid to LSEG under an indemnity arrangement that related to businesses the Company sold to LSEG. LSEG will remit the payments it received under the indemnity to HMRC on the Company’s behalf. The payments made directly to HMRC were included as income taxes paid in the consolidated statement of cash flow. The payments made to LSEG were presented in operating and investing activities from discontinued operations in the consolidated statement of cash flow and were not included as taxes paid. See note 30.
Note 29: Acquisitions
Acquisitions primarily comprise the purchase of all the equity interests of the businesses acquired, which are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include asset acquisitions and investments in businesses in which the Company does not have a controlling interest.

Thomson Reuters Annual Report 2022

Acquisition activity
The number of acquisitions completed, and the related consideration were as follows:

	Year ended December 31,

	2022		2021

	Number of Transactions	Cash Consideration	Number of Transactions	Cash Consideration
Businesses acquired	2	153	-	-
Less: Cash acquired		(2)		-
Businesses acquired, net of cash	2	151	-	-
Investments in businesses	6	28	-	12
Asset acquisitions (1)	1	8	2	3
Deferred and contingent consideration payments	-	4	-	3
	9	191	2	18
(1) The years ended December 31, 2022 and 2021 included acquisitions of intangible assets. In 2022, $8 million was paid in cash and $5 million was recorded as a financial liability and in 2021, $2 million was paid in cash and $21 million was recorded primarily as a long-term financial liability.
The following provides a brief description of the most significant acquisition completed during 2022:

Date	Company	Acquiring Segments	Description
April 2022	ThoughtTrace	Corporates	A business that uses artificial intelligence and machine learning to read, organize and manage document workflows.
Purchase price allocation
Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.
The details of net assets acquired were as follows:

Year ended December 31,

2022
Cash and cash equivalents	2
Trade receivables	3
Prepaid expenses and other current assets	1
Current assets	6
Computer software	61
Other identifiable intangible assets	2
Total assets	69
Payables and accruals	(1)
Deferred revenue	(4)
Current liabilities	(5)
Other financial liabilities	(18)
Deferred tax	(10)
Total liabilities	(33)
Net assets acquired	36
Goodwill	117
Total	153

Thomson Reuters Annual Report 2022

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to acquisitions completed in 2022, the majority of goodwill is not expected to be deductible for tax purposes.
Other
The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.
Note 30: Contingencies, Commitments and Guarantees
Lawsuits and legal claims
The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.
As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.
Prior to 2022, the Company paid $379 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, and 2018 taxation years of certain of its
current and former U.K. affiliates. In 2022, HMRC issued additional DPT notices aggregating $85 million collectively related to the 2016, 2017 and 2018 taxation years. The Company paid these additional notices during the calendar year 2022.
HMRC continues to have the statutory authority to amend the above assessments solely for the 2017 taxation year by issuing DPT supplementary notices for that year.
As the Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime, it will continue contesting these assessments (including any amended by HMRC) through all available administrative and judicial remedies and intends to vigorously defend its position. Payments made by the Company are not a reflection of its view on the merits of the case. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been or will be required to pay additional taxes to HMRC or the indemnity counterparty.

Thomson Reuters Annual Report 2022

Because the Company believes that its position is supported by the weight of law, it does not believe that the resolution of this matter will have a material adverse effect on its financial condition taken as a whole. As the Company expects to receive refunds of substantially all of the aggregate of amounts paid and potential future payments pursuant to these notices of assessment, it expects to continue recording substantially all of these payments as non-current
receivables from HMRC or the indemnity counterparty on its financial statements. The Company expects that its existing sources of liquidity will be sufficient to fund any required additional payments if HMRC issues further notices.
Guarantees
The Company has an investment in 3XSQ Associates, an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million,
3-year
term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.
Dispositions
In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities, including as in the “Uncertain tax positions” section above. The Company does not believe based upon current facts and circumstances described that additional payments in connection with these transactions would have a material adverse impact on the Company’s financial condition taken as a whole.
Unconditional purchase obligations
The Company has various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. The future unconditional purchase obligations as of December 31, 2022 and 2021 are as follows:

	December 31,

	2022	2021
Within 1 year	342	374
Between 1 and 2 years	225	273
Between 2 and 3 years	135	199
Between 3 and 4 years	42	136
Between 4 and 5 years	2	47
Later than 5 years	2	3
	748	1,032
Note 31: Related Party Transactions
As of December 31, 2022, the Company’s principal shareholder, The Woodbridge Company Limited (“Woodbridge”), beneficially owned approximately 68% of the Company’s common shares.
Transactions with Woodbridge
From time to time, in the normal course of business, the Company enters transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not material to the Company’s results of operations or financial condition either individually or in the aggregate.

Thomson Reuters Annual Report 2022

Transactions with YPL
In 2022, the Company received dividends from YPL of $87 million reflecting the Company’s portion of dividends related to its LSEG investment and $43 million in connection with YPL’s participation in LSEG’s share buyback program (see note 8).
In March 2021, the Company received proceeds of $994 million related to the sale of LSEG shares. This amount was distributed to the Company in the form of a dividend by YPL. In 2021, the Company also received dividends of $75 million from YPL, reflecting the Company’s portion of dividends related to its LSEG investment (see note 8).
Transactions with 3XSQ Associates
In 2022, the Company paid $6 million (2021 - $1 million) of rent to 3XSQ Associates, an equity method investment, for office space in the 3 Times Square building in New York, New York related to a lease that runs through December 2023.
In 2022, the Company contributed $10 million in cash pursuant to capital calls and made a $15 million in-kind
contribution representing the fair value of guarantees provided in connection with a $415 million loan facility obtained by 3XSQ Associates (see note 30). In 2021, the Company’s investment increased by $20 million due to capital contributions, of which $8 million was paid in 2022.
Transactions with the Refinitiv business of LSEG
On January 29, 2021, the Company and Blackstone’s consortium sold Refinitiv to LSEG in an all share transaction (see note 8). Prior to the sale to LSEG, Refinitiv was a related party of the Company. In 2021, prior to the date of the sale, the Company recorded revenues of $28 million related to its
30-year
n
ews
a
greement with the Refinitiv business of LSEG and $2 million of income related to a license permitting Refinitiv to use the “Reuters” mark. The Company’s
30-year
n
ews
a
greement with Refinitiv, now known as the Data & Analytics business of LSEG, continues under the same terms and conditions after the sale and is scheduled to run to 2048.
Transactions with other associates and joint ventures
In September 2021, the Company redeemed its ownership interest in an equity method investment and received proceeds of $13 million.
From time to time, the Company enters transactions with other associates and joint ventures. These transactions typically involve providing or receiving services in the normal course of business and are not material to the Company’s results of operations or financial condition either individually or in the aggregate.
Compensation of key management personnel
Key management personnel compensation, including directors, was as follows:

	Year ended December 31,

	2022	2021
Salaries and other benefits	24	45
Share-based payments	17	20
Total compensation	41	65
Key management personnel are comprised of the Company’s directors and executive officers.

Thomson Reuters Annual Report 2022

Note 32: Subsequent Events
Sale of LSEG Shares
On January 31, 2023, the Company and Blackstone’s consortium collectively sold approximately 21.2 million LSEG shares through YPL to Microsoft, of which 10.5 million LSEG shares were indirectly owned by the Company. The Company received approximately $1.0 billion of gross proceeds from the sale, which was fixed in U.S. dollars.
On March 8, 2023, the Company and Blackstone’s consortium collectively sold 28 million LSEG shares they co-own at a price of £71.50 per share through a placing to institutional investors and an offer to retail investors. Of the shares sold, approximately 13.6 million were indirectly owned by the Company.
Acquisition
In January 2023, the Company acquired SurePrep, LLC, a provider of tax automation software and services, for $500 million. The Company is in the process of allocating the purchase consideration to the assets and liabilities assumed for accounting purposes.
2023 Dividends
In February 2023, the Company announced a 10% or $0.18 per share increase in the annualized dividend to $1.96 per common share, which was approved by the Company’s board of directors. A quarterly dividend of $0.49 per share will be paid on March 16, 2023 to shareholders of record as of February 23, 2023.
Share Repurchases
From January 1, 2023 through March 1, 2023, the Company repurchased 4.4 million of its common shares for $519 million under the $2.0 billion share buyback program announced in June 2022. Under this program, the Company has repurchased approximately $
1.8
billion of its common shares.
Intention to Execute Return of Capital of at least $2 Billion
In 2023, following the completion of the share repurchase program, the Company intends to initiate a return of capital of at least $2 billion, which will be combined with a share consolidation or reverse stock split, similar to the return of capital the Company completed in 2018. This transaction will be funded through proceeds from LSEG share dispositions, and as such, the timing and amount of the transaction will depend on market conditions and other factors.

Thomson Reuters Annual Report 2022

Executive Officers and Directors
Executive Officers
On March 6, 2023, Laura A. Clayton was appointed as President, Corporates. Therefore, the following individuals are our executive officers as of March 6, 2023.

Name	Age	Title

Steve Hasker	53	President & Chief Executive Officer

Michael Eastwood	56	Chief Financial Officer

Brian Peccarelli	62	Chief Operating Officer, Customer Markets

Kirsty Roth	47	Chief Operations & Technology Officer

David Wong	38	Chief Product Officer

Paul Fischer	57	President, Legal Professionals

Elizabeth Beastrom	55	President, Tax & Accounting Professionals

Laura A. Clayton	62	President, Corporates

Paul Bascobert	58	President, Reuters News

Mary Alice Vuicic	55	Chief People Officer

Thomas Kim	51	Chief Legal Officer & Company Secretary

Steve Hasker
has been President and Chief Executive Officer and a director of Thomson Reuters since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Advisor to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve started his career with PwC, where he qualified as a chartered accountant. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Steve is also a non-executive
director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Steve is based in Toronto, Ontario, Canada.

Michael Eastwood
has been Chief Financial Officer of Thomson Reuters since March 2020. Mike joined Thomson in 1998 and has had several senior finance roles. Mike was previously Senior Vice President and Head of Corporate Finance from January 2016 to March 2020. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mike was also previously Chief Financial Officer of the company’s former Intellectual Property & Science business (which was sold in 2016). Mike received a BSA in Accounting from East Carolina University and an MBA from the University of North Carolina. Mike is based in Toronto, Ontario, Canada.

Brian Peccarelli
has been Chief Operating Officer, Customer Markets since June 2018, was President, Corporates from July 2022 to March 2023 and plans to leave Thomson Reuters on April 3, 2023. Prior to June 2018, Brian was President of the Tax & Accounting business for seven years. Prior to February 2011, Brian was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Brian joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. He received a JD from Hamline University School of Law, a BA in accounting and business administration from Carthage College and an MBA from Southern Methodist University. Brian is based in Carrollton, Texas, United States.

Thomson Reuters Annual Report 2022

Kirsty Roth
has been Chief Operations and Technology Officer since August 2020. Prior to joining Thomson Reuters, Kirsty was Global Head of Operations and a Group General Manager for HSBC from May 2016 to August 2020. Before that, Kirsty was Chief Operating Officer for Finance, Operations and IT at Credit Suisse from 2011 to 2016 and a Consulting Partner with Deloitte from 2001 to 2011. Kirsty received a bachelor’s degree in Chemistry from the University of Bristol. Kirsty is based in Zug, Switzerland.

David Wong
has been Chief Product Officer since July 2020. Prior to joining Thomson Reuters, David worked at Facebook as Product Management Lead from January 2019 to June 2020 and Product Manager from February 2018 to January 2019. David served as SVP of Product Leadership of Nielsen Holdings PLC from November 2014 to February 2018 and prior to that, served as Nielsen’s VP of Product Leadership from May 2011 to November 2014. David was also a consultant at McKinsey & Company from August 2006 to March 2011. He holds a degree in Engineering Science from the University of Toronto, where he specialized in applied physics and electrical engineering. David resides in Toronto, Ontario, Canada.

Paul Fischer
has been President, Legal Professionals since June 2021 after serving as Interim President, Legal Professionals since June 2020. Prior to that, Paul was the Chief Financial Officer, Legal Professionals from December 2011 to June 2020. Prior to that, he held a number of other key leadership positions within the organization including Chief Financial Officer, US Law Firms and VP Finance, Business of Law. He holds a BS degree in Accounting from the University of South Dakota. Paul resides in Inver Grove Heights, Minnesota, United States.

Elizabeth Beastrom
has been President, Tax & Accounting Professionals since March 2021. Prior to that, Elizabeth was President, Global Print from July 2018 through March 2021. From April 2018 through July 2018, Elizabeth led the FindLaw business as Managing Director. Prior to that, she was Chief Financial Officer, Vice President of Finance – Large and Medium Law Firms, Corporate Counsel and Legal Managed Services from August 2013 to April 2018. Prior to joining Thomson Reuters in December 2004, she was Finance Director at Valspar. She holds a bachelor’s degree in accounting from the University of Minnesota Carlson School of Management. Elizabeth resides in Eden Prairie, Minnesota, United States.

Laura A. Clayton (professionally known as Laura Clayton McDonnell)
has been President, Corporates since March 2023. Prior to joining Thomson Reuters in March 2023, Laura was Senior Vice President, Sales – East, Canada and Latin America from January 2019 through February 2023 at ServiceNow, Inc., a cloud computing platform that helps companies manage digital workflows for enterprise operations. From November 2015 through December 2018, Laura was a Vice President at Microsoft Corporation, leading a team of industry sales, technical and business professionals in the New York area. Prior to that, she was Senior Vice President, North America Sales at Aspect Software from May 2014 through October 2015. From 2003 through 2014, Laura served in a number of positions at IBM, with her last role as Vice President, Strategic Services. She currently serves on the public board of directors of Zuora, Inc. a cloud-based subscription management platform provider. Laura holds a bachelor’s degree with honors in international business from San Jose State University and a JD and MBA in international business and finance from the University of California at Berkeley. She is licensed to practice law in the State of California and the District of Columbia. Laura resides in New York, New York, United States.

Thomson Reuters Annual Report 2022

Paul Bascobert
has been President of Reuters News since September 2022. Prior to joining Thomson Reuters in September 2022, he was the CEO of Blue Ocean Acquisition Corp, a special purpose acquisition company focused on media, marketplace and tech platform businesses from April 2021 to September 2022. Prior to that, he was CEO of Gannett Co., Inc from August 2019 to July 2020. Paul served as President of XO Group, a U.S. based media and technology company from September 2016 to May 2019 and prior to that served as President of Yodle Inc. from May 2014 to September 2016. Paul also served as President of Bloomberg Businessweek and Head of Business Operations for the newly created Bloomberg Media Group from December 2009 to May 2014, as well as Senior Vice President of Operations and then Chief Marketing Officer at Dow Jones from January 2006 to December 2009. Paul has a degree in electrical engineering from Kettering University and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania and is a member of the Council on Foreign Relations. Paul resides in New York, New York, United States.

Mary Alice Vuicic
has been Chief People Officer since November 2017. Previously, Mary Alice served as the Global Chief Human Resources Officer for L Brands, a portfolio of retail brands, from October 2015 to October 2017. Before that, Mary Alice was Executive Vice President, Human Resources & Labour Relations at Loblaw Companies Ltd. from March 2014 to May 2015 and she was Chief Administrative Officer & Executive Vice President at Shoppers Drug Mart from January 2007 to March 2014 prior to its acquisition by Loblaw Companies Ltd. Mary Alice has also held senior executive roles at Walmart Canada. Mary Alice is a Trustee on the Thomson Reuters Foundation Board and is an Advisory Board Member on the Good Jobs Institute. She has also served as a director of the Business Development Bank of Canada where she chaired the Human Resources Committee for eight years. She has a BA degree from the University of Windsor and completed the Advanced Management Program at Harvard Business School. Mary Alice resides in Toronto, Ontario, Canada.

Thomas Kim
has been Chief Legal Officer & Company Secretary since August 2019. From January 2019 to August 2019, he was General Manager, Global Separation Execution, leading the overall separation of Refinitiv from Thomson Reuters. From January 2017 to December 2018, he was Managing Director of Thomson Reuters’ businesses in China. From April 2014 to December 2016, he was Thomson Reuters’ Chief Compliance Officer and General Counsel, Global Growth & Operations. Thomas has also held several other legal executive roles within the organization, including as a business unit general counsel. Before joining Reuters in 1999, Thomas practiced law at Baker & McKenzie and Hancock, Rothert & Bunshoft (now Duane Morris) in San Francisco. Thomas obtained undergraduate and law degrees from Stanford University. Thomas is based in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2022

Directors
The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 1, 2023 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders (scheduled to be held on June 14, 2023) or until the director resigns or a successor is elected or appointed.
All of our directors were elected at our 2022 annual meeting of shareholders.

		Committee Memberships

Name	Age	Audit	Corporate Governance	Human Resources	Risk	Director Since

David Thomson, Chairman	65					1988

Steve Hasker	53					2020

Kirk E. Arnold	63		•	•	Chair	2020

David W. Binet, Deputy Chairman	65		•	•	•	2013

W. Edmund Clark, C.M.	75		•	Chair		2015

LaVerne Council	61	•			•	2022

Michael E. Daniels	68	•	Chair	•	•	2014

Kirk Koenigsbauer	55			•	•	2020

Deanna Oppenheimer	64	•	•			2020

Simon Paris	53	•	•		•	2020

Kim M. Rivera	54	•			•	2019

Barry Salzberg	69	Chair	•		•	2015

Peter J. Thomson	57			•		1995

Beth Wilson	54	•		•		2022

David Thomson
is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. David is an active private investor with a focus on real estate and serves on the boards of several private companies. David has an MA from Cambridge. David resides in Toronto, Ontario, Canada.

Steve Hasker
has been President and Chief Executive Officer and a director of Thomson Reuters since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve started his career with PwC, where he qualified as a chartered accountant. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Steve is also a non-executive
director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Steve is based in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2022

Kirk E. Arnold
has been
Executive-in-Residence
at General Catalyst Ventures since 2018, where she works with management teams to help scale and drive growth by providing mentorship, operational and strategic support. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Kirk was Chief Operating Officer of Avid, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. She is a non-executive
director of IngersollRand plc and Trane Technologies. Kirk also serves on the boards of several private companies. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. Kirk received a bachelor’s degree from Dartmouth College. Kirk resides in Kennebunk, Maine, United States.

David W. Binet
is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. David is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. David served as Chairman of the Thomson Reuters Foundation from October 1, 2009 through March 14, 2020. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. David has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University. David resides in Toronto, Ontario, Canada.

W. Edmund Clark, C.M.
is a corporate director. Ed served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in 2014. Ed was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Ed was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. He is also a non-executive
director of Spin Master Corp. Ed has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. Ed has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions. Ed resides in Toronto, Ontario, Canada.

LaVerne Council
is the Chief Executive Officer of Emerald One, LLC, an information technology consulting company focused on helping businesses develop innovative methodologies for driving change and transformation. She was the National Managing Principal, Enterprise Technology Strategy & Innovation, for Grant Thornton LLP from 2017 to 2019 and served as the Senior Vice President and General Manager for MITRE Corporation in 2017. LaVerne was Assistant Secretary for the Office of Information & Technology and Chief Information Officer for the United States Department of Veterans Affairs from 2015 to 2017. She was the Chief Executive Officer of Council Advisory Services, LLC from 2012 through 2015. LaVerne has also held significant corporate leadership roles focused on supply chain, IT centralization and integration. She served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson from 2006 through 2011. Before that, she served in several roles of increasing responsibility at DELL, Inc. from 2000 to 2006, including as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. She is also a non-executive
director of CONMED Corporation and Concentrix Corporation. She received her Master of Business Administration from Illinois State University and her Bachelor of Business Administration in Computer Science from Western Illinois University. LaVerne also holds an honorary Doctorate of Business Administration from Drexel University. LaVerne resides in Great Falls, Virginia, United States.

Michael E. Daniels
is a corporate director. In 2013, Mike retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mike also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. He is also a non-executive
director of SS&C Technologies Holdings, Inc. and Johnson Controls International plc. Corporation. Mike has a bachelor’s degree in political science from Holy Cross College. Mike resides in Hilton Head, South Carolina, United States.

Thomson Reuters Annual Report 2022

Kirk Koenigsbauer
has been Chief Operating Officer & Corporate Vice President, Experiences and Devices Group at Microsoft Corporation since February 2020. From December 2016 to February 2020, he was Corporate Vice President, Microsoft 365 and from July 2012 to November 2016, he was Corporate Vice President, Office Apps Engineering, at Microsoft. Prior to that, he was Corporate Vice President, Office Product Management at Microsoft from June 2002 to July 2012. Kirk worked at Amazon.com from 1998 to 2001 where he held the roles of General Manager, Software & Video Games Stores and Director of Product Management, Auctions. Kirk also worked at Microsoft from 1992 to 1998 and as a consultant at Accenture from 1989 to 1991. Kirk has a bachelor’s degree from Colby College. Kirk resides in Seattle, Washington, United States.

Deanna Oppenheimer
is the founder of CameoWorks, LLC, a global firm that advises leaders of early stage companies and consultancies. Deanna founded CameoWorks in 2012. From 2005 to 2011, she served in a number of roles at Barclays PLC, first as chief executive of UK Retail and Business Banking and then as vice chair of Global Retail Banking. From 1985 to 2005, Deanna served in a number of positions at Washington Mutual, Inc., with her last role as president of Consumer Banking. She is also the chair of the board of directors of Hargreaves Lansdown plc, non-excutive chair of the board of directors of InterContinental Hotels Group PLC and a non-excutive director of Slalom and is the founder of BoardReady, a not-for-profit, collective group of diverse senior leaders dedicated to increasing corporate and board diversity. Deanna received a BA from the University of Puget Sound. Deanna resides in Seattle, Washington, United
States.

Simon Paris
is Chief Executive Officer of Finastra, a global financial technology (fintech) provider. He joined Finastra (previously Misys) as president in 2015 and also served as its Chief Sales Officer, before being appointed Deputy CEO in 2017 and CEO in 2018. Simon previously worked at SAP from 2007 to 2015, where he held a number of senior leadership positions. Simon was also previously a senior consultant with McKinsey & Company. He currently chairs the World Trade Board, an organization initiated by Finastra that is made up of global leaders, innovative thinkers, industry influencers and subject matter experts from the different corners of trade, finance and commerce. He is also a member of the board of directors of Everbridge, Inc. Simon holds a BA from the European Business School and an MBA from INSEAD. Simon resides in London, United Kingdom.

Kim M. Rivera
is the Chief Legal and Business Affairs Officer of One Trust, LLC, a privacy, security and governance management software company. She was Special Advisor to the CEO of HP Inc. from February 2021 through December 2021. Prior to that, Kim was President, Strategy and Business Management and Chief Legal Officer at HP Inc. from January 2019 through January 2021. As President, Strategy and Business Management, she led corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Kim managed HP Inc.’s worldwide legal organization, including all aspects of legal and governmental affairs, brand security, compliance and ethics. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Kim was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company and Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. She is also a member of the board of directors of Cano Health Inc. Kim has a bachelor’s degree from Duke University and a Juris Doctor degree from Harvard Law School. Kim resides in Woodside, California, United States.

Barry Salzberg
is a corporate director. Barry served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Barry is Chairman of the Board of Directors of 10EQS and has previously served as a Board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the Board of College Summit and Chairman of the Board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. Barry has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law. Barry resides in New York, New York, United States.

Thomson Reuters Annual Report 2022

Peter J. Thomson
is a Chairman of Woodbridge, the Thomson family investment company. Peter is an active private equity investor and serves on the boards of several private companies. Peter has a BA from the University of Western Ontario. Peter resides in Toronto, Ontario, Canada.

Beth Wilson
has been Vice-Chair of the Chartered Professional Accountants of Canada since October 2021. She is the former Chief Executive Officer of Dentons Canada LLP and was a member of the global leadership team, serving on the Global Board and Global Management Committee from July 2017 to January 2022. Prior to this role, Beth was an audit partner at KPMG from 2000 to 2016 and served as Managing Partner at KPMG in the Greater Toronto Area from 2009 to 2016. Between 2005 and 2016, she also served as a member of KPMG’s Management Committee in various leadership positions, including Canadian Managing Partner Community Leadership, Canadian Managing Partner Regions and Enterprise with responsibility for 24 regional offices across Canada, and Chief Human Resources Officer. Beth is currently a trustee at The Hospital for Sick Children, and a director at Woodgreen Foundation, and Traferox Technologies Inc. She is also a non-executive director at IGM Financial Inc. and Power Corporation of Canada. Beth has a BComm from the University of Toronto and is a CPA. Beth resides in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2022

Audit Committee
The Audit Committee comprises Barry Salzberg (Chair), LaVerne Council, Michael E. Daniels, Deanna Oppenheimer, Simon Paris, Kim M. Rivera and Beth Wilson. The Audit Committee is comprised entirely of independent directors. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Barry Salzberg and Beth Wilson each qualify as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meet applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.
The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

•
Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•
Former Professor at Columbia Business School

•
Degree in accounting from Brooklyn College, a JD from Brooklyn Law School and an LLM in tax from the New York University

LaVerne Council	• MBA and bachelor’s degree in business administration • Member of CONMED Corporation and Concentrix Corporation boards of directors and audit committees
Michael E. Daniels

•
Over 25 years of executive experience at IBM

•
Former member of the Tyco International Ltd. audit committee

•
Member of SS&C Technologies Holdings, Inc. and Johnson Controls International plc boards of directors

Deanna Oppenheimer

•
Former Vice Chair of Global Retail Banking of Barclays PLC

•
Former President of Consumer Banking of Washington Mutual, Inc.

•
Former member of AXA Global Insurance audit committee

•
Former member of NCR Corporation audit committee

Simon Paris	• Chief Executive Officer of Finastra • Chair of the World Trade Board • Member of Everbridge, Inc. board of directors
Kim M. Rivera

•
Chief Legal and Business Affairs Officer of One Trust, LLC

•
Former President, Strategy and Business Management and Chief Legal Officer of HP Inc.

•
Supported audit committees of two publicly-traded Fortune 500 companies

Beth Wilson

•
Vice-Chair of the Chartered Professional Accountants of Canada

•
Audit Committee Chair at The Hospital for Sick Children and Woodgreen Foundation

•
Member of Power Corporation of Canada and IGM Financial Inc. audit committees

•
Bachelor of Commerce degree from University of Toronto and a Certified Professional Accountant in good standing with the Chartered Professional Accountants of Ontario

•
Former Chief Executive Officer of Dentons Canada LLP

•
Former audit partner and Managing Partner at KPMG

Thomson Reuters Annual Report 2022

Principal Accountant Fees and Services
The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2022 and 2021.

(in millions of U.S. dollars)	2022	2021

Audit fees	$11.9	$11.5

Audit-related fees	2.0	1.3

Tax fees	1.3	2.5

All other fees	–	–

Total	$15.2	$15.3
The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2022 and 2021.
Audit Fees
These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.
Audit-related Fees
These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included transaction due diligence, system pre-post
implementation reviews, other attestation engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting.
Tax Fees
Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions and divestitures.
All Other Fees
Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above.
Pre-Approval
Policies and Procedures
The Audit Committee has adopted a policy regarding its
pre-approval
of all audit and permissible
non-audit
services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•
The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.

•
For the year ended December 31, 2022, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval
provisions as provided for by
Rule 2-01(c)(7)(i)(C)
of SEC
Regulation S-X
and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument
52-110
(Audit Committees).

Thomson Reuters Annual Report 2022

Woodbridge
As of March 1, 2023, Woodbridge beneficially owned approximately 69% of our common shares and is the principal and controlling shareholder of Thomson Reuters.
Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.
Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.
Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.
Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

•	Corporate governance, including the effectiveness of our Board;

•	Appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	Development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	Capital strategy.
With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.
Controlled Company
Our company is a “controlled company” as a result of Woodbridge’s ownership.

Thomson Reuters’ corporate governance practices include the following, which we believe are best practices for a Canadian public company with a controlling shareholder:

•
   No members of the
day-to-day
Thomson Reuters executive leadership team are related to, or otherwise affiliated with, Woodbridge.

•
   Woodbridge beneficially owns common shares that have one vote per share. Thomson Reuters has not issued a separate class of shares to Woodbridge with super-voting rights.

•
   The Thomson Reuters Board of Directors is comprised of a majority of independent directors and the number of directors affiliated with Woodbridge is lower than the proportion of common shares controlled by it. Woodbridge’s beneficial ownership as of March 1, 2023 was approximately 69% of our common shares and its representatives on the Thomson Reuters Board comprise approximately 29% of our directors.

•
   As David Thomson is the Chairman of the Board, we have a separate Lead Independent Director.

•
   As part of each Board meeting, the independent directors meet separately without management or Woodbridge-affiliated directors present.

•
   All committees are comprised of a majority of independent directors (other than the Audit Committee, which is 100% independent directors).

•
   The Board has an effective and transparent process to deal with related party transactions or conflicts of interest between Thomson Reuters and Woodbridge or directors affiliated with Woodbridge. The Corporate Governance Committee of our Board utilizes a policy for considering related party transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

Thomson Reuters Annual Report 2022

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.
Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.
While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the Board believes it is appropriate for David Binet, Ed Clark and Peter Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.
No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.
A majority of members of the Risk Committee are also independent.
Independent Directors
A majority of the Board is independent. Under the corporate governance guidelines adopted by the Board, a director is not considered independent unless the Board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances. In March 2023, the Board conducted its annual assessment of the independence of its members and determined that 9 of the 14 current directors (approximately 64%) serving on the Board were independent. In determining independence, the Board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument
58-101.
The Board’s determination of independence was also based on responses to questionnaires completed by directors.
In order for the Board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate;

•	We have a Lead Independent Director (Michael E. Daniels); and

•
The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, Human Resources Committee and Risk Committee each have a majority of independent directors.

Thomson Reuters Annual Report 2022

Director Independence

Name of Director Nominee	Management	Independent	Not Independent	Reason for Non-Independence

David Thomson			✓	A Chairman of Woodbridge

Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters

Kirk E. Arnold		✓

David W. Binet			✓	President of Woodbridge

W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge

LaVerne Council		✓

Michael E. Daniels		✓

Kirk Koenigsbauer		✓

Deanna Oppenheimer		✓

Simon Paris		✓

Kim M. Rivera		✓

Barry Salzberg		✓

Peter J. Thomson			✓	A Chairman of Woodbridge

Beth Wilson		✓

Total	1	9	5
David Thomson, David Binet, Ed Clark and Peter Thomson are not members of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.
In determining the independence of directors, the Board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the Board determined in March 2023 that these relationships were immaterial.
Presiding Directors at Meetings of
Non-Management
and Independent Directors
At the beginning of each meeting, the Board has an
“in-camera”
session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the Board meeting. A similar session is held with the CEO at the end of the meeting, followed by a meeting of the Board without the CEO or other members of management present. Board committees also utilize
“in-camera”
meetings for discussions without the CEO or members of management present.
As part of each Board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Seven meetings of the independent directors took place in 2022 which were presided over by the Lead Independent Director (Vance Opperman), until his resignation from the Board in June 2022, and Michael E. Daniels following that time.

Thomson Reuters Annual Report 2022

Code of Business Conduct and Ethics
Our Code of Business Conduct and Ethics (Code), which was updated in July 2022, applies to our employees, directors and officers, including our CEO, CFO and Controller. We review the Code on an annual basis and make updates as necessary. Our updated Code reflects changes in style and appearance. While the content of the updated Code and its provisions are fundamentally the same, it also highlighted our commitment to social impact and reflected certain content updates to make the Code consistent with internal policies, laws and regulations that have changed in the last few years. Every year, we require our employees, directors and officers to submit an acknowledgment confirming that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to further promote a culture of ethical business conduct throughout Thomson Reuters, we have instituted an online training course that supplements the Code. The Corporate Governance Committee receives an annual report regarding the Code from the Chief Legal Officer.
In 2022 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.
Additional Disclosures
Additional information regarding the members of our Board of Directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on June 14, 2023. Each Board committee has a written charter which is publicly available at
www.tr.com
. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.
As of March 1, 2023, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter Thomson are the Chairmen, and David Binet is the President, of Woodbridge, our controlling shareholder. As of March 1, 2023, Woodbridge beneficially owned approximately 69% of our common shares. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge.

Thomson Reuters Annual Report 2022

Additional Information
Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. On October 1, 2018, articles of amendment were filed to make certain amendments to our articles of amalgamation related to the Trust Principles and the consent rights of the Thomson Reuters Founders Share Company. Our registered office and principal executive office is located at 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.
Description of Capital Structure
As of March 1, 2023:

•	Our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

•	We had outstanding 471,843,941 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.
Common Shares
Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our Board of Directors, subject to the rights of holders of the preference shares. All dividends declared by our Board of Directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up,
subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.
We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.
Preference Shares
Our preference shares may be issued in one or more series as determined by our Board of Directors. Our Board of Directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up.
The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds
of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our Board of Directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting
and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Annual Report 2022

Thomson Reuters Founders Share
Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles.
The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share, or effect a sale (or similar transactions) of Reuters News to an unrelated third-party or to effect or permit material acquisitions by, or material dispositions from, Reuters News. For a discussion of the Thomson Reuters Trust Principles, the Thomson Reuters Founders Share Company and proposed amendments to the Thomson Reuters Trust Principles arrangements, see the “Material Contracts” section below.
Market for Securities
Listings and Index Participation
Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.
Share Prices
The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common Shares (C$)				Common Shares (US$)				Preference Shares (C$)
	High	Low	Closing	Trading Volume	High	Low	Closing	Trading Volume	High	Low	Closing	Trading Volume
2022
January	151.27	131.67	136.46	8,400,295	119.62	103.27	107.36	9,137,400	17.52	15.53	16.74	48,436
February	137.16	125.39	128.16	9,028,168	108.38	98.37	101.05	11,231,521	16.98	16.25	16.25	26,958
March	136.90	129.94	135.73	9,633,678	109.10	102.00	108.85	9,368,485	16.50	15.99	16.20	34,686
April	136.90	128.44	128.44	5,572,620	109.06	99.96	99.96	6,241,841	16.19	15.29	15.29	314,696
May	128.44	120.35	125.19	8,875,503	99.96	92.58	99.04	13,893,963	15.53	14.28	14.28	16,050
June	134.37	124.19	134.19	10,454,973	104.31	96.32	104.21	10,843,681	14.75	13.86	13.87	35,681
July	143.79	132.12	143.79	8,069,385	112.28	103.61	112.28	10,158,564	13.87	13.35	13.60	39,324
August	150.30	142.79	144.62	9,019,076	116.82	109.90	110.02	10,426,180	14.38	13.36	13.70	19,150
September	149.13	141.71	141.80	8,079,340	114.77	102.62	102.62	8,328,888	14.06	13.68	13.86	46,180
October	145.99	137.45	144.89	7,330,762	107.22	98.98	106.28	8,562,494	14.08	13.40	13.55	32,810
November	158.39	140.12	158.39	10,523,195	117.72	102.30	117.72	14,170,916	13.49	12.90	13.05	51,158
December	158.69	152.21	154.46	7,630,315	117.84	111.68	114.07	9,739,236	13.55	12.90	13.25	77,646
2023
January	158.99	154.46	158.28	7,531,810	118.97	114.07	118.97	9,287,637	13.85	13.15	13.74	179,303
February	167.74	154.81	165.26	7,417,587	125.26	114.96	121.03	11,138,232	14.00	13.50	14.00	102,383

Thomson Reuters Annual Report 2022

Dividends
Our company and our predecessor companies have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.
Any dividends that we declare on our shares take into account all factors that our Board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 50% to 60% of annual free cash flow over the long term.
Our Board reviews our dividend policy each fiscal year. In February 2023, we announced that our Board approved a 10% increase to our annualized dividend rate by $0.18 cents to $1.96 per share (or $0.045 per share on a quarterly basis), effective with our dividend to be paid on March 16, 2023 to common shareholders of record as of February 23, 2023. The declaration of dividends by our Board and the amount of those dividends is at the discretion of the Board.
The following graph shows our annualized dividends per common share for the periods indicated.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 1, 2023.

	Dividend Currency (Default)	Dividend Currency (For Electing Holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A
We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.
Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Stock Info – Dividend Timetable”.
We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

Thomson Reuters Annual Report 2022

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2023.

	Common Shares (US$)	Series II Preference Shares (C$)
2020
Q1	$0.380000	C$	0.168820
Q2	$0.380000	C$	0.106602
Q3	$0.380000	C$	0.107773
Q4	$0.380000	C$	0.107773
2021
Q1	$0.405000	C$	0.105719
Q2	$0.405000	C$	0.106894
Q3	$0.405000	C$	0.108068
Q4	$0.405000	C$	0.108068
2022
Q1	$0.445000	C$	0.107445
Q2	$0.445000	C$	0.140053
Q3	$0.445000	C$	0.203345
Q4	$0.445000	C$	0.257159
2023
Q1	$0.490000	C$	*
*The first-quarter 2023 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.
Transfer Agents and Registrars

Type of Shares	Country	Transfer Agent/Registrar	Location of Transfer Facilities
Common shares	Canada	Computershare Trust Company of Canada	Toronto; Montreal; Calgary; and Vancouver
	United States	Computershare Trust Company N.A.	Canton, Massachusetts; Jersey City, New Jersey; and College Station, Texas
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

Thomson Reuters Annual Report 2022

Ratings of Debt Securities
Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.
Our long-term unsecured debt securities are rated Baa2 (stable) by Moody’s, BBB (stable) by S&P, BBB (high) (stable) by DBRS and BBB+ (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.
Moody’s Investors Services (Moody’s)
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest. Ratings outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term. In November 2022, Moody’s affirmed Thomson Reuters’ Baa rating and changed the rating outlook to Stable from Positive.
Standard & Poor’s Global Ratings (S&P)
S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of
10 rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate term (typically six months to two years).
DBRS Limited (DBRS)
DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “BBB” rating assigned to our long-term debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality, and while the capacity for the payment of financial obligations is considered acceptable, it may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category. Rating Trends represent DBRS’s opinion regarding the outlook for the ratings, should present tendencies continue.
Fitch Ratings (Fitch)
Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 11 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions are more likely to impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year

period.

Thomson Reuters Annual Report 2022

Investment in LSEG
On January 29, 2021, Thomson Reuters and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all-share
transaction. The following sets forth certain provisions that we agreed to in connection with the closing of the sale.

•
Thomson Reuters and Blackstone’s consortium are entitled to nominate three non-executive LSEG directors
for as long as they hold at least 25% of the LSEG shares, two LSEG directors for as long as they hold at least 17.5% but less than 25% of the LSEG shares and one LSEG director for as long as they hold at least 10% but less than 17.5% of the LSEG shares. For so long as Thomson Reuters and Blackstone’s consortium are entitled to nominate three directors, one nominee will be a Thomson Reuters representative.

•
The transaction was predominantly tax deferred for our company except for $627 million that was paid in 2021. As permitted under a lock-up
exception within a transaction agreement, in March 2021, Thomson Reuters sold approximately 10.1 million of its LSEG shares to generate approximately $994 million of pre-tax
total net proceeds. In 2021, we paid $223 million on the sale of these shares and used the remaining after-tax
proceeds to pay the $627 million of tax on the LSEG transaction.

•
Subject to certain exceptions, Thomson Reuters and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for our LSEG
shares through January 29, 2023. Pursuant to the
lock-up,
we are entitled to sell approximately 31 million of our company’s indirectly owned shares in the twelve-month period beginning January 30, 2023, 22 million shares in the twelve-month period beginning January 30, 2024, and 8 million shares after the lock-up
arrangement terminates on January 29, 2025.

•
A standstill restriction applies to the entity that we jointly own with Blackstone’s consortium under which we (and the underlying investors) have agreed not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods.

•
During a specified voting commitment period, the entity that we jointly own with Blackstone’s consortium has committed to vote its LSEG shares in line with the LSEG Board’s recommendation, subject to certain exceptions.

•	The entity that we jointly own with Blackstone’s consortium has agreed to a customary non-compete for three years after the closing.

•
Each of LSEG and the entity that we jointly own with Blackstone’s consortium has agreed to a customary non-solicit
with respect to certain officers and senior executives of the other party for a period of two years after closing. A separate agreement contains the same customary non-solicit
provisions with respect to certain officers and senior executives of LSEG, on the one hand, and each of Thomson Reuters, Blackstone, GIC and CPPIB, on the other hand, for two years after closing.

As of March 1, 2023, Thomson Reuters indirectly owned approximately 61.1 million LSEG shares. Thomson Reuters’ interest in LSEG shares are held through YPL, an entity jointly owned by Thomson Reuters, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management. YPL holds a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying, in aggregate, an approximate 26% economic interest and a 20% voting interest in LSEG).
In 2022, LSEG repurchased approximately 1.2 million ordinary shares from YPL under a buyback program announced by LSEG in August 2022. We received proceeds of $43 million, for approximately 0.5 million shares, related to our portion of the buyback. On January 27, 2023, Thomson Reuters and private equity funds affiliated with Blackstone sold approximately 21 million of its LSEG shares to Microsoft, of which 10.5 million of LSEG shares were indirectly owned by Thomson Reuters. We received gross proceeds of approximately $1.0 billion related to our portion of the sale.

Thomson Reuters Annual Report 2022

Material Contracts
Credit Agreement
In
November 2022, we amended our credit facility agreement to increase the commitment to $2.0 billion, from $1.8 billion, and extended the maturity to November 2027. The facility may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility as of December 31, 2022 and 2021. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. Based on our current credit ratings, the cost of borrowing under the agreement is priced at Term Secure Overnight Financing Rate (SOFR)/Euro Interbank Offered Rate (EURIBOR)/ Simple Sterling Overnight Index Average (SONIA) plus 102.5 bp. If our debt rating is downgraded by Moody’s or S & P or Fitch, our facility fees and borrowing costs would increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to
us.
We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5:0:1 for three quarters after completion, at which time the ratio would revert to 4:5:1. As of December 31, 2022, we were in compliance with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 1.6:1 .
Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company
Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its integrity, independence and freedom from bias in the gathering and dissemination of information and news.
The Trust Principles read as follows:

•	That Reuters shall at no time pass into the hands of any one interest, group or faction;

•	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•
That Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•
That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

The Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.
The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company to be considered for appointment. The nomination committee also has unique features. Two of its members are appointed in consultation with the European Court of Human Rights (ECHR) and assist in scrutinizing candidates’ suitability. These have historically been judges of the ECHR. Our Board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other representatives to the nomination committee. Other members are representatives of press associations from the United Kingdom and Australia.

Thomson Reuters Annual Report 2022

The directors of the Thomson Reuters Founders Share Company have a minimum of two meetings per year. They receive reports on our activities in the different fields in which we operate. The directors meet with representatives of senior management at the Thomson Reuters Founders Share Company board meetings and Thomson Reuters site visits; the directors of the Thomson Reuters Founders Share Company also have access to our Board, as necessary. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence. The Thomson Reuters Founders Share Company also has certain consultation rights as to the appointments of the president and editor in chief of the news services of Reuters News.
Directors of the Thomson Reuters Founders Share Company
The current directors of the Thomson Reuters Founders Share Company, with their countries of residence and the year of initial appointments, are:

Name	Country	Director Since
Kim Williams (Chairman)	Australia	2016
Steven Turnbull (Deputy Chairman)	U.K.	2013
Vikram Singh Mehta	India	2013
Lawton Fitt	U.S.	2014
Nicholas Lemann	U.S.	2014
Ory Okolloh	Kenya	2015
Ronald G. Close	Canada	2016
Linda Robinson	U.K.	2019
Pawel Dangel	Poland	2020
Anne Bouverot	France	2021
Aiko Doden	Japan	2021
Murilo Portugal	Brazil	2022
Nikiwe Bikitsha	South Africa	2023
Mark Thompson	U.K.	2023
Prior to May 1, 2014, directors were appointed for an initial term of five years that ended on December 31 following the fifth anniversary of appointment. Those directors were eligible for re-appointment
for additional terms of five years, subject to a maximum term of 15 years. Directors appointed on or after May 1, 2014 serve an initial term of three years and must retire on December 31 following the third anniversary of appointment. Those directors are eligible for re-appointment
for additional terms of three years, subject to a maximum term of nine years. However, in 2018, those longest standing directors still on five-year terms voluntarily agreed to stand down at the end of their respective second terms in order to better align the terms of office among directors.
Our company is a party to a Deed of Mutual Covenant, under which Thomson Reuters and the Thomson Reuters Founders Share Company have covenanted with press associations from the United Kingdom and Australia to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.
Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Thomson Reuters Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Thomson Reuters Annual Report 2022

Amended and Restated Reuters Support Agreement
In December 2020, Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News entered into an Amended and Restated Reuters Support Agreement. The following is a summary of certain provisions of the agreement, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website,
www.sedar.com
, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at
www.sec.gov.

•
Consent for Sale of Reuters News
. We have agreed not to effect a sale (or similar transactions) of Reuters News to an unrelated third-party or to effect or permit material acquisitions by, or material dispositions from, Reuters News unless we have received Thomson Reuters Founders Share Company’s prior written consent.

•
Business of Reuters News
. We agreed to maintain Reuters News as a separate business unit of Thomson Reuters and the sole business unit in our company that carries on the business of providing multimedia news services. We also agreed to provide Reuters News with access to capital and shared services on a basis that is consistent with the terms provided to our other business units. Reuters News will continue to provide services to our company’s other business units, consistent with past practice.

•
News Agreement with the Data
 & Analytics business of LSEG
. Reuters News has agreed to invest all of the license fees payable under the news agreement with the Data & Analytics business of LSEG into the Reuters News business for the term of that agreement. Reuters News also agreed not to amend the news agreement in a manner that would negatively impact the annual fee payable under the agreement, significantly increase Reuters News’ costs without reimbursement or amend any provision related to the Trust Principles without Thomson Reuters Founders Share Company’s prior written consent.

•
Brand License Agreements
. Our company and Reuters News agreed not to amend any provisions of the Brand License Agreements (as defined in the Amended and Restated Reuters Support Agreement) related to the Trust Principles without Thomson Reuters Founders Share Company’s prior written consent.

Thomson Reuters Annual Report 2022

Principal Subsidiaries
The following provides information about our principal subsidiaries as of December 31, 2022. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting
securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2022, have been omitted.

Subsidiary	Jurisdiction of Incorporation/Formation
3276838 Nova Scotia Company	Nova Scotia, Canada
Acritas Limited	England
Bedrijfsbeheer TRA B.V.	The Netherlands
Capital Confirmation Inc.	Delaware, United States
HighQ Solutions Limited	England
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Netmaster Solutions Limited	England
Reuters News & Media Inc.	Delaware, United States
Reuters News & Media Limited	England
Thomson Reuters (Legal) Inc.	Minnesota, United States
Thomson Reuters (Professional) Australia Limited	Australia
Thomson Reuters (Professional) UK Limited	England
Thomson Reuters (Tax & Accounting) Inc.	Texas, United States
Thomson Reuters (TRI) Inc.	Delaware, United States
Thomson Reuters America Corporation	Delaware, United States
Thomson Reuters Brasil Conteúdo e Tecnologia Ltda	Brazil
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Enterprise Centre GmbH	Switzerland
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters Group Limited	England
Thomson Reuters Holdco LLC	Delaware, United States
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings Inc.	Delaware, United States
Thomson Reuters Holdings S.A.	Luxembourg
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters MX Servicios, S.A. de D.V.	Mexico
Thomson Reuters No. 4 Inc.	Delaware, United States
Thomson Reuters No. 5 LLC	Delaware, United States
Thomson Reuters No. 8 LLC	Delaware, United States
Thomson Reuters U.S. LLC	Delaware, United States
TR (2008) Limited	England
TR Finance LLC	Delaware, United States
TR Holdings Limited	Bermuda
TR U.S. Inc.	Delaware, United States
TTC (1994) Limited	England
TTC Holdings Limited	Bermuda
West Publishing Corporation	Minnesota, United States

Thomson Reuters Annual Report 2022

Interests of Experts
Our independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent registered public accounting firm’s report dated March 8, 2023 in respect of our consolidated financial statements as of December 31, 2022 and December 31, 2021, and for each of the years ended December 31, 2022 and December 31, 2021 and our internal control over financial reporting as of December 31, 2022. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).
Further Information and Disclosures
Iran Threat Reduction and Syria Human Rights Act Disclosure
The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran and other sanctioned individuals or entities in 2022. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.
During 2022, one of our
non-U.S.
subsidiaries sold Reuters text newswires and video broadcast services products to one customer in Iran covered by the ITRA. These sales were exempt from applicable U.S. economic sanctions laws and regulations as information or informational materials. The aggregate gross revenues attributable to these 2022 sales were approximately $740,000. We did not recognize any revenue or net profit from these sales in 2022. These sales represented approximately 0.01% of our company’s 2022 consolidated revenues. Additionally, in 2022, we recognized approximately $1,600,000 in revenue related to the delayed collection of outstanding receivables from prior-year periods. We estimate that the 2022 net profit attributable to this revenue (utilizing Reuters News’ 2022 segment adjusted EBITDA margin disclosed in this annual report) was approximately $336,000. We discussed these outstanding receivables in our previously filed annual reports.
Our Reuters business plans to continue its existing customer contracts which are covered by the ITRA. However, it does not plan on entering into any new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.
Other Information and Disclosures
Steve Hasker, our President and Chief Executive Officer and a director of our company, was a director of Global Eagle Entertainment Inc. until May 2020. In July 2020, Global Eagle Entertainment Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.
For more information about Thomson Reuters, please see our various filings and notifications posted on our website,
www.tr.com
, the Canadian Securities Administrators’ SEDAR website,
www.sedar.com
, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at
www.sec.gov
.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on June 14, 2023. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, New York 10036, United States. Requests may also be sent by
e-mail
to: investor.relations@tr.com.
Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument
Form 52-110F1
(Audit Committees) for our company is included in the “Executive Officers and Directors” section of this annual report.

Thomson Reuters Annual Report 2022

Additional financial information is included in the “Management’s Discussion and Analysis” and “Consolidated Financial Statements” sections of this annual report.
Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of U.S. domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.
Our Code of Business Conduct and Ethics, corporate governance guidelines and Board committee charters are available on
www.tr.com
as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by
e-mail
to our Investor Relations Department. Shareholders and other interested parties may contact the Board or its non-management
or independent directors as a group, or the directors who preside over their meetings, by writing to them by
e-mail
at board@tr.com or by mail at Thomson Reuters Board of Directors, Attention: Chief Legal Officer and Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada.
Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.
We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Thomson Reuters Annual Report 2022

Cross Reference Tables
For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2022 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.
The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on
Form 40-F
prepared in accordance with SEC requirements.
Annual Information Form (Form
51-102F2)
Cross Reference Table

Page/Document
Item 1.	Cover Page	Cover
Item 2.	Table of Contents	1
Item 3.	Corporate Structure
	3.1 Name, Address And Incorporation	182
	3.2 Intercorporate Relationships	191
Item 4.	General Development of the Business
	4.1 Three Year History	3
	4.2 Significant Acquisitions	12,40
Item 5.	Describe the Business
	5.1 General	2-18
	5.2 Risk Factors	19-33
	5.3 Companies With Asset-Backed Securities Outstanding	N/A
	5.4 Companies With Mineral Projects	N/A
	5.5 Companies With Oil And Gas Activities	N/A
Item 6.	Dividends	184-185
Item 7.	Description of Capital Structure
	7.1 General Description Of Capital Structure	182-183
	7.2 Constraints	N/A
	7.3 Ratings	186
Item 8.	Market for Securities
	8.1 Trading Price And Volume	183
	8.2 Prior Sales	N/A
Item 9.	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	N/A
Item 10.	Directors and Officers
	10.1 Name, Occupation And Security Holding	169-181
	10.2 Cease Trade Orders, Bankruptcies, Penalties Or Sanctions	192
	10.3 Conflicts Of Interest	N/A
Item 11.	Promoters	N/A
Item 12.	Legal Proceedings and Regulatory Actions
	12.1 Legal Proceedings	60
	12.2 Regulatory Actions	60

Thomson Reuters Annual Report 2022

		Page/Document
Item 13.	Interest of Management and Others in Material Transactions	66-67
Item 14.	Transfer Agents and Registrars	185
Item 15.	Material Contracts	188-190
Item 16.	Interest of Experts
	16.1 Names Of Experts	192
	16.2 Interests Of Experts	192
Item 17.	Additional Information	192-193
Item 18.	Additional Disclosure for Companies Not Sending Information Circulars	N/A
Form
40-F
Cross Reference Table

Page/Document
Annual Information Form	See AIF Table
Audited Annual Financial Statements	96-168
Management’s Discussion And Analysis	34-95
Disclosure Controls And Procedures	69
Internal Control Over Financial Reporting
a. Changes In Internal Controls Over Financial Reporting	69
b. Management’s Report On Internal Control Over Financial Reporting	96
c. Independent Auditor’s Report On Internal Control Over Financial Reporting	97-98
Notice Pursuant To Regulation BTR	N/A
Audit Committee Financial Expert	176
Code Of Ethics	181
Principal Accountant Fees And Services	177
Off-Balance Sheet Arrangements	59-60
Material Cash Requirements	53,59-60
Identification Of The Audit Committee	176
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A

THOMSON REUTERS 333 Bay Street, Suite 300 Toronto, Ontario M5H 2R2 Canada tel: +1 647 480 7000 www.tr.com